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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

TECHTEAM GLOBAL, INC.
(Name of Subject Company)

TECHTEAM GLOBAL, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

878311109
(CUSIP Number of Class of Securities)

Michael A. Sosin, Esq.
Corporate Vice President, General Counsel & Secretary
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
(248) 357 2866
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jeffrey R. Katz, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
(617) 951 7072

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company is TechTeam Global, Inc., a Delaware corporation (the "Company" or "TechTeam"), and the address of the principal executive offices of the Company is 27335 West 11 Mile Road, Southfield, Michigan 48033. The telephone number of the principal executive offices of the Company is (248) 357-2866.

(b)   Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule 14D-9") relates is the Company's common stock, par value $0.01 per share (the "Common Stock" and each share of Common Stock to be referred to as a "Share"). As of October 29, 2010, as set forth in the Merger Agreement (as defined below), there were 11,190,781 Shares issued and outstanding, which includes 349,567 Restricted Shares (as defined below).

Item 2.    Identity and Background of Filing Person.

(a)   Name and Address.

        The filing person of this Schedule 14D-9 is the Company. The Company's name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)   Tender Offer.

        This Schedule 14D-9 relates to the cash tender offer by Platinum Merger Sub, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a corporation incorporated and registered under the laws of England and Wales ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on November 12, 2010, to purchase all of the outstanding Shares of the Company, at a price of $8.35 per Share (such amount, or any other amount per Share paid pursuant to such tender offer, the "Offer Price"), net to the seller in cash, without interest thereon and subject to required tax withholdings, upon the terms and conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the "Offer to Purchase") dated November 12, 2010 and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Purchaser, Parent and the Company (the "Merger Agreement"). The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the outstanding Shares on a fully-diluted basis (the "Minimum Condition"), and where "fully-diluted basis" means the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the exercise or conversion of any vested "in the money" Company Stock Options (as defined below) and all warrants and all other rights to acquire, or securities convertible into, or exchangeable for Common Stock, that are outstanding and that are vested (or that will be vested) immediately prior to the purchase of tendered shares by the Purchaser (the "Purchase Time").

        The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, following completion of the Offer, and in accordance with the General

Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each outstanding Share (other than (i) Shares owned by Parent, Purchaser or any direct or indirectly wholly-owned subsidiary of either or Shares held by the Company as treasury Shares, and (ii) any Shares that are held by any stockholder who properly demands and perfects appraisal rights pursuant to the provisions of Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price, without interest and subject to applicable tax withholdings ("Merger Consideration").

        Purchaser's obligation to accept for payment and pay for all Shares tendered is subject to a number of conditions, including: (i) satisfaction of the Minimum Condition, (ii) the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the absence of a Material Adverse Effect (as defined in the Merger Agreement) on the Company, (iv) a Company Adverse Recommendation Change (as defined in the Merger Agreement) has not occurred and (v) other customary conditions. Purchaser reserved the right, at any time or from time to time, in its sole discretion to waive any condition to the Offer or modify or amend the terms of the Offer. Pursuant to the Merger Agreement, however, without the prior written consent of the Company, Purchaser cannot (i) decrease the Offer Price or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) amend or waive the Minimum Condition or the condition that the Merger Agreement shall not have been terminated in accordance with its terms, (iv) add to the conditions to the Offer specified in the Merger Agreement, (v) modify the conditions to the Offer set forth in the Merger Agreement in a manner adverse to the holders of Shares, (vi) extend the expiration date of the Offer except as required or permitted in the Merger Agreement or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares. The completion of the Offer is not contingent upon the receipt of financing by Parent or Purchaser.

        The Offer must remain open for twenty (20) Business Days (as defined in the Merger Agreement) following (and including the day of) the commencement of the Offer. In addition, subject to the terms of the Merger Agreement, including the termination rights of Parent, Purchaser and the Company: (i) if, at any time as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser must, to the extent requested by the Company, or otherwise may extend the Offer for one or more periods of not more than ten (10) Business Days each beyond the scheduled expiration date; (ii) Purchaser must extend the Offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or NASDAQ applicable to the Offer; and (iii) Purchaser may, in its discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934 (as amended, the "Exchange Act"). In addition, if more than 80% but not exceeding 90%, of the number of Shares then outstanding on a fully-diluted basis have been validly tendered and not withdrawn pursuant to the Offer, Purchaser may extend the Offer for one or more periods of up to an aggregate of ten (10) Business Days. Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the applicable expiration date of the Offer and will immediately accept and promptly pay for all Shares as they are validly tendered during any "subsequent offer period" pursuant to Rule 14D-11 of the Exchange Act.

        Pursuant to the Merger Agreement, and except as otherwise provided therein, the Purchaser will not terminate or withdraw the Offer or extend the expiration date of the Offer unless at the expiration date the conditions to the Offer shall not have been satisfied or earlier waived, or in the case of termination, such termination is in connection with the termination of the Merger Agreement in accordance with its terms.

        The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Purchaser. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. Information regarding the Company is provided in the Company's other SEC filings, which are available on the SEC's website at www.sec.gov.

        The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal. In addition, the foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Schedule TO states that the principal executive offices of Purchaser are located at c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, São Paulo, SP 001452-002, Brazil and that the telephone number at such principal offices is 011-55-11-3039-2065, and that the principal offices of Parent are located at 7 Welbeck Street, London W1G 9YE, United Kingdom. Parent can also be reached c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, São Paulo SP 001452-002, Brazil. Parent's telephone number at that address is 011-55-11-3039-2065.

        Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.techteam.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company (the "Information Statement") attached to this Schedule 14D-9 as Annex I hereto, which is incorporated herein by reference as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Parent's right (after acquiring a majority of Shares pursuant to the Offer), pursuant to the Merger Agreement, to designate persons to the Board of Directors (the "Board") representing a majority of the Board.

(a)   Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Certain agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its executive officers, directors and affiliates that are unrelated to the Offer are described in the Information Statement.

Interests of Certain Persons.

        Certain directors and executive officers of the Company may have interests in the Transactions that are different from or in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company's stockholders generally, among other matters, in approving the Merger Agreement and the Transactions.

Cash Consideration Payable Pursuant to the Offer.

        If each of the directors and executive officers of the Company were to tender the Shares each owns (other than Restricted Shares) for purchase pursuant to the Offer, each would receive the same per Share cash consideration on the same terms and conditions as the other stockholders of the Company. Additionally, pursuant to the terms of the Merger Agreement, any outstanding Shares owned by the directors and executive officers and not tendered in the Offer will be cancelled and converted at the Effective Time into the right to receive Merger Consideration.

        As of October 29, 2010, the Company's directors and current executive officers owned in the aggregate 252,618 Shares (other than Shares issuable upon the exercise of options to purchase Shares and Restricted Shares (as defined below)). If the Company's directors and current executive officers were to tender all of their Shares (other than Shares issuable upon the exercise of options to purchase Shares and Restricted Shares) for purchase pursuant to the Offer, and such Shares were purchased by Purchaser at the Offer Price, the directors and current executive officers would receive an aggregate amount of $2,109,360.30 net in cash, without (i) interest thereon and (ii) any required tax withholdings.

        As described in more detail below, Emancipation Capital, LLC ("Emancipation") and Costa Brava Partnership III, L.P. ("Costa Brava") have agreed, pursuant to the terms and conditions of the Tender and Support Agreements (as defined below) to each tender their beneficially owned Shares for pursuant to the Offer. Upon tendering its respective Shares, both Emancipation and Costa Brava will be entitled to receive the same per Share cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 1, 2010, Emancipation owned 737,035 Shares and Costa Brava owned 1,319,274 Shares.

Treatment of Options held by Executive Officers, Directors and Affiliates.

        Pursuant to the Merger Agreement, each stock option granted by the Company to acquire Shares (each, a "Company Stock Option") that is outstanding and unexercised immediately prior to the Purchase Time will vest in full and be cancelled and converted into the right to receive an amount in cash equal to the number of Shares subject to the unexercised portion of such Company Stock Option immediately prior to such time multiplied by an amount equal to the Offer Price less the applicable exercise price; provided, however, that if the exercise price per Share under any such Company Stock Option is equal to or greater than the Offer Price, then such Company Stock Option will be cancelled for no consideration. All such amounts payable by the Company with respect to Company Stock Options will be paid as soon as reasonably practicable following the Effective Time (and in any event within five (5) Business Days). In addition, pursuant to the Merger Agreement, each share of unvested restricted Common Stock (each, a "Restricted Share") that is outstanding immediately prior to the Purchase Time will, at the Purchase Time, vest in full and such thereafter the holders of such Shares shall (i) to the extent such Shares are validly tendered during a subsequent offering commenced by the Purchaser, be entitled to receive the Offer Price for each such Share or (ii) at the Effective Time, have such Shares converted into the right to receive Merger Consideration (other than Dissenting Shares (as defined below)).

        The foregoing summary of the treatment of the Company Stock Options and Restricted Shares is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Summary of Cash Consideration Payable to Directors and Executive Officers.

        The following table sets forth, as of October 29, 2010, for each of the Company's current directors and executive officers, the cash consideration that such individual would receive (without taking into account any applicable tax withholdings) if: (i) such director or executive officer were to tender all of the Shares that he or she owns in connection with the Offer and (ii) all Company Stock Options and Restricted Shares held by such director or executive officer were to vest in full and be converted into the right to receive the consideration described above in connection with the Offer and the Merger:

Name	Number of Unrestricted Shares	Cash Consideration for Unrestricted Shares	Number of Company Stock Options	Cash Consideration for Company Stock Options	Number of Restricted Shares	Cash Consideration for Restricted Shares
Seth W. Hamot	1,319,274	$11,015,938	—	—	—	—
Gary J. Cotshott	37,375	312,081	350,000	$214,000	65,625	$547,969
Charles Frumberg	740,182	6,180,520	26,000	73,060	—	—
James A. Lynch	73,206	611,270	28,000	78,680	—	—
Dov H. Scherzer	2,724	22,745	32,000	89,920	—	—
Andrew R. Siegel	57,707	481,853	77,000	84,300	3,500	29,225
Richard R. Widgren	20,841	174,022	81,000	89,920	3,500	29,225
Michael A. Sosin	13,173	109,995	30,000	—	15,893	132,707
Margaret M. Loebl	17,966	150,016	150,000	219,000	26,245	219,146
Kevin P. Burke	9,369	78,231	60,000	—	32,863	274,406
Christopher Donohue	9,869	82,406	75,000	—	35,820	299,097
Armin Pressler	7,241	60,462	80,000	—	29,995	250,458

Director and Officer Indemnification and Insurance.

        Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made with respect to any claim, issue or matter as to which he or she has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or other adjudicating court deems proper.

        Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

        Article Seventh of the Company's Amended and Restated Certificate of Incorporation (the "Charter"), provides, in general, that no director of the Company will be personally liable to the Company or the Company's stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for any breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 145 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit.

        Article Eighth of the Charter provides that no director or officer shall be accountable or responsible to the Company for or in respect to any transaction, contract or act of the Company or for any gain or profit directly or indirectly realized by him or her by reason of the fact that he or she or any firm in which he or she is a member or any corporation of which he or she is a stockholder, director, or officer, or any trust of which he or she is a trustee, or beneficiary, is interested in such transaction, contract or act; provided the fact that such director or officer or such firm, corporation, trustee or beneficiary of such trust, is so interested shall have been disclosed or shall have been known to the members of the Board as shall be present at any meeting at which action upon such contract, transaction or act shall have been taken. Any director may be counted in determining the existence of a quorum at any meeting of the Board which shall authorize or take action in respect to any such contract, transaction or act, and may vote thereat to authorize, ratify or approve any such contract, transaction or act, and any officer of the Company may take any action within the scope of his or her authority, respecting such contract, transaction or act with like force and effect as if he or she or any firm of which he or she is a member, or any corporation of which he or she is a stockholder, director or officer, or any trust of which he or she is a trustee or beneficiary, were not interested in such transaction, contract or act. Without limiting or qualifying the foregoing, if in any judicial or other inquiry, suit, cause or proceeding, the question of whether a director or officer of the Company has acted in good faith is material, and notwithstanding any statute or rule of law or equity to the contrary (if any there be) his or her good faith shall be presumed in the absence of proof to the contrary by clear and convincing evidence.

        Article V of the Company's Amended and Restated By-laws (the "By-laws") provides, that to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification than the DGCL permitted the Company to provide prior to such amendment), the Company shall indemnify any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit, arbitration, alternative dispute mechanism, inquiry, administrative or legislative hearing, investigation or any other actual, threatened or completed proceeding, including any and all appeals, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or officer of the Company (including service with respect to employee benefit plans), or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise whether the basis of the Proceeding is an alleged action in an official capacity as a director, officer, employee, trustee or agent or in any other capacity while serving as a director, officer, employee, or agent against all expenses, liability, loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on such person as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any Proceeding. The Corporation shall be required to indemnify a director or officer in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

        The Company has also entered into indemnification agreements with its directors and officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to extend directors and officers insurance coverage to such officers and directors to the extent the Company maintains a directors and officers insurance policy or policies. From and after the Effective Time, Parent shall indemnify and has agreed that such indemnification agreements shall survive the Transactions and will continue in full force and effect in accordance with their respective terms, in each case, whether or not the Company's insurance covers all such costs, for a period of six years following the Effective Time. The description of the indemnification agreements entered into with the Company's directors and certain former officers is qualified in its entirety by reference to the form of the indemnification agreement which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

        Parent and the Surviving Corporation, for a period of six years after the Effective Time, shall indemnify and hold harmless any individual who is a present and former officer and director of the Company and its subsidiaries (each, an "Indemnitee" and, collectively, "Indemnitees") with respect to all claims, liabilities, losses damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including, but not limited to, fees and expense of legal counsel, experts and litigation consultants as well as any appeal bonds) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of (i) the fact that an Indemnitee was, or was or is deemed to have status as, a director or officer of the Company or subsidiary or (ii) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, officer, employee or agent of the Company or its subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a director, officer, employee, agent, trustee or fiduciary of another person), to the fullest extent permitted under applicable law.

        Parent, for a period that is the later of (i) six years after the Effective Time and (ii) the expiration of the applicable statute of limitations related to the indemnification obligations of Indemnitees as provided above, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and advancement and indemnification than are set forth as of the date of the Merger Agreement under the Charter and By-laws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

        The Merger Agreement further provides that Parent will bear the full cost of, and will cause the Company to maintain in effect, for at least six years commencing on and immediately following the Effective Time, one or more director and officer tail policy(ies) (collectively, the "D&O Tail Policies"). Prior to the Effective Time, the Company will obtain one or more prepaid, fully-earned and non-cancellable D&O Tail Policies applicable on and after the Effective Time, for a period equal to the later of (i) six years immediately following the Effective Time and (ii) the statute(s) of limitations applicable to the acts and omissions of the directors and officers of the Company up through and including the Effective Time (the greater of such periods, the "D&O Tail Period"), in lieu of the current policies or directors and officers liability insurance maintained by the Company. Such D&O Tail Policies will provide at least the same coverage with respect to amounts, terms and conditions, as the directors and officers liability insurance policies (including, but not limited to, both primary and any and all excess policies) maintained by the Company on the date hereof (collectively, the "Current D&O Policies"), or policies with at least the same coverage limits and amounts as the Current D&O Policies, containing terms and conditions which are no less favorable to the individuals or the Company covered by such Current D&O Policies, than the terms of such policies, so long as the Company is not required to pay a premium in excess of 200% of the last annual premium paid in the aggregate by the Company for such Current D&O Policies.

        The foregoing summary with respect to the terms of the Merger Agreement regarding the indemnification of directors and officers and directors' and officers' insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Employee Benefits.

        The Merger Agreement provides that, from the date of the Merger Agreement until the termination of the Merger Agreement or the Effective Time, the Company may not, other than in limited circumstances, without the prior written consent of Parent, (i) increase the compensation payable or to become payable (including bonus grants), pay any bonuses to or increase or accelerate the vesting of the benefits provided to its directors, executive officers or employees or other service providers, except for increases in compensation, acceleration of vesting or payment of bonuses (a) required by contract as in effect on the date of the Merger Agreement or (b) increases in the ordinary course of business in salaries or wages of employees of the Company or any of its subsidiaries (provided that payments of bonuses consistent with past practice shall not constitute an increase in compensation) other than officers or directors of the Company or any subsidiaries, (ii) grant any severance or termination pay or benefit rights to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any director, executive officer or other employee or other service providers of the Company or of any Company subsidiary, except pursuant to a policy or agreement in effect on the date of the Merger Agreement or as required by applicable law, provided that the Company may (a) issue or enter into employment offer letters, employment agreements and consulting agreements (other than with officers and directors of the Company), and (b) grant benefit rights (except stock-based compensation) to new employees hired in accordance with clause (ii)(a) in each case of clauses (ii)(a) and (ii)(b), in the ordinary course of business, consistent with past practice, or (iii) enter into any collective bargaining agreement, except as required by law or in the ordinary course of business. In addition, the Company may not grant any Company Stock Options or Restricted Shares until the termination of the Merger Agreement or the Effective Time.

        The Merger Agreement provides that for a period of 12 months following the earlier of (i) Effective Time and (ii) such time as designees of Parent first constitute at least a majority of the Board (such earlier time, the "Control Time"), the Surviving Corporation shall provide to each employee of the Company and its subsidiaries who is employed as of the Effective Time (collectively, the "Company Employees") (i) a base salary and incentive compensation opportunities and

(ii) employee benefits that are, in either case, not less favorable, in the aggregate than as provided by the Company as of the date of the Merger Agreement; provided, however, that nothing in the Merger Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate the employment of any individual or to amend or terminate any employee benefit plan, program or arrangement.

        The Merger Agreement also provides that each Company Employee will receive credit for service by such employees for all purposes (including eligibility to participate, vesting and level of benefits) under the employee benefit plans in which they participate after the Control Time, to the same extent such service was credited under similar Company plans. In addition, Parent will cause pre-existing condition exclusions and actively-at-work requirements to be waived for Company Employees and his or her covered dependents under any benefits plans in which they participate after the Control Time to the extent as they were waived under comparable Company plans and to give effect to amounts paid by such employees during the calendar year in which the Merger occurs for purposes of satisfying premium, deductible, co-insurance and maximum out-of-pocket requirements applicable to such employees.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Existing Employment and Change of Control Arrangements with the Company.

(a)   Agreements Related to Change of Control

        Each of Kevin P. Burke, Gary J. Cotshott, Christopher E. Donohue, Margaret M. Loebl, Armin Pressler and Michael A. Sosin, has previously entered into an employment, non-competition, retention or change of control agreement (each, as it may be amended, a "Change of Control Agreement") with the Company. Generally, these Change of Control Agreements provide that for one year following a Change of Control (as defined under each respective Change of Control Agreement) of the Company (two years for Mr. Cotshott), the executive officer may receive certain benefits from the Surviving Corporation upon invoking the Change of Control Agreement to terminate the executive officer's employment if, among other things:

  •
  generally, the executive officer suffers a diminution in such executive officer's position, authority, duties or responsibilities after the effective date of the Change of Control;

  •
  the executive officer is required to be based at any office or location other than that specified in the Change of Control Agreement or in which the executive officer had been located at the date of the Change of Control Agreement, other than short-term assignments where travel and temporary relocation expenses are paid for by the Surviving Corporation; or

  •
  as to Messrs. Burke, Donohue and Sosin:

  •
  the Company fails to cause any successor to assume and perform its obligations under the Change of Control Agreement, or such successor fails to do so on at least 10 days prior written notice from the Company or the executive officer; or

  •
  the Company terminates the executive officer's employment without Cause (as defined in each executive officer's respective Change of Control Agreement).

        The table below summarizes the types of severance and benefits that each executive officer may be entitled to receive if the Transactions are consummated, the Transactions constitutes a Change of Control under the relevant Change of Control Agreement, and any of the events giving rise to termination of employment pursuant to the provisions of the Change of Control Agreement occur as noted above.

Change of Control Benefit	Executive Officer(s)	Description
Post-Change of Control Protection of Salary and Benefits	Gary J. Cotshott Kevin P. Burke Christopher E. Donohue Margaret M. Loebl Michael A. Sosin Armin Pressler	For a one-year period commencing on the "effective date" of the Change of Control, each executive is entitled to receive:

•       annual base salary at least equal to 12 times the highest monthly base salary paid during the 12 months prior to the Change of Control;

• eligibility to participate in any bonus program that is in force on the effective date or otherwise adopted by the Surviving Corporation;
• eligibility to participate in all savings and retirement plans and arrangements applicable generally to other peer executives of the Surviving Corporation; and
• benefits under all welfare benefit plans and programs provided by the Surviving Corporation.
Lump-Sum Cash Payment	Gary J. Cotshott Kevin P. Burke Christopher E. Donohue Margaret M. Loebl Michael A. Sosin Armin Pressler

The executive is entitled to receive a lump sum cash payment, as follows:

•       with respect to Messrs. Burke, Donohue and Sosin, unpaid annual base salary through the termination date;

•       an amount equal to the executive's annual base salary as of the termination date;

• accrued but unpaid vacation pay;

Change of Control Benefit	Executive Officer(s)	Description
• an amount equal to the current year's annual bonus as if earned at the target level, and, in the case of Mr. Pressler, pro rated for the length of time remaining until the end of the year; and
• in the case of Mr. Cotshott, a $20,000 payment for his medical insurance premiums or healthcare expenses.
Vesting of Equity Awards	Kevin P. Burke Christopher E. Donohue Margaret M. Loebl Michael A. Sosin
Immediately upon termination, all options and restricted stock granted to the executive will vest, and the executive will have six months (12 months in the case of Ms. Loebl) to exercise any such options.
Outplacement Services	Gary J. Cotshott Kevin P. Burke Christopher E. Donohue Margaret M. Loebl Michael A. Sosin Armin Pressler

All executives are entitled to receive reasonable outplacement services through a recognized outplacement provider agreed to by the Surviving Corporation and the executive, for up to the following lengths of time:

•       with respect to Messrs. Burke, Cotshott, Donohue and Sosin, 12 months;

• with respect to Ms. Loebl, nine months; and
• with respect Mr. Pressler, six months.
Extension of Benefits	Gary J. Cotshott Kevin P. Burke Christopher E. Donohue Margaret M. Loebl Michael A. Sosin Armin Pressler
For a period of 12 months, the Surviving Corporation must continue to provide welfare benefits to the executive and his or her family in an amount at least equal to that which would have been provided if the executive's employment had not been terminated

Change of Control Benefit	Executive Officer(s)	Description
Interest on Payment of Severance	Gary J. Cotshott Kevin P. Burke Christopher E. Donohue Margaret M. Loebl Michael A. Sosin Armin Pressler
With respect to Messrs. Cotshott and Pressler and Ms. Loebl, the Surviving Corporation must pay the severance payment and any unearned bonus, and, in the case of Mr. Cotshott, his healthcare payments, only upon a "separation from service" as defined in Section 409A of the Code. If the executive is deemed to be a "specified employee" under Section 409A of the Code, then the payments will be made to the executive, with interest, six months and one business day after the "separation from service" under Section 409A.

With respect to Messrs. Burke, Donohue, and Sosin, to the extent the executive is a "specified employee" under Section 409A of the Code and the severance payments exceed the lesser of two times (i) the executive's annual base salary for the prior calendar year or (ii) the dollar limitation under Section 401(a)(17) of the Code for the year in which the termination occurs, then such excess will be paid, with interest, six months and one business day after the termination date. With respect to Mr. Burke, only the annual salary and bonus payments are considered to be "severance payments."

        Based on compensation and benefit levels as of November 1, 2010 and based on a hypothetical closing date as of December 10, 2010, the tables below describe the quantifiable severance benefits and other payments that would be payable to each executive officer upon consummation of the Transactions in accordance with the terms of each executive officer's Change of Control Agreement or arrangement, as applicable, described above, assuming that the executive officer's termination of employment occurred effective as of such date. These tables assume that, to the extent necessary, the executive officer's employment has been subsequently terminated as of the beginning of the pay period by us without cause or by the executive officer for good reason as described in this section following the consummation of the Transactions.

	Kevin P. Burke ($)(1)	Gary J. Cotshott ($)	Christopher E. Donohue ($)(1)
Base Salary	$240,000	$350,000	$237,500
Bonus	108,000	210,000	118,750
Accrued and Unpaid Vacation Pay	17,415	31,746	17,233
Medical Benefits Payment	—	20,000	—
Fair Market Value of Accelerated Equity Compensation(2)	274,406	761,969	299,097
Outplacement Services(3)	10,000	10,000	10,000
Extension of Benefits(4)	9,350	—	9,350
Interest on Payment of Severance(5)	—	3,538	—
Total	$659,171	$1,387,253	$691,930

(1)
Should the executive officer be a "disqualified individual" within the meaning of Section 280G of the Code, the total amount of payments to such executive officer will be limited to an amount that is $1.00 less than the aggregate amount that would otherwise cause any such payments to be considered a "parachute payment" within the meaning of such Code section.

(2)
Equal to the sum of (i) the product of (x) the Offer Price and (y) the number of shares of restricted stock subject to forfeiture as of November 1, 2010 and (ii) the product of (x) the number of shares of Common Stock subject to the stock options and (y) the excess, if any, of the Offer Price, without interest, over the exercise price per share of Common Stock subject to such stock option.

(3)
Equal to the value of reasonable outplacement services through a recognized outplacement provider, as determined by us as of November 1, 2010.

(4)
Equal to the value of welfare plan benefits to be provided for a period of 12 months.

(5)
Assumes an interest rate of 0.61%, which is equal to the applicable federal rate provided for under the terms of each Change of Control Agreement.

	Margaret M. Loebl ($)	Armin Pressler ($)	Michael A. Sosin ($)(1)
Base Salary	$300,000	$240,000	$200,000
Bonus	150,000	101,880	80,000
Accrued and Unpaid Vacation Pay	21,768	17,415	14,512
Fair Market Value of Accelerated Equity Compensation(2)	438,146	250,458	132,707
Outplacement Services(3)	10,000	7,500	10,000
Extension of Benefits(4)	3,233	9,137	195
Interest on Payment of Severance(5)	2,745	2,123	—
Total	$925,892	$628,513	$437,414.00

(1)
Should the executive officer be a "disqualified individual" within the meaning of Section 280G of the Code, the total amount of payments to such executive officer will be limited to an amount that is $1.00 less than the aggregate amount that would otherwise cause any such payments to be considered a "parachute payment" within the meaning of such Code section.

(2)
Equal to the sum of (i) the product of (x) the Offer Price and (y) the number of shares of restricted stock subject to forfeiture as of November 1, 2010 and (ii) the product of (x) the number of shares of Common Stock subject to the stock options and (y) the excess, if any, of the Offer Price, without interest, over the exercise price per share of Common Stock subject to such stock option.

(3)
Equal to the value of services for reasonable outplacement services through a recognized outplacement provider, as determined by us as of November 1, 2010.

(4)
Equal to the value of welfare plan benefits to be provided for a period of 12 months.

(5)
Assumes an interest rate of 0.61%, which is equal to the applicable federal rate provided for under the terms of each Change of Control Agreement.

(b)   Arrangements with Parent and Purchaser

Merger Agreement.

        The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(c)   Arrangements with Affiliates of Parent and Purchaser

Guarantee

        On November 1, 2010, Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda. ("Stefanini"), and Stefanini Consultoria e Assessoria em Informatica S.A. (each a "Guarantor" and collectively, the "Guarantors") entered into a guarantee (the "Guarantee") in favor of the Company pursuant to which each Guarantor is legally bound to absolutely, irrevocably and unconditionally guarantee to the Company the payment of all liabilities and obligations of Parent and Purchaser pursuant to the Merger Agreement. Such payment liabilities and obligations include payment of the Offer Price for each Share validly tendered pursuant to the Offer, the Merger consideration paid to stockholders upon the consummation of the Merger, certain other amounts payable pursuant to any other section of the Merger Agreement and all damages, losses, costs and expenses in connection with any breach of the Merger Agreement by Parent or Purchaser. The Guarantors are jointly and severally obligated for any and all obligations in accordance with the terms of the Guarantee. Notwithstanding any other provision of the Guarantee, the maximum aggregate liability of the Guarantors will not exceed the aggregate liability of Parent and Purchaser under the Merger Agreement plus reasonable attorneys' fees and other reasonable costs of enforcement of, and collection under, the Guarantee.

        The Guarantors agreed to standard representations and warranties, including, in the case of the Stefanini Family, as to their ownership of the equity interests of the Parent and Purchaser. In addition, the Guarantors agreed that they will not object to a claim of specific enforcement as a remedy for a breach of the Guarantee. The Guarantors also agreed that any legal action or proceeding related to the Guarantee shall be brought and determined exclusively in the Chancery Court of the State of Delaware (or, if the Chancery Court declines to accept jurisdiction over such matter, in any federal or state court within the State of Delaware).

        Each of the Guarantors agreed to cause Parent and Purchaser to perform all of their respective non-payment obligations pursuant to the Merger Agreement. The Company has the right to take any and all actions under applicable law to collect any of the Guarantors' liabilities pursuant to the Guarantee. The Guarantee will terminate upon the earlier of (i) the closing of the Merger, (ii) immediately after the termination of the Merger Agreement in certain circumstances including, but not limited to, the termination of the Merger Agreement by the Company in order to enter into a transaction that is a Superior Proposal (as defined in the Merger Agreement), and (iii) 100 days after the termination of the Merger Agreement.

        This summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

(d)   Arrangements between Stockholders and Parent and Purchaser.

Tender and Support Agreements

        On November 1, 2010, Costa Brava and Emancipation entered into Tender and Support Agreements (each a "Tender and Support Agreement" and collectively, the "Tender and Support Agreements") with Parent and Purchaser relating to all Shares beneficially owned by Costa Brava and Emancipation respectively and over which Costa Brava and Emancipation have the sole power to vote and sell (representing collectively approximately 18.4% of the Company's outstanding Shares as of November 1, 2010), together with any other Shares as to which Costa Brava and Emancipation have the sole power to vote that are acquired by Costa Brava and Emancipation during each of their Tender and Support Agreements. Pursuant to each of their Tender and Support Agreements, Costa Brava and Emancipation agreed, among other things (i) to tender all of their beneficially owned Shares in the Offer, (ii) not to withdraw, nor permit the withdrawal of, any tender of such Shares until the termination of the Offer or each of their Tender and Support Agreements, and (iii) to vote (a) in favor of the approval and adoption of the Transactions (b) against approval or adoption of any Acquisition Proposal (as defined in the Merger Agreement) or any proposal made in opposition to or in competition with the Transactions (c) against any actions (other than those actions that relate to the Transactions) to the extent that such actions are intended, or could reasonably be expected to, in any material respect, impede, interfere with, delay, postpone, discourage or adversely affect the Transactions, and (d) in favor of any other matter necessary for consummation of the Transactions which is considered at any such meeting of shareholders, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing. Costa Brava and Emancipation also granted to Parent an irrevocable proxy with respect to the voting of the Shares in the manner described in the preceding subsection (iii), upon the terms and subject to the conditions set forth in each of their Tender and Support Agreements. Notwithstanding the foregoing sentence, each of the proxies granted to Parent by Costa Brava and Emancipation shall be revoked automatically upon termination of each of their Tender and Support Agreements respectively.

        Costa Brava and Emancipation also agreed with Parent and Purchaser that each of them would not, authorize or permit and of its representatives to (i) solicit, initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of, an Acquisition Proposal, (ii) furnish to any third party any non-public information relating to the Company or any of its subsidiaries, or afford access to the business, properties, assets, books, records or personnel of the Company or any of its subsidiaries to any third party in connection with any proposal that constitutes or would be reasonably expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any third party with respect to an Acquisition Proposal, or (iv) enter into any agreement relating to an Acquisition Proposal; provided, however, that nothing in the Tender and Support Agreements respectively prevent Costa Brava or Emancipation from engaging in any activities if they are permitted to engage in such activities pursuant to Section 6.3 of the Merger Agreement. Costa Brava and Emancipation also agreed with Parent and Purchaser that, pursuant to their Tender and Support Agreements, they would immediately cease any and all existing activities, discussions or negotiations with any third parties conducted with respect to any Acquisition Proposal.

        Each of Costa Brava and Emancipation's Tender and Support Agreements terminates upon the earlier of (i) the termination of the Merger Agreement, (ii) the Effective Time or (iii) the mutual written consent of the parties to each Tender and Support Agreement. Costa Brava and Emancipation

have the right to terminate each of their Tender and Support Agreements immediately following (i) any decrease in the Offer Price or any change in the form of consideration payable in the Offer, (ii) any decrease in the number of Shares sought pursuant to the Offer, (iii) any amendment or waiver by Parent or Purchaser of the Minimum Condition or the condition to the Offer that the Merger Agreement shall not have been terminated in accordance with its terms, (iv) the addition of any conditions to the Offer not set forth in the Merger Agreement, (v) any modification of the conditions to the Offer set forth in the Merger Agreement in a manner adverse to the shareholders of the Company, (vi) any extension of the expiration date of the Offer except as otherwise permitted by the Merger Agreement or (vii) any amendment or any other change to the terms or conditions of the Offer that is materially adverse to the shareholders of the Company.

        This summary is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibit (e)(3) and (e)(4) hereto and is incorporated herein by reference.

(e)   Effect on Dividend Policy

        From the date of the Merger Agreement to the Effective Time, the Company will not, without the prior written consent of Parent, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or split, combine, subdivide or reclassify any shares of its capital stock. Parent does not anticipate waiving this restriction or otherwise consenting to the payment of any dividend on the Shares. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following November 1, 2010.

Item 4.    The Solicitation or Recommendation

(a)   Recommendation of the Board.

        At a meeting of the Board held on November 1, 2010, the Board unanimously (i) adopted and approved the Merger Agreement, (ii) resolved that the terms of the Merger Agreement, the Offer, the Merger and any other Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders, (iii) resolved that the Merger Agreement be submitted to the Company's stockholders for adoption, if applicable, as soon as practicable after the consummation of the Offer and (iv) resolved and recommended that the stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, the stockholders entitled to vote thereon adopt the Merger Agreement. Accordingly, and for the other reasons described in more detail below, the Board unanimously recommends, by the unanimous vote of those present at the meeting of the Board called for that purpose, that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

(b)   Background.

        Over the past two years, our Board, together with senior management, has periodically reviewed and considered various strategic opportunities available to the Company, including whether the continued execution of the Company's strategy as a stand-alone company or the possible sale of the Company to, or a combination of the Company with, a third party offered the best avenue to maximize shareholder value. During this evaluation process and through discussions with management, the Board concluded that the Company consisted of two substantially unrelated, relatively independent and sub-scale businesses, one that catered to the Company's commercial clients (the "Commercial Business") and one that catered to government clients (the "Government Solutions Business"). Through this process, our Board in consultation with management concluded that the Company did not have the financial flexibility or resources to continue to adequately invest in both business segments and determined to engage in a process to explore alternatives to sell one or both businesses.

        On September 24, 2008, our Board convened a meeting to discuss various matters, including, but not limited to, reviewing with our senior management its strategies for our two principal businesses, the Government Solutions Business and the Commercial Business. Management representatives provided our Board with an assessment of the state of the Government Solutions Business and the Commercial Business. At this meeting, management discussed with our Board potential strategic alternatives to enhance stockholder value, including continuing to execute TechTeam's current strategies for operating both the Government Solutions Business and the Commercial Business, exploring the sale of the Government Solutions Business in order to support additional investments in the Commercial Business, and exploring the sale of the entire Company. Following discussion, our Board agreed to continue the discussion at a meeting of our Board to be held on September 29, 2008.

        On September 29, 2008, our Board convened a meeting to continue the discussion of various strategic alternatives. At this meeting, senior management representatives again discussed with our Board potential strategic alternatives to enhance stockholder value, including, without limitation, executing on TechTeam's current strategies for operating the Government Solutions Business and the Commercial Business, exploring the sale of the Government Solutions Business in order to support additional investments in the Commercial Business, and exploring the sale of the entire Company. Our Board and the senior management representatives discussed the potential risks and benefits of attempting to execute on the current strategies for operating both the Government Solutions Business and the Commercial Business, and the potential benefits and effects of separating the Government Solutions Business from the Commercial Business. There was also a discussion of the potential risks of attempting to divest the Government Solutions Business, including, but not limited to, the disruption to TechTeam of initiating a sales process for the Government Solutions Business and/or the Commercial Business.

        On October 31, 2008, Charles Frumberg, Emancipation and various affiliates thereof (collectively, "Emancipation Capital") filed an initial Schedule 13D with the SEC to report that, as of October 30, 2008, they were deemed to beneficially own, in the aggregate, approximately 6.17% of TechTeam's outstanding shares. In its Schedule 13D, Emancipation Capital stated that it believed that TechTeam should take certain actions to maximize stockholder value, as communicated over time by Emancipation Capital to several members of TechTeam's management and our Board. Specifically, Emancipation Capital stated that it believed that TechTeam should sell the Government Solutions Business and use the proceeds of the sale to retire indebtedness and repurchase up to 50% of TechTeam's outstanding shares. Emancipation Capital stated that it believed that these actions would substantially strengthen TechTeam's balance sheet and improve the strategic position of its core business and that the results of these actions would be a stronger and more focused business.

        On November 25, 2008, our Board convened a meeting to continue its prior discussions of TechTeam's strategic alternatives that had begun in September 2008. At this meeting, our Board discussed with our senior management representatives the investments necessary to achieve optimal scale in both the Government Solutions Business and the Commercial Business, the potential opportunities for strategic acquisitions for the Commercial Business that might be available as a result of the deterioration of the financial markets and the limited ability of TechTeam to borrow money to provide funding for these investments due to, in part, the global economic crisis. Our Board also discussed with our senior management representatives the recent correspondence received from Emancipation Capital recommending, among other things, that TechTeam sell the Government Solutions Business. Following a discussion on the process that would need to be undertaken to evaluate various strategic alternatives and the timing of such a process, our Board determined to continue its discussions with respect to strategic alternatives at the meeting of our Board scheduled for December 10, 2008.

        On November 28, 2008, a representative of our Asia and Latin America business unit contacted Stefanini's sales group to discuss the possible outsourcing of TechTeam Portuguese projects to Stefanini.

In December 2008, a U.S. sales manager of Stefanini, discussed the capabilities of Stefanini and possible opportunities for collaboration between the two companies, with such TechTeam representative. The parties commenced an ongoing commercial relationship in which TechTeam would from time to time submit requests for proposal for services from Stefanini and Stefanini would respond.

        On December 10, 2008, our Board convened a meeting and continued its prior discussions of various strategic alternatives that may be available to TechTeam. One or more representatives of our senior management were also present for this meeting. To assist our Board members in their consideration of various strategic alternatives, a number of investment banking firms were considered by our Board to serve as TechTeam's financial advisor. Our Board discussed with these prospective financial advisors the state of the credit and equity markets, the ability of companies to raise capital in the current market environment, the mergers and acquisitions market for federal contracting companies focused on information technology services, and whether potential acquirers of the Government Solutions Business would have access to capital to close a transaction. Our Board and our senior management also discussed the potential risks of attempting to divest the Government Solutions Business.

        On December 15, 2008, Fredericks Michael & Co. ("FM&Co.") sent an unsolicited letter to Gary Cotshott, President and Chief Executive Officer of TechTeam, expressing interest in a potential acquisition of TechTeam, without identifying Stefanini. Mr. Cotshott's assistant requested a profile of FM&Co.'s client and on December 16, 2008, FM&Co. sent an overview of Stefanini to Mr. Cotshott in response to this request.

        On January 15, 2009, our Board convened a meeting and continued its prior discussions of TechTeam's strategic alternatives. At this meeting, our Board again discussed with our senior management representatives potential strategic alternatives to enhance stockholder value, including, without limitation, potentially divesting the Government Solutions Business in order to support additional investments in the Commercial Business, as well as a sale of TechTeam in its entirety. Our Board and our senior management representatives also discussed the rationale for divesting the Government Solutions Business, including the divergent strategies needed to operate the Government Solutions Business and the Commercial Business, that TechTeam lacked the internal financial resources to support both strategies and the investments required for both businesses to achieve the necessary operational scale. At this meeting, our senior management representatives stated that, in their view, they believed strongly in the Commercial Business and recommended that our Board explore the divestiture of the Government Solutions Business so that the proceeds derived from such sale could be used to grow the Commercial Business via possible strategic acquisitions. Our Board and our senior management representatives discussed the potential benefits and risks of the various strategies being considered to enhance stockholder value. In light of the foregoing, our Board directed our senior management to move forward with the strategy of exploring the sale of the Government Solutions Business.

        On February 11, 2009, our Board convened a meeting and, among other things, discussed recent correspondence received from Seth W. Hamot, Costa Brava and various affiliates thereof (collectively, "Costa Brava Partnership") requesting that our Governance and Nominating Committee consider the following persons as nominees for directors of our Board at the 2009 annual meeting of TechTeam's stockholders: Seth W. Hamot, Andrew R. Siegel, Charles Frumberg, James A. Lynch and Dov H. Scherzer, and indicating that if these individuals were not nominated, Costa Brava Partnership would submit a slate for consideration by our stockholders at our 2009 annual meeting of stockholders. One or more representatives of our senior management were also present for this meeting. Upon recommendation by our Board's Governance & Nominating Committee and after consideration of the qualifications of the individuals who had been proposed, our Board increased its size to ten members, and appointed Seth W. Hamot, Charles Frumberg and James A. Lynch to our Board effective as of February 11, 2009. In addition, in an effort to help our senior management facilitate a possible review of strategic alternatives, including, but not limited to, the sale of the Government Solutions Business, the sale of the Commercial Business and the sale of the entire Company, our Board formed a strategy committee composed of non-employee directors, Andrew R. Siegel, Charles Frumberg and James A. Lynch (the "Strategy Committee"). Although the Strategy Committee, in order to promote efficiency, was tasked to work with and assist management with the strategic review process, our Board retained authority at all times with respect to key transaction decisions and approvals. The Strategy Committee was authorized, in consultation with management, to:

  •
  review, assess and recommend to the full Board merger, acquisition, and/or divestiture transactions ("M&A Transactions");

  •
  provide guidance to management in the identification, consideration, selection, negotiation and execution of any such M&A Transactions; and

  •
  review and analyze, in collaboration with management, and report to the full Board regarding, other strategic alternatives available to TechTeam for enhancing stockholder value.

Messrs. Siegel and Frumberg were also named co-chairmen of the Strategy Committee. At this meeting, management representatives updated our Board on its discussions with a possible financial advisor and the Board delegated to the Strategy Committee the authority to finalize the terms of any such engagement.

        In February and March of 2009, the Strategy Committee convened to discuss various matters in connection with our Board's consideration of various strategic alternatives to enhance stockholder value, including the sale of the Government Solutions Business, the sale of the Commercial Business and the sale of the entire Company.

        On March 10, 2009, the Strategy Committee, together with other members of our Board, discussed with representatives of our senior management and the other members of our Board that were present a process by which all acquisition inquiries would be referred to the Strategy Committee. A representative of Blank Rome LLP ("Blank Rome"), legal counsel to the Company and the Board engaged for purposes of advising the Company and the Board in connection with reviewing strategic alternatives, was also present and provided to the members of the Strategy Committee and the other directors who were present an overview of their fiduciary duties as directors in connection with our Board's review of various strategic alternatives to enhance stockholder value.

        Subsequently, after considering various investment banking firms that provide financial advisory services to companies considering strategic alternatives, we retained Houlihan Lokey Capital, Inc. ("Houlihan Lokey") to serve as TechTeam's financial advisor to assist TechTeam in exploring potential transactions involving TechTeam, including, but not limited to, the exploration of the sale of the Government Solutions Business, the sale of the Commercial Business, the sale of the entire Company and potential strategic opportunities for the Company through acquisition roll-ups. Between April 2009 and early May 2009, our senior management, with the assistance of Houlihan Lokey, developed a list of parties that might be interested in acquiring the Government Solutions Business. This list of potentially interested parties included both strategic and financial buyers. In addition, our senior management, with the assistance of Houlihan Lokey, assembled information and materials relating to the Government Solutions Business and developed a strategy to conduct an organized competitive process for the sale of the Government Solutions Business. At this time, our senior management and Houlihan Lokey began holding regular conference calls with Messrs. Frumberg and Siegel, the Co-Chairs of the Strategy Committee, to review the status of the proposed process and the proposed list of potentially interested parties. Also during this time, our senior management started preparing an electronic data room containing materials and information relating to the Government Solutions Business.

        On March 19, 2009 Mr. Cotshott met with Messrs. Marco Stefanini, Chairman of Stefanini, and Antonio Moreira, the Chief Executive Officer of Stefanini's U.S. subsidiary. At this meeting,

Mr. Cotshott stated that TechTeam was not for sale. Following such meeting, Mr. Cotshott communicated to Mr. Stefanini there may be opportunities for the two Companies to work together as partners under the right circumstances which could be discussed in the future.

        On April 21, 2009, Mr. Cotshott, upon receiving a call from FM&Co., informed FM&Co. that Houlihan Lokey had been retained as TechTeam's financial advisor and that if Stefanini remained interested in discussing a possible transaction with TechTeam, he would introduce FM&Co. to Houlihan Lokey representatives working with TechTeam.

        Beginning in May 2009 and continuing until October 2009, a total of 97 parties were contacted regarding the potential sale of the Government Solutions Business, including 56 strategic and 41 financial buyers. Of the 97 parties approached during this period, 62 parties executed confidentiality agreements and thereafter received additional information and materials relating to the Government Solutions Business. The Strategy Committee kept the Board apprised of the status of the process.

        On May 8, 2009, Stefanini executed a confidentiality agreement with TechTeam and thereafter received additional information and materials relating to the Commercial Business.

        On May 12, 2009, Mr. Cotshott and Mr. Antonio Barretto, Stefanini's Director of Investor Relations, held a conference call, together with representatives of Houlihan Lokey and FM&Co., to discuss Stefanini's interest in an acquisition of TechTeam. TechTeam representatives indicated that the TechTeam board was exploring both a sale of the government business and a sale of TechTeam as a whole. Stefanini representatives indicated that it had no interest in the acquisition of the government business, but would consider bidding on the business as a whole, with the understanding that it would divest the government business immediately. On the same call, a confirmation of Stefanini's interest was requested.

        On May 18, 2009, a representative of Stefanini confirmed in writing its interest in evaluating a potential acquisition of TechTeam, including substantially all of TechTeam's current operations.

        On May 22, 2009, in accordance with the Strategy Committee's directives, Houlihan Lokey delivered bid instructions to FM&Co. with respect to the sale process for TechTeam, setting a deadline of June 10, 2009 for indications of interest in the acquisition of TechTeam.

        Beginning in June 2009 and continuing until October 2009, representatives of the senior management of the Government Solutions Business made presentations to representatives of 20 of the parties that had executed a confidentiality agreement, including Jacobs Engineering Group Inc. ("Jacobs Engineering") and Party G-A, and provided further information relating to the Government Solutions Business.

        On June 10, 2009, two parties, Stefanini and Party W-A, a strategic buyer based overseas which had been contacted regarding its potential interest in acquiring either the Government Solutions Business or the Commercial Business, were provided with various due diligence materials with respect to each of these businesses, submitted indications of interest regarding a potential acquisition of the entire Company.

        Party W-A's indication of interest contemplated an acquisition of the entire Company at a price in the range of $8.50 to $10.00 per outstanding share in cash or for an aggregate cash consideration in the range of approximately $93.6 million to $110.1 million (based on 11,011,460 shares of Common Stock outstanding on a fully diluted basis as of March 31, 2009). In its indication of interest, Party W-A stated that its proposed purchase price may be further refined based upon the outcome of its due diligence review of TechTeam. In addition, Party W-A stated that the consummation of its potential acquisition of TechTeam would not be subject to a financing contingency.

        Stefanini's indication of interest contemplated an acquisition of the entire Company for $7.07 per outstanding share or for an aggregate consideration of approximately $77.9 million (based on

11,011,460 shares of Common Stock outstanding on a fully diluted basis as of March 31, 2009). In its indication of interest, Stefanini included the following additional terms:

  •
  The potential transaction structure would be in the form of an all-cash tender offer for all issued and outstanding shares of Common Stock which would be followed by a merger of TechTeam with and into a subsidiary or affiliate of Stefanini;

  •
  The proposed purchase price would be subject to deductions for any extraordinary change of control payments as well as changes in certain balance sheet items (e.g., accounts receivable); and

  •
  The proposed purchase price would be financed with Stefanini's internal funds and, accordingly, the consummation of its acquisition of TechTeam would not be subject to a financing contingency.

        Stefanini also stated that that the consummation of its potential acquisition of TechTeam would be conditioned upon the satisfaction or waiver of the following closing conditions, among others:

  •
  TechTeam having a reasonable level of working capital necessary to operate its businesses;

  •
  The receipt of all governmental and/or regulatory consents and approvals required with respect to its acquisition of TechTeam;

  •
  The receipt of all material third-party consents and approvals with respect to its acquisition of TechTeam;

  •
  The absence of pending or threatened litigation or proceedings seeking to enjoin, prohibit or materially impact its acquisition of TechTeam or any other material impediments to its acquisition of TechTeam;

  •
  The execution and delivery of employment agreements by certain members of TechTeam's management; and

  •
  No material adverse change affecting TechTeam or its financial condition, business, properties, assets, liabilities, results of operations or prospects having occurred since March 31, 2009.

Stefanini stated that its willingness to execute definitive acquisition agreements would also be conditioned upon the completion by Stefanini and its representatives of their due diligence review of TechTeam and that it contemplated the execution of a definitive acquisition agreement by August 7, 2009.

        Given that agencies within the U.S. Department of Defense, including the Air National Guard (with whom we had a contract that was then subject to being re-competed and would expire on September 30, 2009), accounted for a significant percentage of the revenue generated by the Government Solutions Business, TechTeam was concerned that any transaction that would result in a foreign buyer owning the Government Solutions Business would be subjected to review by (i) the Committee on Foreign Investment in the United States ("CFIUS"), an inter-agency committee of the U.S. government that reviews the national security implications of foreign investments in U.S. companies or operations, and (ii) the Defense Security Service ("DSS"), an agency of the U.S. Department of Defense that is responsible for clearing facilities, personnel and associated information systems that provide services to agencies and instrumentalities of the U.S. Department of Defense, and that such reviews could potentially delay the closing of any acquisition of TechTeam by a foreign buyer. The proposals submitted by Stefanini and by Party W-A did not address how each bidder proposed to resolve any governmental approval issues.

        On June 12, 2009, the Strategy Committee convened a meeting to discuss various matters in connection with our Board's consideration of various strategic alternatives to enhance stockholder value. Present at this meeting were representatives of our senior management, Blank Rome and Houlihan Lokey. At this meeting, Houlihan Lokey updated the Strategy Committee on the process to solicit initial indications of interest with respect to the acquisition of the Government Solutions Business and discussed with the Strategy Committee the 10 indications of interest that had been received as of the date of this meeting from potential buyers of the Government Solutions Business. Houlihan Lokey also reported that two parties, Stefanini and Party W-A, had expressed interest in acquiring the entire Company.

        On June 23, 2009, the Strategy Committee convened a meeting to discuss various matters in connection with our Board's consideration of various strategic alternatives to enhance stockholder value. At this meeting, the Strategy Committee discussed with representatives of our senior management the fact that, in connection with the process to explore the sale of the Government Solutions Business, a number of parties, including Stefanini, had indicated their potential interest in the Commercial Business. The Strategy Committee then considered whether TechTeam should commence a formal process to explore a sale of the Commercial Business and actively solicit indications of interest therefor. In view of the significant and broad array of differences between the Government Solutions Business and the Commercial Business, including, but not limited to, the different markets and customers served, and taking into account the CFIUS and DSS issues discussed above, it was the belief of our Board that the optimal path to enhancing value for stockholders, were the Board to determine to sell the Company, would be to sell the Government Solutions Business and the Commercial Business in two separate transactions to two separate buyers. The Strategy Committee discussed with our senior management the potential risks and benefits of commencing a process to explore the sale of the Commercial Business, which process would generally be separate from, but be conducted on as much a parallel timetable as possible with, the process to explore the sale of the Government Solutions Business. There was also a discussion of the risks to TechTeam of attempting to manage two separate processes as many members of our management would have to expend significant time and effort in respect thereof. Notwithstanding the potential risks and challenges of conducting two separate but concurrent processes, the Strategy Committee concluded that a process to explore the sale of both the Government Solutions Business and the Commercial Business would provide our Board with additional and relevant data by which to evaluate the various strategic alternatives available to it to increase stockholder value.

        Our senior management, with the assistance of Houlihan Lokey, developed a list of parties that might be interested in acquiring the Commercial Business. The list of potentially interested parties included both strategic and financial buyers. In addition, our senior management, with the assistance of Houlihan Lokey, assembled information and materials relating to the Commercial Business and developed a strategy to conduct an organized competitive process for the sale of the Commercial Business. At this time, our senior management started preparing an electronic data room containing materials and information relating to the Commercial Business. Beginning in June 2009 and continuing until October 2009, a total of 86 parties were contacted regarding the potential sale of the Commercial Business, including 61 strategic and 25 financial buyers. Of the 86 parties approached during this period, 26 parties executed confidentiality agreements and thereafter received additional information and materials relating to the Commercial Business.

        On July 2, 2009, Stefanini was sent a draft memorandum describing the Commercial Business.

        On July 7, 2009, as directed by our Board, representatives of Houlihan Lokey discussed with representatives of Party W-A the potential interest of Party W-A in acquiring either the Commercial Business or the entire Company. Thereafter, as directed by our Board, the representatives of Houlihan Lokey relayed to the representatives of Party W-A the following:

  •
  TechTeam's views as to the value of the Government Solutions Business based on the initial indications of interest that it had received to date;

  •
  That our Board would give serious consideration to any pre-emptive offer presented by Party W-A for the Commercial Business or the entirety of the Company;

  •
  That before proceeding further with Party W-A regarding any proposal to acquire the entirety of the Company, our Board would need Party W-A to detail how, given its status as a foreign entity, it intended to address any CFIUS and other governmental approval issues related to its acquisition and ownership of the Government Solutions Business and what would justify TechTeam moving forward with Party W-A given the possibility of a transaction either being unduly delayed or not consummated due to issues related to CFIUS or other governmental approval processes, particularly given that TechTeam had already identified qualified buyers for the Government Solutions Business that would not present such issues;

  •
  That Party W-A needed to provide an updated indication of interest for the entire Company with separate valuations for the Government Solutions Business and the Commercial Business based on the due diligence information already provided to Party W-A with respect to both businesses; and

  •
  Given that our Board was already contemplating initiating a competitive process to explore the sale of the Commercial Business, Party W-A would need to propose a purchase price that contemplated a significant premium if it wanted to preempt a competitive process.

        On July 23, 2009, a financial buyer ("Party W-B") that had been contacted regarding its potential interest in acquiring either the Government Solutions Business or the Commercial Business, and that had been provided with due diligence materials with respect to both the Government Solutions Business and the Commercial Business, stated that it was interested in exploring a potential acquisition of the entire Company. In its indication of interest, Party W-B stated that, based on the due diligence information that had been reviewed to date and other publicly available information, it was prepared to discuss an acquisition of the entire Company for $10.55 per outstanding share or for an aggregate consideration of approximately $116.2 million (based on 11,011,460 shares of Common Stock outstanding on a fully diluted basis as of March 31, 2009). Party W-B also stated that it would need to perform additional due diligence concerning TechTeam, including, but not limited to, a review of TechTeam's financial, operational, legal and regulatory systems. In addition, Party W-B stated that it would need third-party financing to consummate any potential acquisition of TechTeam.

        In late July 2009, in accordance with our Board's directives, a representative of Houlihan Lokey responded to Party W-B and stated that TechTeam's strategic review process contemplated that interested parties submit separate proposals for the Government Solutions Business and the Commercial Business so that our Board could determine the optimum mix of bids for these two businesses. Accordingly, the Board requested that Party W-B revise its indication of interest to include separate valuations for the Government Solutions Business and the Commercial Business.

        On August 5, 2009, Stefanini submitted an initial indication of interest for an acquisition of the Commercial Business which contemplated a purchase price for the Commercial Business of $48 million. In its indication of interest, Stefanini stated that it was no longer interested in acquiring the Government Solutions Business and its indication of interest contemplated the acquisition of all of the issued and outstanding shares of Common Stock for cash following TechTeam's sale or spin-off of the

Government Solutions Business. Stefanini's indication of interest also included the following additional terms:

  •
  The proposed purchase price would be subject to deductions for any extraordinary change of control payments as well as changes in certain balance sheet items (e.g., accounts receivable); and

  •
  The proposed purchase price would be financed with internal Stefanini funds and, accordingly, the consummation of its acquisition of the Commercial Business would not be subject to a financing contingency.

        Stefanini also stated that the consummation of its potential acquisition of the Commercial Business would be conditioned upon the satisfaction or waiver of the following closing conditions, among others:

  •
  The Commercial Business having a reasonable level of working capital necessary to operate its businesses;

  •
  The receipt of all governmental and/or regulatory consents and approvals required with respect to its acquisition of the Commercial Business;

  •
  The receipt of all material third-party consents and approvals with respect to its acquisition of the Commercial Business;

  •
  The absence of pending or threatened litigation or proceedings seeking to enjoin, prohibit or materially impact its acquisition of the Commercial Business or any other material impediments to its acquisition of the Commercial Business;

  •
  The execution and delivery of employment agreements by certain members of the Commercial Business' management; and

  •
  No material adverse change affecting the Commercial Business or its financial condition, business, properties, assets, liabilities, results of operations or prospects having occurred since March 31, 2009.

        Stefanini stated that its willingness to execute definitive acquisition agreements would be conditioned upon the completion by Stefanini and its representatives of their due diligence review of the Commercial Business and that it contemplated the execution of a definitive acquisition agreement by October 31, 2009.

        On August 12, 2009, the Strategy Committee convened a meeting (the "August 12 Strategy Committee Meeting") to discuss various matters in connection with our Board's consideration of various strategic alternatives to enhance stockholder value. Representatives of our senior management and representatives of Blank Rome and Houlihan Lokey were also present for this meeting. At this meeting, our Board and senior management representatives were updated on the current status of the process to explore the sale of the Government Solutions Business and the process to separately explore the sale of the Commercial Business. At this meeting, the Blank Rome representative reviewed with our Board its fiduciary duties in connection with its consideration of various strategic alternatives.

        At the August 12 Strategy Committee Meeting, a representative from Houlihan Lokey updated our Board and management concerning the transaction process, noting that, as of the date of this meeting, 61 strategic buyers and 25 financial buyers had been contacted regarding their potential interest in acquiring the Commercial Business and, of those contacted, 4 parties had provided initial indications of interest for the Commercial Business and that there were also additional companies discussing their potential interest in the Commercial Business with Houlihan Lokey. At this meeting, our Board also considered various factors that could affect the purchase price that would be proposed for the Commercial Business as well as the interest of potential buyers in continuing to participate in the process, including the near-term and long-term financial outlook for the Commercial Business.

        Our Board discussed the fact that the initial indications of interest for the acquisition of the Commercial Business proposed material terms and conditions, including, without limitation, the proposed purchase price for the Commercial Business (ranging from $40 million to $60 million), financing conditions and exclusivity. Most of the parties that submitted initial indications of interest with respect to the Commercial Business were invited to visit with our senior management and to receive further information and materials relating to the Commercial Business, or to participate in a conference call with our senior management to review such information and materials. Each party that participated in these meetings was requested following such meeting to either confirm its initial indication of interest or to submit a revised non-binding indication of interest relating to the sale of the Commercial Business.

        Also at the August 12 Strategy Committee Meeting, our Board discussed the extent to which some of the potential buyers for the Commercial Business may have an interest in the Government Solutions Business. Of the 61 strategic buyers contacted regarding their interest in the Commercial Business, more than two-thirds were based overseas. Accordingly, as noted above, given that agencies within the U.S. Department of Defense, including the Air National Guard (with whom we had a contract that was then subject to being re-competed and would expire on September 30, 2009), accounted for a significant percentage of the revenue generated by the Government Solutions Business, it was expected that any acquisition of the Government Solutions Business by a foreign buyer would be subjected to CFIUS review as well as review by DSS, and that such reviews, and the potential information production demands and delays that such reviews might entail, could discourage a potential foreign buyer from pursuing the acquisition of the Government Solutions Business.

        It was also noted that 4 of the parties that had been contacted regarding their interest in the Commercial Business had expressed an interest in acquiring the entire Company, including Party W-A and Party W-B, with proposed purchase prices ranging from $8.75 to $10.55 per outstanding share or proposed aggregate purchase price consideration ranging from approximately $96.4 million to $116.2 million (based on 11,011,460 shares of Common Stock outstanding on a fully diluted basis as of March 31, 2009). Given that two separate exploratory processes were concurrently undertaken with respect to the potential sale of the Government Solutions Business and the sale of the Commercial Business, and given the goal of our Board to be able to appropriately compare indications of interest for the Government Solutions Business and the Commercial Business and determine the optimal pairing of indications of interest for the two businesses that could enhance value for stockholders, our Board was of the view that potential buyers for the Company in its entirety should be asked to submit separate indications of interest for the Government Solutions Business and the Commercial Business. This would enable our Board to potentially explore the possibility of offering a party that submits an offer which, when compared to the offers submitted by the other parties, reflects the highest offer price for a particular business but not the highest offer price for the entire Company to either increase its offer for the entire Company or to only proceed with an acquisition of the business which offer price was highest. In addition to being able to appropriately compare indications of interest, it was also the belief of our Board that, due to concerns with CFIUS and DSS clearances and given the significant and broad array of differences between the Government Solutions Business and the Commercial Business, the optimal path to enhancing value for stockholders, were our Board to determine that to sell the entire Company, would likely be to sell the Government Solutions Business and the Commercial Business in two separate transactions to two separate buyers.

        Beginning in August 2009 and continuing until October 2009, representatives of the senior management of the Commercial Business made presentations to representatives of 6 of the parties that had executed confidentiality agreements with the Company, which included Stefanini, Party W-A and Party W-B, and provided further information relating to the Commercial Solutions Business.

        On September 15, 2009, representatives of Stefanini and FM&Co. attended a management presentation by our management relating to the Commercial Business. At the conclusion of this meeting, the Stefanini representatives suggested a meeting between Marco Stefanini and some or all of the TechTeam directors while Mr. Stefanini was in the United States on business during early October, to advance discussions between the parties. TechTeam representatives agreed to such a meeting and requested financial statements for one of Stefanini's principal entities.

        On September 30, 2009, the Strategy Committee also convened a meeting to discuss various matters in connection with our Board's consideration of various strategic alternatives to enhance stockholder value. Representatives of our senior management and representatives of Blank Rome and Houlihan Lokey were also present for this meeting. At this meeting, our Board and senior management representatives were updated on the current status of the process to explore the sale of the Government Solutions Business and the process to separately explore the sale of the Commercial Business.

        On October 2, 2009, representatives of TechTeam met with representatives of Stefanini and Stefanini's financial advisor to discuss Stefanini's potential interest in TechTeam. During the course of the meeting, Stefanini stated again that it was not interested in acquiring the Government Solutions Business, but that it remained interested in acquiring the Commercial Business at a purchase price of $48 million. TechTeam stated to Stefanini that it believed that such a purchase price undervalued the Commercial Business and that Stefanini would need to increase its purchase price if it wanted to acquire the Commercial Business.

        On October 9, 2009, the Strategy Committee convened a meeting to discuss various matters in connection with our Board's consideration of various strategic alternatives to enhance stockholder value. All of the non-management members of our Board were present at this meeting. A representative of Blank Rome was also present for this meeting. Messrs. Frumberg and Siegel discussed with the other members of our Board the status of the process to explore the potential sale of the Commercial Business and stated that the purchase prices that had been proposed by the parties that submitted indications of interest were significantly lower than expected. Later that day, our Board convened a meeting to discuss matters relating to our Board's consideration of various strategic alternatives to enhance stockholder value. Representatives of our senior management were also present for this meeting. Messrs. Frumberg and Siegel of the Strategy Committee recommended to our Board that, given the disappointing price at which potential buyers had indicated an interest in potentially acquiring the Commercial Business, and for the other reasons discussed below, the process to explore the sale of the Commercial Business should be suspended. Following discussion, our Board determined to suspend the process to explore the sale of the Commercial Business.

        In deciding to suspend the process to explore the sale of the Commercial Business in October of 2009, our Board considered a number of factors, including, but not limited to, the following:

  •
  that 61 strategic buyers and 25 financial buyers had been contacted regarding their potential interest in acquiring the Commercial Business;

  •
  that of the potential buyers contacted, only 4 parties had submitted initial indications of interest for the Commercial Business;

  •
  that the price ranges of the submitted initial indications of interest had been in the range of $45 million to $60 million;

  •
  that our Board believed that, even at the high end of $60 million, the initial indications of interest undervalued the Commercial Business and did not appropriately reflect the future prospects and intrinsic value of the Commercial Business;

  •
  that, after asking the potential buyers to increase their proposed valuations, none of the potential buyers elected to do so;

  •
  that the process to explore a potential sale of the Commercial Business, undertaken concurrently with the process to explore the sale of the Government Solutions Business, was consuming a significant amount of our management's time, attention and focus;

  •
  that it was increasingly difficult to effectively conduct two parallel exploratory sales processes while simultaneously seeking to successfully manage both businesses;

  •
  that suspending the process to explore a potential sale of the Commercial Business might make it more likely that a successful outcome would be achieved with respect to a potential sale of the Government Solutions Business;

  •
  that our Board could recommence the process to explore a potential sale of the Commercial Business at any appropriate time;

  •
  that the potential buyers that had submitted initial indications of interest for the Commercial Business had stated that they would continue to have potential interest in the Commercial Business if the sale process were suspended and would like to be contacted if our Board determined to revisit the possibility of selling the Commercial Business;

  •
  that completing the process to explore a potential sale of the Government Solutions Business first could make it easier to later revisit a potential sale of the Commercial Business since a number of the potential buyers for the Commercial Business either did not want to acquire the Government Solutions Business or could have faced regulatory approval challenges due to their status as foreign buyers;

  •
  that it may not have been the optimal time to explore the sale of the Commercial Business; and

  •
  that suspending the Commercial Business sale process did not preclude our Board from considering any offers that it received for the Commercial Business thereafter.

        On October 15, 2009, Stefanini submitted a revised indication of interest for a potential acquisition of the Commercial Business. Stefanini's indication of interest contemplated an enterprise value for the Commercial Business, based on the due diligence information that had been reviewed to date and subject to further financial review of the Commercial Business, of between $61.2 million and $67.9 million. Stefanini's indication of interest stated that it was not interested in acquiring the Government Solutions Business and, accordingly, its indication of interest provided that its acquisition of the Commercial Business would be conditioned upon TechTeam first selling or otherwise divesting the Government Solutions Business.

        On November 2, 2009, Party W-B stated that it would not be submitting a final indication of interest for the Government Solutions Business as it did not believe that it sufficiently understood the sector and believed that the Government Solutions Business would be a difficult first platform for it to enter the sector. While Party W-B stated that it had a continued interest in acquiring the entire Company or the Commercial Business, Party W-B did not provide an updated indication of interest for the entire Company or any other information concerning how it currently valued the entire Company or the Commercial Business.

        On November 5, 2009, our Board convened a meeting to further consider strategic alternatives to enhance stockholder value. Representatives of TechTeam's senior management were also present for this meeting. Representatives of Blank Rome and Houlihan Lokey were also present for part of the meeting. Messrs. Frumberg and Siegel, on behalf of the Strategy Committee, updated our Board on the status of the process to explore the sale of the Government Solutions Business. Mr. Siegel stated that the Strategy Committee was still expecting final indications of interest to be received by November 11, 2009. At this meeting, Mr. Siegel also discussed with the other members of our Board the indication of interest that had been received from Stefanini contemplating the acquisition of the Commercial

Business (subject to the Government Solutions Business first being disposed of) and how best to respond to such indication of interest.

        On November 9, 2009, as directed by our Board, a representative of Houlihan Lokey sent a letter, on behalf of TechTeam, to a representative of Stefanini acknowledging receipt of Stefanini's indication of interest dated October 15, 2009 for the Commercial Business and requesting that Stefanini provide any additional information relating to its indication of interest that it believed would be relevant to our Board in its evaluation of such indication of interest.

        During November and December of 2009, TechTeam had several discussions with Jacobs Engineering and Party G-A regarding the terms of a potential sale of the Government Solutions Business. In connection with such negotiations, each of Jacobs Engineering and Party G-A submitted written indications of interest which were revised multiple times. On December 30, 2009, Jacobs Engineering informed TechTeam that it was no longer interested in pursuing the acquisition of the Government Solutions Business.

        During early January of 2010, representatives of the Company's senior management provided updates on the Government Solutions Business to Party G-A and several drafts of the exclusivity agreement were exchanged between the representatives of the Company and Party G-A. On January 8, 2010, Party G-A submitted a revised written indication of interest with a revised proposed purchase price of $55 million for the acquisition of the Government Solutions Business. The letter also provided that Party G-A's proposal would expire at the close of business on January 11, 2010. On January 10, 2010, our Board convened and discussed the terms of Party G-A's most recent written indication of interest. Following such discussion, and subject to obtaining the confirmation from Jacobs Engineering that it was no longer interested in pursuing the acquisition of the Government Solutions Business, our Board approved and authorized the Company's management to execute an exclusivity agreement with Party G-A.

        On January 11, 2010, at the request of the Strategy Committee, a representative of Houlihan Lokey spoke with a representative of Jacobs Engineering during which conversation the representative of Jacobs Engineering confirmed that Jacobs Engineering was no longer interested in pursuing the acquisition of the Government Solutions Business.

        On January 11, 2010, at the request of the Strategy Committee, a representative of Houlihan Lokey held a telephone call with a representative of Party W-B to inquire whether Party W-B was still interested in acquiring the entire Company on the terms contained in its July 23, 2009 indication of interest. During the course of that telephone conversation, Party W-B was updated as to the financial condition and outlook of TechTeam since the prior summer. Following such discussion, the representative of Party W-B stated that, while it might still be interested in exploring the acquisition of the entire Company, given the significant deterioration in TechTeam's financial condition and outlook, Party W-B would not be willing to reaffirm the proposed purchase price contemplated by its July 23, 2009 indication of interest.

        On January 12, 2010, TechTeam and Party G-A executed an exclusivity agreement that granted Party G-A exclusivity though February 10, 2010 to negotiate with TechTeam the terms of its proposed acquisition of the Government Solutions Business and perform any necessary due diligence. Representatives of the Company, Party G-A and their respective legal advisors reviewed and negotiated the terms of the proposed stock purchase agreement.

        On February 3, 2010, TechTeam held a conference call with representatives of Stefanini, together with the parties' respective legal and financial advisors, to discuss a possible sale of the Commercial Business to Stefanini following a sale of the Government Solutions Business, including those matters related to:

  •
  The transaction structure by which the Commercial Business might be sold,

  •
  Whether TechTeam's indemnification obligations pursuant to a stock purchase agreement with the buyer of the Government Solutions Business would be limited to the amount held in an escrow account, and

  •
  The extent to which the buyer of the Commercial Business would be liable for contingent liabilities of the Government Solutions Business in excess of the amount held in an escrow account.

        On February 10, 2010, the exclusivity agreement that had been executed by TechTeam and Party G-A expired without extension and without the parties having reached agreement on the terms of the stock purchase agreement for the proposed Government Solutions Business Sale.

        On February 10, 2010, a representative of Blank Rome held a telephone conference with a representative of Stefanini's outside legal counsel to further discuss certain matters relating to a possible sale of the Commercial Business to Stefanini following a possible sale of the Government Solutions Business, including, but not limited to, the extent to which a potential buyer of the Commercial Business would be liable for contingent liabilities of the Government Solutions Business in excess of the amount held in an escrow account.

        During the second half of February 2010, Jacobs Engineering re-engaged with the Company to discuss the potential acquisition of the Government Solutions Business and representatives of the Company, together with representatives of Blank Rome, negotiated the terms of a potential acquisition of the Government Solutions Business with both Jacobs Engineering and Party G-A. On February 24, 2010, TechTeam and Jacobs Engineering executed an exclusivity agreement that granted Jacobs Engineering exclusivity through the close of business on March 26, 2010 to negotiate the terms of its proposed acquisition of the Government Solutions Business.

        From February 24, 2010 to May 27, 2010, representatives of the Company and Jacobs Engineering continued to negotiate the terms of the proposed acquisition of the Government Solutions Business, including the terms of the proposed stock purchase agreement and proposed escrow agreement.

        On May 27, 2010, the Strategy Committee convened a meeting to discuss further strategic alternatives to enhance stockholder value. A representative of our management was also present for this meeting as was a representative of Blank Rome. At this meeting, the Strategy Committee discussed the prohibitions that TechTeam would be subject to, with respect to the solicitation of competing transaction proposals, following the execution of the proposed stock purchase agreement for the sale of the Government Solutions Business to Jacobs Engineering. Given the various indications of interest that TechTeam had received for the entire Company and the Commercial Business over the past year and given the uncertainty as to how restrictive the no-shop covenant would be in the final stock purchase agreement, the Strategy Committee determined that it would be appropriate to canvass financial and strategic buyers to assess their interest in a potential acquisition of the Commercial Business or the entire Company.

        Accordingly, the Strategy Committee directed Houlihan Lokey to take the following actions, on behalf of TechTeam, prior to the execution of the stock purchase agreement with Jacobs Engineering:

  •
  solicit initial written indications of interest from potential financial and strategic buyers for an acquisition of the entire Company including both the Government Solutions Business and the Commercial Business;

  •
  solicit initial written indications of interest from potential financial and strategic buyers for an acquisition of the Commercial Business not conditioned on the prior closing of the sale of the Government Solutions Business whereby the buyer of the Commercial Business would acquire the entire Company and would assume both the obligation to sell the Government Solutions

    Business to Jacobs Engineering and any contingent liabilities with respect to the Government Solutions Business in accordance with the terms of the stock purchase agreement; and

  •
  solicit initial written indications of interest from potential financial and strategic buyers of the Commercial Business conditioned on the prior closing of the sale of the Government Solutions Business whereby the buyer of the Commercial Business would acquire the entire Company after the closing of the sale of the Government Solutions Business to Jacobs Engineering and, therefore, would also assume any remaining contingent liabilities with respect to the Government Solutions Business in accordance with the terms of the stock purchase agreement.

        On June 2, 2010, Party W-B submitted an indication of interest regarding the potential acquisition of the entire Company. In its indication of interest, Party W-B stated that, based on its previous diligence and continued review of publicly available documents, it was prepared to discuss an acquisition of the entire Company for a purchase price in a range of $6.75 to $8.00 per outstanding share or for an aggregate consideration in the range of approximately $75.8 million to $89.8 million (based on 11,228,296 shares of Common Stock outstanding on a fully diluted basis as of May 1, 2010). Party W-B also stated that its valuation was subject to completing confirmatory due diligence. In addition, Party W-B stated that its offer to acquire the entire Company would not be subject to a financing contingency. While Party W-B's indication of interest only provided valuation information with respect to an acquisition of the entire Company, it also stated that it would be willing to consider acquiring solely the Commercial Business.

        On the afternoon of June 3, 2010, our Board convened a telephonic meeting to discuss the current proposed terms of the sale of the Government Solutions Business to Jacobs Engineering and the proposed definitive stock purchase agreement and related documents. Our senior management and representatives of Blank Rome and Houlihan Lokey were also present at this meeting. Prior to discussing the proposed sale of the Government Solutions Business to Jacobs Engineering, our Board, with the assistance of our management, Blank Rome and Houlihan Lokey, reviewed the indication of interest received from Party W-B which had been circulated to all members of our Board prior to the meeting. Our Board ultimately determined that the valuation and other terms contained in Party W-B's indication of interest to acquire the entire Company were not sufficiently compelling to forestall the execution of a definitive agreement with Jacobs Engineering. In deciding not to delay or defer the signing of the stock purchase agreement with Jacobs Engineering which, pending approval by our Board, was expected to occur later that day, our Board considered a number of factors, including, but not limited to, the following:

  •
  that, pending the approval by our Board, the signing of the definitive stock purchase agreement with Jacobs Engineering was imminent;

  •
  that were TechTeam to delay the execution of the stock purchase agreement with Jacobs Engineering by several weeks to pursue negotiations with Party W-B and provide Party W-B with the opportunity to perform due diligence, the sale of the Government Solutions Business to Jacobs Engineering could be placed at significant risk;

  •
  that the terms of the stock purchase agreement with Jacobs Engineering would not be likely to preclude Party W-B from submitting a competing transaction proposal;

  •
  that Party W-B's indication of interest was not sufficiently compelling to forestall the execution of a definitive agreement with Jacobs Engineering;

  •
  that our Board believed that the purchase price range contemplated by Party W-B's indication of interest significantly undervalued the intrinsic value of TechTeam's underlying assets, particularly the Commercial Business; and

  •
  that, even after the Stock Purchase Agreement was executed, Party W-B would still have the opportunity to (i) submit an indication of interest for the entire Company, which would contemplate that the Government Solutions Business would be sold to Jacobs Technology, Inc. ("Jacobs Technology") pursuant to the terms of the Stock Purchase Agreement; or (ii) submit an indication of interest to acquire the Commercial Business.

        Although our Board ultimately determined that the valuation and other terms contained in Party W-B's indication of interest to acquire the entire Company were not sufficiently compelling to forestall the execution of a definitive agreement with Jacobs Engineering, and taking into account the restrictions that would apply to TechTeam following the execution of the stock purchase agreement, it authorized the Strategy Committee to further pursue with Party W-B any interest it might have in either:

  •
  submitting an indication of interest for the entire Company following a sale of the Government Solutions Business to Jacobs Engineering pursuant to the terms of the stock purchase agreement; or

  •
  submitting an indication of interest to acquire the Commercial Business.

        After concluding its discussion of Party W-B's indication of interest, our Board began its discussion of the proposed sale of the Government Solutions Business to Jacobs Engineering. A representative of Blank Rome updated our Board with respect to the resolution of the remaining open issues relating to the stock purchase agreement and the related documents, including the status of the ongoing discussions among the parties as to revisions sought by TechTeam to the definition of a "Competing Transaction Proposal" so as to accommodate a possible sale of the Commercial Business subsequent to the execution of a stock purchase agreement with Jacobs Engineering but prior to the closing of the sale of TTGSI (the "Government Solutions Business Sale"). Houlihan Lokey rendered to our Board its opinion, which was confirmed by delivery of a written opinion dated June 3, 2010, as to the fairness, from a financial point of view and as of such date, to TechTeam of the $59 million cash consideration to be received by TechTeam in connection with the Government Solutions Business Sale. Following discussion and after receiving the unanimous recommendation of all members of the Strategy Committee that our Board approve the Government Solutions Business Sale, our Board unanimously approved the Government Solutions Business Sale.

        Later, on the evening of June 3, 2010, TechTeam and Jacobs Engineering continued to discuss TechTeam's request that the "carve-out" to the definition of "Competing Transaction Proposal" be expanded so as accommodate a possible sale of the Commercial Business by TechTeam subsequent to the execution of the stock purchase agreement with Jacobs Engineering and prior to the closing of the sale of the Government Solutions Business to Jacobs Engineering. After several discussions, the parties agreed that the definition of "Competing Transaction Proposal" would not include:

  •
  any purchase, sale or other disposition of the Commercial Business, whether before or subsequent to the closing of the Government Solutions Business Sale; or

  •
  any merger, acquisition, consolidation or similar business combination involving the sale of TechTeam, whether before or subsequent to the closing of the Government Solutions Business Sale, that either:

  •
  did not include the Government Solutions Business; or

  •
  contemplated that the Government Solutions Business be sold to Jacobs Engineering pursuant to the terms of the stock purchase agreement;

  provided that, in the case of any transaction referred to above, neither the execution, delivery and/or performance of any definitive agreement with respect to such transaction, nor the consummation of such transaction, would be reasonably expected to prevent or render impractical, or otherwise frustrate or impede in any material respect, the Government Solutions Business Sale.

        On the evening of June 3, 2010, the stock purchase agreement pursuant to which the Government Solutions Business Sale would be effected was executed by TechTeam, Jacobs Engineering and Jacobs Technology (the "Stock Purchase Agreement"). On the morning of June 4, 2010, prior to commencement of trading on NASDAQ, TechTeam and Jacobs Engineering each issued a press release announcing that it had entered into the Stock Purchase Agreement.

        On June 7, 2010, TechTeam circulated a letter to Party W-B responding to the indication of interest that was received on June 2, 2010. In its response letter, TechTeam noted that while it regarded the sale of the Government Solutions Business to Jacobs Engineering as an important step toward unlocking the intrinsic value of TechTeam's underlying assets, it also believed that there were various strategic alternatives that might have the potential to further enhance value for TechTeam's stockholders in conjunction with the sale of the Government Solutions Business to Jacobs Engineering. Accordingly, TechTeam stated that, to the extent that Party W-B submitted a proposal in this regard with respect to the Commercial Business, our Board would carefully review and consider any such proposal.

        On June 9, 2010, Party W-B responded to the letter sent by TechTeam on June 7, 2010. In its letter, Party W-B stated that, taking into account the recent announcement of TechTeam's execution of the Stock Purchase Agreement with Jacobs Engineering pursuant to which the Government Solutions Business was expected to be sold for $59 million, it was prepared to increase its offer range for the capital stock of TechTeam to $8.00 to $8.50 per outstanding share of Common Stock or for an aggregate consideration in the range of approximately $89.8 million to $95.4 million (based on 11,228,296 shares of Common Stock outstanding on a fully diluted basis as of May 1, 2010 and assuming 100% recovery of the escrowed amounts pursuant to the Stock Purchase Agreement with Jacobs Engineering). Later that day, at the request of TechTeam, Party W-B confirmed that such offer was intended to ultimately result in Party W-B only owning the Commercial Business and assumed that by acquiring the outstanding capital stock of TechTeam and as the new owner of TechTeam, all obligations of both TechTeam and Jacobs Engineering under the terms of the Stock Purchase Agreement would remain unchanged such that Jacobs Engineering would continue to acquire the Government Solutions Business in accordance with the current terms of the Stock Purchase Agreement. In addition, Party W-B stated that it would not expect its offer to be subject to obtaining financing for the transaction although no further details of how Party W-B expected to finance a transaction were provided.

        On June 10, 2010, Party W-A submitted a written indication of interest expressing its interest in exploring a potential acquisition of the Commercial Business and in meeting with TechTeam's senior management to obtain a current assessment of the Commercial Business. Party W-A did not provide any contemplated price range in its indication of interest but stated that it would be prepared to submit an updated price range for a potential acquisition of the Commercial Business subsequent to meeting with TechTeam's senior management.

        On June 14, 2010, in accordance with our Board's directives, Houlihan Lokey informed FM&Co. that a topic at an upcoming TechTeam board meeting would be the possible sale of the residual commercial business, and requested a reconfirmation of Stefanini's interest in the TechTeam commercial business.

        On June 14, 2010, our Board convened a telephonic meeting to discuss the recent indications of interest that had been received for the Commercial Business and to develop an appropriate process for reviewing such indications of interest and those that might be received in the future. Representatives of our senior management and representatives of Blank Rome and Houlihan Lokey were also present at this meeting. At this meeting, our Board discussed various potential structures by which the Commercial Business could be sold that would comply with the terms of the Stock Purchase Agreement with Jacobs Engineering and that might complement the sale of the Government Solutions Business to Jacobs Technology. Following discussion, our Board directed the Strategy Committee to move forward, with the assistance of TechTeam's management and legal and financial advisors, to explore a potential sale of the Commercial Business and to develop potential transaction structures that would comply with the terms of the Stock Purchase Agreement and complement the sale of the Government Solutions Business to Jacobs Technology pursuant thereto.

        Following the June 14, 2010 Board meeting, the Strategy Committee considered further how to maximize value in a sale of Commercial Business in view of the sale of the Government Solutions Business. After further deliberation, the Strategy Committee determined that since after the consummation of the Government Solutions Business the entire business remaining would be the Commercial Business and the Company was subject to the terms of the Stock Purchase Agreement with Jacobs Engineering, which provided for certain indemnity obligations which would continue post-closing, the optimal path to enhancing value for TechTeam stockholders was to structure the sale of the Commercial Business through a sale of the entire Company, which would either be contingent on the sale of the Government Solutions Business or would allow the surviving entity to assume all obligations under the Government Solutions purchase agreement. The Strategy Committee authorized Houlihan Lokey to re-launch the formal sale of the Commercial Business by asking potential buyers for written indications of interest regarding a potential acquisition of the entire Company. Houlihan Lokey then contacted and provided pro forma financials (giving effect to the Government Solutions Business Sale) prepared by TechTeam management to 12 potential buyers who had previously participated in the process for exploring the sale of the Commercial Business, including all parties who had previously submitted written indications of interest for the Commercial Business or for the entire Company. Of the 12 potential buyers contacted, 4 bidders submitted new indications of interest.

        On June 15, 2010, Stefanini confirmed in writing its continuing interest in acquiring the Commercial Business and requested additional information to develop a revised non-binding indication of interest. On June 22, 2010, Stefanini and we executed an amendment of the nondisclosure and standstill agreement between the parties.

        On July 9, 2010, Stefanini submitted a revised written indication of interest expressing its interest in purchasing the entire Company through a cash tender offer and short-form merger for $6.50 per outstanding share of Common Stock or an aggregate consideration to stockholders of approximately $73 million (based on 11,228,000 shares of Common Stock outstanding). Stefanini provided the same conditions to its bid as provided in its letter to the Company of August 2009 and stated that the transaction would not be subject to a financing contingency. In addition, Stefanini stated that the completion of the transaction would be conditioned upon the simultaneous closing of the Government Solutions Business Sale. Stefanini expected execution of definitive agreements to purchase the entire Company by September 1, 2010.

        On July 14, 2010, Party W-A, submitted a revised written indication of interest expressing its interest in purchasing the entire Company for an aggregate equity value of $83.233 million. This proposed purchase price reflected (i) an enterprise value of $45 million for the Commercial Business, (ii) cash and cash equivalents of the Company to be $52.77 million (with $38.561 million net of taxes and escrow to be received in the sale of the Government Solutions Business) and (iii) outstanding Company indebtedness of $14.547 million. The proposal was contingent upon many factors including the confirmation of the tax implications for the Government Solutions Business transaction as provided in the pro forma financials, the Company's receipt of representation and warranty insurance with respect to the Government Solutions Business Sale, the Company's obligation to receive customer consents required for the proposed transaction, the Company's maintenance of a ratio of current assets and current liabilities of not less than 1.5 to 1, as well as the completion of due diligence. Party W-A also expressed a preference for a long-form merger following the consummation of the sale of the Government Solutions Business. Party W-A also stated the proposed transaction was not subject to a financing contingency.

        On July 16, 2010, representatives of the Strategy Committee, together with representatives of Houlihan Lokey, held a conference call with representatives of Stefanini, including FM&Co, to discuss the differences between the most recent indication of interest submitted by Stefanini and its October 15, 2009 indication of interest and the terms of the transaction for the Government Solutions Business Sale to Jacobs Engineering, including the post-closing indemnity, insurance being procured by TechTeam related to the escrows for such sale, and the projected net cash proceeds from the sale. Stefanini representatives noted that without significant further diligence Stefanini would have no way to assess the post-closing risks related to the Government Solutions Business Sale. TechTeam representatives requested a revised indication of interest assuming for these purposes that a portion of the escrow would be available for distribution to stockholders.

        On July 21, 2010, Party W-B, submitted a revised written indication of interest expressing its interest in purchasing the entire Company through a cash tender and short form merger for between $8.00 to $8.50 per outstanding share of Common Stock. The proposal was subject to completion of due diligence by Party W-B and required the Company to enter into a thirty (30) day exclusivity period with Party W-B to negotiate a definitive agreement. Party W-B also stated the transaction was not subject to a financing contingency and that it would be willing to revisit its previous proposal (including revisiting the consideration type for the proposed transaction in order to include a possible sharing mechanism with the Company's shareholders for the amounts to be held in escrow pursuant to the Government Solutions Business Sale).

        On July 30, 2010, a new potential financial buyer ("Party W-C"), an affiliate of which had previously participated in presentations provided by representatives of the Company in 2009 in connection with the solicitations for indications of interest in the Commercial Business, submitted a written indication of interest expressing its interest in purchasing the entire Company through a cash tender offer and short form merger for $8.50 per outstanding share of Common Stock (based on 11,228,296 shares of Common Stock outstanding). The proposal was subject to completion of due diligence, which was expected to be completed within thirty (30) to forty-five (45) days from the start of such work and either the simultaneous closing of the Government Solutions Business Sale or the assumption by the surviving corporation of the Company's obligations under the definitive agreement with Jacobs Engineering. Party W-C also stated that the transaction would need to be partially financed by third party sources, and the letter did not mention whether the proposed transaction would be subject to a financing contingency.

        The Strategy Committee and the Board reviewed each of these 4 indications of interest and directed Houlihan Lokey to respond to each of the potential buyers with a request to revise their proposals. Houlihan Lokey then contacted the 4 potential buyers and requested revised proposals which reflected a higher offer price.

        On August 6, 2010, the Company's Assistant General Counsel, Mr. Marcus A. Williams, and a representative of Blank Rome met with the outside counsel of Party W-B at such counsel's offices to discuss potential structure and process issues regarding Party W-B's proposed transaction. During such conversation, Party W-B's counsel emphasized the importance for Party W-B of structuring the acquisition transaction as a one-step transaction and Mr. Williams and the Blank Rome representative discussed with Party W-B's counsel the potential risks such structure would put on certainty of closing.

        On August 11, 2010, Party W-A submitted a revised indication of interest. This revised indication of interest stated that Party W-A would be willing to purchase the entire Company for a cash purchase price between $8.50 and $9.00 per outstanding share of Common Stock. This revised indication of interest assumed that the Company would receive net sale proceeds of $56 million for the Government Solutions Business Sale and would have $60 million in cash at the closing of the proposed transaction. The revised indication of interest was also conditioned upon a sixty (60) day exclusivity period and the remaining terms and conditions stated in Party W-A's July 14, 2010 letter.

        On August 12, 2010, Party W-B met with the Company's management team to discuss the Company's financial outlook through the next fiscal year and a summary of the Company's plans to restructure.

        On August 17, 2010, Party W-A submitted a revised indication of interest with an increased purchase price to a price of not less than $9.00 per outstanding share of Common Stock. This revised indication of interest was contingent on the Company's agreement to an expense reimbursement obligation of an amount equal to $1 million if the Company entered into a definitive agreement with a third party after acceptance of this indication of interest.

        On the same day, Stefanini revised its indication of interest and increased its proposed purchase price to $8.40 per outstanding share of Common Stock, or an aggregate consideration of $94 million (based on 11,189,878 shares of Common Stock outstanding). This revised indication of interest assumed a fifty percent (50%) recovery of the escrow for the Government Solutions Business Sale and further assumed that such recovered escrow amount would be $8.76 million. The revised indication of interest also stated that the recovered escrow would be paid in manner to be determined upon mutual satisfaction of the parties. Stefanini's remaining terms and conditions for its indication of interest were the same as the terms stated in its July 9, 2010 indication of interest (other than the statement that Stefanini expected to have definitive agreements effecting the proposed transaction signed by October 1, 2010).

        On August 19, 2010, Party W-B held multiple diligence calls with members of the Company's management team.

        On August 23, 2010, Party W-C stated to a representative of Houlihan Lokey that it was not satisfied with the results of its review of the Commercial Business to date and was no longer interested in pursuing the acquisition of the Commercial Business.

        While our Board and Strategy Committee reviewed these revised indications of interests for the Company, from August 10, 2010 to September 8, 2010, the Company was engaged in extensive talks with Jacobs Engineering to ensure the closing of the Government Solutions Business Sale. Jacobs Engineering had informed the Company that it believed it had a right to terminate the Stock Purchase Agreement because (i) certain TTGSI (as defined below) employees had since left TTGSI, (ii) the Company's inability to obtain certain required consents, (iii) Jacobs Engineering's belief that the deterioration in TTGSI's business constituted a Material Adverse Effect (as defined in the Stock Purchase Agreement) and (iv) the apparent failure of TechTeam's representations and warranties to remain true and correct as of the date of Jacobs Engineering's letter. Jacobs Engineering also stated that it continued to have an interest in purchasing the Government Solutions Business for approximately $38 million. Following such discussions and Jacobs Engineering's review of certain financial information of the Government Solutions Business, the Company and Jacobs Engineering negotiated terms of an amendment to the definitive purchase agreement for the sale of the Government Solutions Business, which resulted in a purchase price reduction for the transaction to $43 million. In light of this situation, our Board and the Strategy Committee determined to have the Company's management focus on closing the Government Solutions Business sale rather than engaging extensively with the bidders for the Company since all indications of interest for the sale of the Company were contingent on the Government sale.

        On September 8, 2010, the Board convened to discuss the proposed amendment. At this meeting, a representative of Blank Rome provided the Board with a summary of the proposed amendment to the Stock Purchase Agreement for the Government Solutions Business Sale and a representative from Houlihan Lokey also reviewed with the Board financial aspects of the revised $43 million cash consideration. After discussion, the Board unanimously approved the amendment and the sale.

        On September 14, 2010, TechTeam and Jacobs Engineering agreed on the final terms of the amendment. Houlihan Lokey delivered to our Board a written opinion, dated September 14, 2010, as to the fairness, from a financial point of view and as of such date, to TechTeam of the $43 million cash consideration to be received by TechTeam. The amendment was executed by TechTeam, Jacobs Engineering and Jacobs Technology and submitted to a vote of the TechTeam stockholders.

        Upon execution of the amendment for the Government Solutions Business Sale, the Company also agreed to engage Ropes & Gray LLP ("Ropes & Gray") to assist the Company as legal advisor in connection with the sale of the Company, while Blank Rome would continue its role on the sale of the Government Solutions Business.

        On September 20, 2010, at the Company's request, Ropes & Gray informed outside counsel of Party W-A of Ropes & Gray's role in the sale of the Company, discussed the continuation of the bidding process and informed outside counsel of Party W-A that Ropes & Gray would be available for any questions regarding the process.

        On September 22, 2010, the Company, together with Ropes & Gray and Houlihan Lokey, had a telephonic meeting with Stefanini's financial advisor, FM&Co., and outside counsel, DLA Piper LLP ("DLA Piper") to discuss the continuation of the bidding process and to provide an update on the Government Solutions Business Sale. It was noted to the Stefanini advisors that Stefanini would need to provide by October 15, 2010 a final indication of interest for the purchase of the Company as well as a markup to a draft merger agreement that would soon be provided by Ropes & Gray. Stefanini's advisors were also informed that Mr. Cotshott would be available during the first week of October for management meetings and that Stefanini should have its diligence of the Company completed by the October 15th deadline. Mr. Williams explained that the Company was in the process of obtaining insurance that the Company could use to offset certain potential payments made from the escrow to Jacobs Engineering and that the terms of such insurance policy would be made available to DLA Piper.

        On September 24, 2010, Messrs. Hamot and Frumberg, together with Ropes & Gray and Houlihan Lokey, had a telephonic meeting with Party W-A and its outside counsel to discuss the continuation of the bidding process and to provide an update on the Government Solutions Business Sale. Party W-A was updated as to the next steps in the bidding process, including the final indication of interest due date of October 15th, and the timing of management meetings with Mr. Cotshott. It also was noted that diligence should be completed as quickly as possible.

        On September 27, 2010, Mr. Williams distributed to each of the counsels for Stefanini, Party W-A and Party W-B, a bid process letter setting forth the requirements for the final indications of interest for the sale of the entire Company and requesting a markup to the proposed merger agreement to be submitted by each of the bidders by October 15, 2010.

        On September 30, 2010, Mr. Michael Sosin, the General Counsel of the Company, had a legal due diligence call with Party W-B and its outside counsel.

        On October 1, 2010, the Strategy Committee held a meeting with Mr. Sosin and Mr. Williams to discuss the draft of the proposed merger agreement prepared by Ropes & Gray. Ropes & Gray explained the terms of the agreement, including the proposed structure of a two-step transaction comprised of a cash tender offer and a subsequent back-end short form or long form merger. Ropes & Gray also briefly discussed director fiduciary duties in the context of choosing between different bidders. At the end of the discussion, the Strategy Committee approved the form of the merger agreement to be distributed to each of the bidders. After the committee meeting, Ropes & Gray distributed to Stefanini's, Party W-A's and Party W-B's respective counsel, additional copies of the bid process letter and the draft of the merger agreement.

        On October 4, 2010, TechTeam's stockholders approved the sale of the Government Solutions Business to Jacobs Engineering at a special stockholders meeting.

        On October 5, 2010, the Company consummated the sale of the Government Solutions Business to Jacobs Engineering for $43 million in cash, subject to certain escrows and adjustments as set forth in the Stock Purchase Agreement as amended by the amendment that the parties entered into on September 14, 2010. For more information related to the Government Solutions Business Sale and the related sale process we encourage you to read the "Background of the Stock Sale" section of the Company's Proxy Statement on Schedule 14A filed with the SEC on July 30, 2010 and the "Background of the Amendment" section of the Company's Proxy Statement on Schedule 14A filed with the SEC on September 15, 2010.

        On the same day, Ropes & Gray had a call with the counsel of Party W-A to discuss updates on due diligence and process.

        On October 5, 2010 and October 6, 2010, Party W-B had on-site meetings at the Company with members of Company management to further discuss operational and financial due diligence topics.

        On October 6, 2010, Party W-A sent a letter explaining that it did not plan to submit a final proposal for the Company on October 15, 2010. Party W-A explained that due to the Company's preference for a tender offer structure it would not be willing to submit a bid.

        On October 7, 2010, in accordance with the Board's directives, Houlihan Lokey responded to Party W-A that the Company was flexible as to alternative structures for a sale and encouraged Party W-A to submit a final indication of interest. Despite such communication, Party W-A responded by reiterating its position that it would not be willing to submit a bid on October 15th.

        On the same day, Party W-B had a tax diligence call with members of the Company's management.

        On October 13, 2010, Ropes & Gray contacted the outside counsel for Party W-B to remind them of the October 15 deadline and to inform Party W-B's outside counsel that Ropes & Gray would be available to answer any questions regarding the process. Ropes & Gray also informed Party W-B's counsel that access to the electronic data room would be shut off after the bid submission deadline. On the same day, Ropes & Gray left a similar message with DLA Piper.

        On October 15, 2010, Stefanini submitted its final indication of interest for the acquisition of the Company. Included in Stefanini's final indication of interest were: (i) a mark-up of the draft of the merger agreement, (ii) a form of a tender and support agreement that Stefanini anticipated would be entered into by stockholders who had entered into similar voting agreements for the Government Solutions Business Sale and (iii) a bid proposal letter. In its bid proposal letter, Stefanini offered a cash purchase price of $8.25 per outstanding share of Common Stock or an aggregate consideration of $92.4 million (based on 11,200,053 shares of Common Stock outstanding). Stefanini agreed in its proposal to the Company's preferred structure of a two-step transaction (a cash tender offer conditioned on a majority of the shares of the Company's common stock being validly tendered to be followed by a long or short form merger) and reiterated its position that such transaction would not be subject to a financing contingency. The offer was contingent upon Stefanini's satisfactory completion of due diligence, which it expected to complete within ten (10) business days. The proposal attached a four-page list of remaining due diligence items. Stefanini's mark-up of the merger agreement, among other changes, (i) contemplated that the proposed transaction would be conditioned upon receipt of certain customer consents for the proposed transaction, (ii) requested that Stefanini have the right to negotiate for a three (3) day period to improve the terms of the proposed transaction in the event the Company decided not to recommend the proposed transaction or terminate the definitive agreement in order accept a superior proposal (the "Match Right"), and (iii) increased a proposed break-up fee to be paid by the Company from two percent (2%) to three and a half percent (3.5%) of the aggregate transaction consideration in connection with certain events described in the merger agreement. Stefanini also requested that upon acceptance of the proposal, the Company enter into an exclusivity agreement with Stefanini through November 15, 2010.

        On October 16, 2010, Party W-B submitted its final indication of interest for the acquisition of the Company. Included in Party W-B's final indication of interest were: (i) a mark-up of the auction draft of the merger agreement, (ii) a cover letter summarizing Party W-B's involvement in the sale process of the Company, and (iii) a bid proposal letter. In the bid proposal letter, Party W-B proposed a cash purchase price of $7.00 per outstanding share of Common Stock. TechTeam's stock closed at $7.04 on October 15, 2010. The cover letter explained that the proposed purchase price was reduced from Party W-B's previously proposed purchase price range of $8.00 to $8.50 per share due to the reduction in the aggregate consideration for the Government Solutions Business Sale pursuant to the amendment to the Stock Purchase Agreement. The revised offer was also contingent upon TechTeam agreeing to a thirty (30) day exclusivity period with Party W-B. Party W-B's mark-up of the merger agreement also reflected effectively a one step transaction structure (a cash tender offer with a short form merger) by requiring as a condition to consummation of the tender offer that at least eighty-two percent (82%) of all shares of Common Stock then outstanding on a fully-diluted basis be tendered in the offer. The markup also included a five-day Match Right and increased the proposed break-up fee to five percent (5%) of the aggregate transaction consideration.

        On October 18, 2010, the Strategy Committee held a meeting with Messrs. Hamot, Sosin, and Williams and Ropes & Gray to discuss the two proposals. The Strategy Committee noted that while Stefanini's proposal was generally more favorable to the Company's stockholders than Party W-B's proposal because of its higher proposed price and Stefanini's acceptance of the Company's preferred transaction structure, Stefanini's four-page request of additional due diligence items created a risk of significantly delaying the signing of a definitive agreement, during which time Stefanini might decide to revise the terms of its proposal. The Strategy Committee also considered the fact that each of the proposals took into account the cash proceeds (including the portion that was held in escrow accounts) received by the Company from the consummation of the Government Solutions Business and the implied value of the Commercial Business reflected in each offer price. The Strategy Committee and Mr. Hamot emphasized the need to have a transaction at the best price, but also the importance of closing given the Company's recent experience with the Government Solutions Business Sale and the potential for further deterioration in the Commercial Business. The Strategy Committee ultimately decided that Ropes & Gray and Mr. Williams should contact DLA Piper to discuss Stefanini's due diligence request list and contact Party W-B to determine if its indication of interest was in fact final.

        On the same day, Mr. Williams and Ropes & Gray left a voicemail with Party W-B stating that Party W-B's proposal was less favorable than others in both price and structure and that if Party W-B wanted to reconsider its final proposal it should respond with a revised proposal prior to the Company's Board meeting scheduled for October 20. As per the instructions of the Strategy Committee, Ropes & Gray and Mr. Williams also contacted DLA Piper to inquire about its remaining due diligence review. DLA Piper confirmed that most of the items on the due diligence request list were confirmatory in nature, but also stated that its client would require exclusivity before having further discussions on the merger agreement or its proposal (other than with respect to due diligence regarding certain antitrust matters since such issues would be a third party obstacle to closing). On October 19, 2010, Ropes & Gray and DLA Piper held preliminary discussions regarding certain antitrust matters.

        On October 20, 2010, the Board convened a meeting to discuss Stefanini's and Party W-B's proposals. In addition to the Board, present at the meeting were Mr. Sosin, Mr. Williams, Ms. Margaret Loebl, the Chief Financial Officer of the Company and representatives from Ropes &

Gray and Houlihan Lokey. Mr. Williams began the meeting with a summary of the sale process up to that point and stated that no update had been received from Party W-B since his message to them on October 18, 2010. Ropes & Gray then summarized the terms of the Stefanini proposal. After discussion, the Board determined that while the Stefanini proposal was a more favorable proposal to Party W-B's proposal, the Strategy Committee should continue to negotiate with Stefanini for certain terms regarding price and conditionality in light of Stefanini's request for a three-day Match Right, 3.5% break-up fee and a thirty (30) day exclusivity window. The Board also authorized the Strategy Committee to approve any exclusivity period with Stefanini upon negotiation of such terms requested by Stefanini. In addition, the Board requested that Stefanini provide financial statements demonstrating its ability to fund the proposed transaction.

        On the same day, Ropes & Gray, on behalf of the Company, formally requested to DLA Piper that Stefanini increase its offer price to $8.75 per outstanding share of Common Stock in return for the Company's agreement to a three-day Match Right, 3.5% break-up fee and an exclusivity period ending on October 31, 2010 in which the parties would attempt to negotiate a definitive agreement.

        On October 21, 2010, Stefanini responded to Ropes & Gray's request with a revised proposal for a purchase price of $8.35 per outstanding share of Common Stock, a 3% break-up fee and an exclusivity period ending on October 31, 2010. On the same day, Mr. Williams contacted DLA Piper to discuss removing customer consents as a condition for the proposed transaction as provided in Stefanini's mark-up of the merger agreement.

        On October 22, 2010, Mr. Williams received a call from Party W-B and reiterated the message that had been provided to Party W-B on October 18, 2010. Party W-B stated that its proposal on October 15, 2010 was in fact its final proposal.

        On the same day, DLA Piper contacted Mr. Williams and Ropes & Gray to revise its October 21, 2010 proposal to remove customer consents as a closing condition to the proposed transaction. It was noted that this would be Stefanini's best and final proposal. Mr. Williams and Ropes & Gray both stated that any final proposal requiring exclusivity would be considered upon delivery of financial statements of Stefanini demonstrating its ability to fund the proposed transaction.

        On October 23, 2010, the Company provided comments on the bid proposal letter, terminating exclusivity in the event of an adverse change in the terms of the proposed merger.

        On October 25, 2010, Ropes & Gray provided a revised draft of the merger agreement to DLA Piper in an effort to facilitate the sale process in the event that discussions on exclusivity and Stefanini's financial materials were settled.

        On October 25, 2010, DLA Piper provided the Company with financial materials related to Stefanini. The materials included: (i) letters from certain banks acknowledging the amounts held in personal accounts for Marco Antonio Stefanini and his wife, Maria das Graças Vuolo Sajovic (the "Stefanini Family"), (ii) a draft equity commitment letter from the Stefanini Family to Stefanini International Holdings Ltd to fund the full purchase price of the proposed transaction, (iii) 2009 financial statements of Stefanini Participações Ltda. and (iv) a condensed organizational structure chart of the Stefanini companies. On October 26, 2010, DLA Piper provided a more recent balance sheet for Stefanini Consultoria e Assessoria em Informatica S.A. as of June 30, 2010. Based on conversations between DLA Piper and Ropes & Gray held on October 25, 2010 and October 26, 2010, it was determined that the entity which would be the parent of the Company post-closing would be Stefanini International Holdings Ltd, which was a newly-formed entity that is wholly-owned by the Stefanini Family and is a sister company to Stefanini, the entity which had provided the indications of interests during the sale process. Furthermore, Stefanini International Holdings Ltd would be fully financed for the proposed transaction by personal funds of the Stefanini Family.

        On October 26, 2010, members of the Strategy Committee held a telephonic meeting, with Messrs. Williams, Hamot and Frumberg and Ropes & Gray, to discuss the financial materials presented by Stefanini. During this meeting, the participants discussed having Stefanini provide additional protections for deal certainty by requesting that the Stefanini Family place into escrow the amount of the aggregate purchase price for the proposed transaction at execution of the merger agreement would be signed or provide personal guarantees with respect to the aggregate purchase price.

        Following this meeting, Ropes & Gray relayed to DLA Piper the request that the aggregate purchase price be placed into an escrow at execution of the merger agreement. DLA Piper responded later that evening by stating that instead of placing into escrow the full purchase price at execution of merger agreement, the Stefanini Family (as well as Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A.) would provide a full guarantee of the obligations of Stefanini International Holdings Ltd and its wholly-owned subsidiary, Platinum Merger Sub, Inc. (the Purchaser in the Offer) in favor of the Company in connection with the proposed transaction. This offer and the terms of the revised proposal provided on October 22, 2010 would be contingent on the Company's acceptance by the end of that evening of an exclusivity period ending on November 1, 2010 to negotiate a definitive agreement. After reviewing this new proposal, the Strategy Committee agreed to grant exclusivity to Stefanini and the Company executed an exclusivity agreement.

        On October 27, 2010, Ropes & Gray and DLA Piper held a telephonic meeting to discuss the terms of the revised merger agreement.

        On October 28, 2010, Stefanini, its tax due diligence accounting advisors and DLA Piper and the Company, Ernst & Young, the Company's accountant, and Ropes & Gray held a telephonic meeting to discuss outstanding tax due diligence items. DLA Piper provided Ropes & Gray with a revised draft of the merger agreement later that evening. In addition, Ropes & Gray and DLA Piper exchanged drafts of other ancillary agreements including the Stefanini guarantee and the form of the tender support agreement.

        On October 29, 2010, the Board convened a meeting to discuss the negotiations with Stefanini. In addition to the Board members, present at the meeting were Mr. Sosin, Mr. Williams, Ms. Loebl, as well as representatives from Ropes & Gray and Houlihan Lokey. Ropes & Gray updated the Board on the negotiations with Stefanini, including that the Company had agreed to an exclusivity period through November 1, 2010, the agreed-to terms of Stefanini's proposal and a summary of the latest draft of the merger agreement provided by DLA Piper. Ropes & Gray stated that all material items in the merger agreement had been resolved. Ropes & Gray then reviewed with the Board their fiduciary duties regarding the sale of the Company, including the factors that each board member should consider before approving the proposed transaction. Houlihan Lokey discussed with the Board financial aspects of Stefanini's proposal of $8.35 per Share. The Board then had a discussion, led by Mr. Hamot, regarding the strategic alternatives available to the Company and how to maximize shareholder value. That discussion involved, among other things, the following: (i) difficulties that the Company might experience if it continued as a stand-alone public company if the Board did not accept Stefanini's proposed transaction, (ii) difficulties the Company might experience in increasing its scale and market share in its industry given the fact that the Company competes against larger, better financed organizations as evidenced by TechTeam's declining gross margins since 2009, (iii) how the strategy to attain inorganic growth through acquisitions would not be achievable given that the cash needed to fund such acquisitions had been negatively impacted by the reduction in the purchase price for the Government Solutions Business and (iv) the cost reduction initiatives that would be required as an alternative to the Stefanini proposal to greatly reduce staff in order to realize a more profitable and effective business plan. The foregoing considerations were weighed against the Stefanini proposal which, in the Board's view, would likely be completed by the end of 2010. Following that discussion, Mr. Hamot then asked for the Strategy Committee's view on the Stefanini proposal. The Strategy Committee recommended the terms of the proposed transaction.

        After the Board meeting, Ropes & Gray contacted DLA Piper to continue negotiation of the terms of the merger agreement. The parties negotiated the remaining terms of the merger agreement and ancillary agreements from October 29, 2010 to November 1, 2010.

        After such negotiations, in the afternoon on November 1, 2010, the Board convened a meeting to review the proposed transaction with Stefanini. In addition to the Board members, present at that meeting were Mr. Sosin, Mr. Williams, Ms. Loebl, as well as representatives from Ropes & Gray and Houlihan Lokey. Ropes & Gray confirmed that no additional material issues on the terms of the transaction had been raised by either party since the last Board meeting. Houlihan Lokey then reviewed with the Board its financial analysis of the $8.35 per Share consideration and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated November 1, 2010, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $8.35 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Stefanini, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. After deliberation and discussion, the directors unanimously (i) adopted and approved the Merger Agreement, (ii) resolved that the terms of the Merger Agreement, the Offer, the Merger and any other transactions contemplated by the Merger Agreement were advisable and fair to, and in the best interests of, the Company and its stockholders, (iii) resolved that the Merger Agreement be submitted to the Company's stockholders for adoption, if applicable, as soon as practicable after the consummation of the Offer, (iv) resolved that the Board would recommend that the stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, the stockholders entitled to vote thereon should adopt the Merger Agreement and (v) authorized management to finalize and execute the Merger Agreement and guarantee.

        On the evening of November 1, 2010, the Merger Agreement was executed by TechTeam, Stefanini International Holdings Ltd, as Parent and Platinum Merger Sub, Inc. as Purchaser. On the morning of November 2, 2010, prior to commencement of trading on NASDAQ, TechTeam and Parent issued a joint press release announcing that the parties had entered into the Merger Agreement.

(c)   Reasons for the Recommendation.

        Our Board, in consultation with our senior management and our legal counsel and financial advisor, evaluated the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Board, in determining to approve and declare advisable, fair to and in the best interest of the stockholders of the Company, the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the stockholders of the Company approve the Merger Agreement, considered a number of factors, including the following:

  •
  Business and Financial Condition and Prospects of the Company.

  •
  The current and historical financial condition, results of operations, competitive position, strategic options and prospects of the Company and the Commercial Business, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Shares (which cannot be quantified numerically).

  •
  The Company's likelihood of achieving and executing upon the Company's business plan given the Company's size in comparison to other competitors in the information technology market and the consolidation in the information technology market. In particular the Board considered the effect the Company's size would have on (i) its ability to attract and retain talent, (ii) its ability to attract and secure contracts with larger customers and (iii) its future revenue.

    •
    The Company's competitive position, particularly its ability to continue to compete for new business from existing customers and new customers against larger, financially stronger information technology consulting firms which have more diversified service offerings and the capability to provide services from a wide range of geographic locations.

    •
    The certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of the Company's business (including the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company's Quarterly Report son Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010) in a highly volatile and unpredictable market conditions, including the risks and uncertainties in the U.S. and global economic generally.

  •
  Industry Trends.  The trends and conditions impacting the Company and the information technology services industry in which the Company operates, including changes in competition and consolidation within the industry.

  •
  Historical Trading Prices; Premium to Market Price.  The relationship of the Offer Price to the historical and projected market prices of the Shares on NASDAQ. The Offer Price represents:

  •
  A 16.8% premium over the closing price of the Shares on the day before the announcement of the transaction.

  •
  A 24.0% premium over the average closing price of the Shares over the last three month period ended on the day before the announcement of the transaction.

  •
  A 8.4% premium over the average closing price of the Shares over the last 52 week period ended on the day before the announcement of the transaction.

  •
  A 42.7% premium over the average closing price of the Shares over the last 24 month period ended on the day before the announcement of the transaction.

  •
  Review of Strategic Alternatives.  The Board's belief, after a thorough review of strategic alternatives and discussions with the Company's senior management, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities readily available to the Company, including remaining an independent company and pursuing the Company's strategic plan. In connection with such review the Board took into account (i) the potential benefits, risks and uncertainties associated with those opportunities and (ii) the difficulties in implementing the Company's plans related to revenue growth especially in light in light of the reduction in cash that the Company was expected to have as a result of the reduction in the purchase price for the Government Solutions Business.

  •
  Solicitation of Other Parties.

  •
  The Company conducted, with the assistance of Houlihan Lokey, a thorough market check during the sale process, which involved contacting, for the acquisition of the Company and the Commercial Business, 88 potential buyers, entering into confidentiality agreements with 29 potential buyers and receiving initial bids from 7 potential buyers. The Board considered the fact that Parent's bid represented the highest price that the Company received for the acquisition of the Company at the conclusion of its bidding process.

  •
  The disclosure in public filings made in connection with the Government Solutions Business Sale that the Company was pursuing a strategic alternative process for the Commercial

      Business thereby placing all potential acquirers or strategic partners on notice of a pending sale.

    •
    The Board considered the fact that (i) despite conducting such a thorough market check, the only other alternative proposal that was submitted providing for the acquisition of the Company reflected a purchase price of $7.00 per Share, (ii) it had discussed with our management and advisors at different times the terms of the proposals received in the sale process, (iii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company's stockholders superior to the cash price to be paid pursuant to the Offer and the Merger and (iv) the fact that the Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior to the purchase of Shares in the Offer.

  •
  Negotiations with Parent.  The course of negotiations between the Company and Parent, which resulted in an increase in the price per Share offered by Parent and removal from the conditions to closing the receipt of third-party consents. Additionally, Parent agreed to reduce the proposed termination fee from 3.5% to 3.0% of the aggregate consideration payable to the holders of Shares (with such termination fee, if payable, serving as Parent's and Purchaser's sole and exclusive remedy for damages). The Board believed, based on these negotiations, that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

  •
  Opinion of Financial Advisor.  Houlihan Lokey's opinion and financial presentation, dated November 1, 2010, to the Company's board of directors with respect to the fairness, from a financial point of view and as of the date of the opinion, of the $8.35 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Stefanini, Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as more fully described below under the caption "Opinion of the Company's Financial Advisor;"

  •
  Merger Agreement Terms and Conditions.  The Board reviewed, considered and discussed with the Company's management and outside advisors the terms and conditions of the Merger Agreement. The Board believed that the provisions of the Merger Agreement were in the best interests of the Company and the Company's stockholders. In particular, the Board considered that:

  •
  Cash Tender Offer.  The Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a Merger for the same consideration, thereby enabling Stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

  •
  No Financing Condition.  The Merger Agreement includes a representation of Parent that it had sufficient funds to consummate all of the Transactions, including the purchase of all of the outstanding Shares in the Offer and the Merger. In addition, the Board also considered that all payment of all liabilities and obligations of Parent and Purchaser pursuant to the Merger Agreement had been absolutely, irrevocably and unconditionally guaranteed by the Guarantors pursuant to the Guarantee.

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Merger Agreement, while prohibiting the Company, its subsidiaries and its representatives from, directly or indirectly, (i) soliciting, initiating or knowingly facilitating or encouraging (including by way of furnishing non-public information or affording access to the business, properties, assets, books or records of the Company or its subsidiaries) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement), (ii) engaging in, continuing or otherwise participating in any discussions or negotiations or discussions regarding an Acquisition Proposal, and (iii) entering into any agreement or agreement in principle with respect to any Acquisition Proposal, the Merger Agreement also provides that (a) in response to a bona fide, unsolicited written Acquisition Proposal received from a third party after the date of the Merger Agreement, which did not result from a breach of the foregoing prohibitions, if the Board or any Board committee, determines in good faith, after consultation with outside counsel and the Company's independent financial advisors, that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement), the Company may furnish, pursuant to an Acceptable Confidentiality Agreement (as defined in the Merger Agreement) information (including non-public information) with respect to the Company and its subsidiaries (so long as the Company promptly provides such information as well to Parent and its representatives) and to engage in or otherwise participate in discussions and/or negotiations regarding such Acquisition Proposal, and (b) the Company may grant a waiver or release to any person or group of persons subject to an Acceptable Confidentiality Agreement for the sole purpose of allowing such person or group of persons to submit an Acquisition Proposal that the Board or any Board Committee, determines in good faith could reasonably be expected to lead to a Superior Proposal if the Board determines that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

    •
    Change in Recommendation/Termination Right to Accept Superior Proposals.  The provisions in the Merger Agreement that provide for the ability of the Board (i) to, or publicly propose to, change, qualify, withdraw or modify, in any manner adverse to the Parent, the Company Board Recommendation (as defined in the Merger Agreement) if (A) the Board determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company and its stockholders under applicable law or (B) that the Board determines in good faith, after consultation with Company's independent financial advisors and outside counsel, that an Acquisition Proposal constitutes a Superior Proposal and, after consultation with Company's outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company and its stockholders under applicable law, (provided that in both cases under (A) and (B), after giving Parent the opportunity to negotiate and improve the terms of the Merger Agreement for the Negotiation Period (as defined in the Merger Agreement)), and/or (ii) to terminate the Merger Agreement, in each case if certain conditions are satisfied, including: (a) the Company has received an Acquisition Proposal that the Board concludes in good faith, after consultation with outside counsel and the Company's independent financial advisors, is a Superior Proposal (after giving Parent the opportunity to negotiate and improve the terms of the Merger Agreement for the Negotiation Period) and (b) if the Company terminates the Merger Agreement, the Company must pay the termination fee described below.

    •
    Termination Fee.  The Merger Agreement included a termination fee of $2,800,000 (or approximately 3.0% of the aggregate consideration for the Transaction) that could become payable by the Company pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal. The Board considered Parent's insistence as a condition to its offer that the Company would be obligated to pay this termination fee, under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions. The Board considered the termination fee payable by the Company to Parent under the Merger Agreement in the context of termination fees that have been negotiated in other transactions and the Board of Directors' determination that the termination fee is within the customary range of termination fees for transactions of this type.

    •
    End Date.  The provisions of the Merger Agreement allowing each party to terminate the Merger Agreement if Shares have not been accepted for payment by Purchaser prior to March 1, 2011.

    •
    Extension of Offer Period.  The Merger Agreement provides that, under certain circumstances, Purchaser would be permitted to extend the Offer beyond the initial 20 Business Day period if certain conditions to the consummation of the Offer are not satisfied as of the end of such period and that Purchaser may elect, other than in certain limited circumstances, to provide "subsequent offering periods" pursuant to Rule 14D-11 of the Exchange Act.

    •
    Top-Up Option.  That Parent and Purchaser have been granted pursuant to the Merger Agreement a Top-Up Option (as defined in the Merger Agreement), which permits Parent and Purchaser to purchase from the Company, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Parent and Purchaser to own a sufficient amount of Shares to permit Parent and Purchaser to consummate the Merger as a short-form merger under Delaware law and therefore deliver the Merger consideration to the Company shareholders more quickly.

    •
    Specific Performance/Remedies.  The Merger Agreement provides each party the right to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement in Delaware courts and that there is no limitation on the amount of damages for fraud or any intentional or knowing material breach of the Merger Agreement (other than against the Company in circumstances in which the termination fee is paid by the Company).

  •
  Timing of Completion.

  •
  The anticipated timing of the consummation of the Transactions and the structure of the transaction as a tender offer, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

  •
  The business reputation of Stefanini, the lack of a financing condition in the Merger Agreement, the financial resources of Stefanini and the Stefanini Family and the Guarantee provided by each of them, which the Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed quickly and in an orderly manner.

  •
  The stockholders who entered into Tender and Support Agreements control in the aggregate approximately 18.4% of the outstanding Shares and have agreed to tender their Shares in the Offer, which support made it more likely that the transaction could be completed on a more expedited basis and in an orderly manner.

  •
  The only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act (as defined herein).

  •
  Cash Consideration.  The form of consideration to be paid to holders of Shares in the Offer and Merger in cash, which will provide certainty of value and liquidity to the Company's stockholders.

  •
  Appraisal Rights.  The availability of appraisal rights with respect to the Merger, which would give stockholders who properly perfected their appraisal rights the ability to seek and be paid a judicially determined appraisal of the "fair value" of their Shares at the completion of the Merger.

The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer, the Merger and the other Transactions, including the following:

  •
  The Company's current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions.

  •
  The restrictions that the Merger Agreement imposes on actively soliciting competing bids, and the potential effect that the termination fee and Parent's match right may have in deterring other potential acquirers from proposing alternative transactions.

  •
  The reasonable likelihood of the consummation of the Transactions in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer. The Board of Directors further considered the fact that, if the Merger is not completed, the Company's officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Board further considered the fact that, if the Merger is not completed, the market's perception of the Company's continuing business could potentially result in a loss of customers, suppliers and employees.

  •
  The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), and (ii) the termination fee, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal, in an amount equal to $2.8 million.

  •
  The fact that Parent and Purchaser may not have sufficient cash to consummate the transactions.

  •
  The fact that the Company is entering into a Merger Agreement with newly-formed entities and, accordingly, if the Parent or Purchaser breaches its obligations under the Merger Agreement that the Company would not only be enforcing its rights for specific performance or damages under the Merger Agreement but also enforce its rights under the Guarantee against the guarantors, all of whom are either foreign persons or foreign entities.

  •
  The interests of the Company's Chief Executive Officer and certain other members of senior management in the Offer and the Merger which may be different from, or in addition to, those of the Company's stockholders, including certain change of control payments, and the fact that neither the Offer nor the Merger is conditioned upon any member of the Company's management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, the Purchaser or the Company, and that except for pre-existing agreements described under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Existing Employment and Change of Control Arrangements with the Company", no such agreement, arrangement or understanding existed as of the date of the Merger Agreement.

  •
  The fact that gains from the transactions contemplated by the Merger Agreement would be taxable to the Company's stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would generally be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

  •
  The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of certain other closing conditions that are not within the Company's control, including that no material adverse effect on the Company has occurred.

  •
  The risk that the Company's prospects could change materially, including in ways beneficial to the Company, but in ways that do not constitute an intervening event that would entitle the Board to change its recommendation to the Company's stockholders, and the price per Share offered under the Merger Agreement is fixed at $8.35 per Share, regardless of such changes.

  •
  The fact that it is likely, and certain members of management may have an expectation, that Parent, Purchaser or their affiliates will enter into certain agreements, arrangements or understandings with certain members of management regarding employment with, or the right to invest or participate in the equity of, the Surviving Corporation or Parent or any of its subsidiaries.

  •
  The fact that if the Offer is completed, the Company's remaining stockholders who are unaffiliated with Parent and Purchaser will not have a meaningful opportunity to vote, as following completion of the Offer Purchaser will control at least a majority of the Company's outstanding Shares, meaning that Purchaser will control the votes required to approve the Merger and may be able to consummate the Merger without a stockholder vote if Parent or Purchaser, with or without the Top-Up Option, owns more than 90% of the Company's outstanding Shares.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with the evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weight to different factors.

Certain Company Projections

        The Company's management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company's management prepared certain non-public financial projections which were presented to the Board by management during the course of deliberations regarding the Offer and the Merger and were also provided to Houlihan Lokey in connection with its opinion to the Board, as described under "Item 4. The Solicitation or Recommendation—Opinion of the Company's Financial Advisor". Management's internal non-public, stand-alone, projections for the fiscal year ending December 31, 2010 and the fiscal year ending

December 31, 2011 (the "Management Case") are summarized below. Stefanini also received substantially similar projections based on earlier estimates as part of its due diligence on the Company.

	2010 Estimate	2011 Estimate
	(In Thousands)
Revenue	132,780	137,400
Gross Profit	28,741	28,646
Operating Expenses	25,024	21,330
Restructuring Charge	3,005	—
Other Income	236	—
EBITDA	4,368	10,965
Adjustments*	6,304	2,963
Adjusted EBITDA	10,672	13,928

*
Corporate Allocations and Non-Recurring Items

        The Management Case was based on high-level assumptions which included reasonably expected changes to the Company's business which would be implemented in 2011. The Management Case assumed, among other things, that (i) the Company would have sufficient resources to operate as a stand-alone company, (ii) that in 2011 the Company would maintain revenue levels consistent with 2010 and such expected revenue would include incremental increases for the annualization of revenue associated with new business brought in during the course of 2010, including both key expansions with current customers and new customer business, (iii) a significant reduction in costs (mainly reflected as a decrease in SG&A from 2010 and resulting in a restructuring charge), partially offset by other cost increases, (iv) capital expenditures of approximately 2% of revenues in 2011, (v) no cash bonuses, and (vi) adjustments to EBITDA to eliminate the cost of equity based compensation and public company costs.

        There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct. The Company's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

        The Company does not as a matter of course make public any projections as to future performance or earnings, other than occasional limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because of this information was provided to third parties in connection with the contemplated transactions described in this Schedule 14D-9 as described above. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company's internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove correct or that any of the projections will be realized.

        The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and in the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the Company's Form 10-K and the Company's subsequent SEC filings.

        The inclusion of the above projections should not be regarded as an indication that any of the Company, Parent, Purchaser or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

        None of the Company or any of its affiliates or representatives intends to update or otherwise revise the projections or information based thereon to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Opinion of the Company's Financial Advisor

        The Company has engaged Houlihan Lokey as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Board requested that Houlihan Lokey evaluate the fairness, from a financial point of view, of the $8.35 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Stefanini., Parent, Purchaser and their respective affiliates). On November 1, 2010, at a meeting of the Board held to evaluate the Offer and the Merger, Houlihan Lokey rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated November 1, 2010, to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, qualifications and limitations in the review undertaken and other matters considered by Houlihan Lokey in the preparation of its opinion, the $8.35 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Stefanini, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        Houlihan Lokey's opinion was furnished for the use and benefit of the Board (in its capacity as such) in connection with its evaluation of the $8.35 per Share consideration, only addressed the fairness, from a financial point of view, of such consideration and did not address any other aspect or implication of the Offer or the Merger. The summary of Houlihan Lokey's opinion in this document is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex II. Houlihan Lokey's opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. Houlihan Lokey's opinion was not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer or the Merger.

        In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  •
  reviewed a draft, dated October 30, 2010, of the agreement;

  •
  reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

  •
  reviewed certain information relating to the Company's historical, current and future operations, financial condition and prospects made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the Company's management for the fiscal year ending December 31, 2010 and under two cases, designated by such management as a "base case" and "qualified best case," for the fiscal year ending December 31, 2011 reflecting alternative business scenarios and discussed with the Company's management its assessments as to the relative likelihood of achieving the future financial results reflected in such cases;

  •
  spoke with certain members of the Company's management and certain of its representatives and advisors regarding (a) the business, operations, financial condition, past performance relative to projected performance and trends in the financial results and prospects of the Company and (b) the Offer and the Merger and related matters, including certain escrow arrangements and related contingent obligations of the Company arising out of the sale by the Company of the Government Solutions Business to Jacobs Engineering in October 2010;

  •
  compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

  •
  considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

  •
  reviewed the current and historical market prices for Company common stock;

  •
  considered the results of the third-party solicitation process conducted by the Company, with Houlihan Lokey's assistance, with respect to a possible sale of the Company; and

  •
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

        Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. As the Board was aware, Houlihan Lokey was advised by the Company's management that it has not prepared updated financial projections relating to the Company beyond the fiscal year ending December 31, 2011 and, accordingly, Houlihan Lokey did not perform an analysis of the estimated present value of the Company's future cash flows. Houlihan Lokey also was directed by the Company's management to utilize, for purposes of Houlihan Lokey's analyses and opinion, the "base case" projections for the fiscal year ending December 31, 2011. With respect to the financial projections utilized in Houlihan Lokey's analysis, the Company's management advised Houlihan Lokey, and Houlihan Lokey assumed, that such financial projections (and adjustments thereto) were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the Company's business, assets, liabilities, financial condition, results of operations, cash flows or prospects since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey's analyses or opinion and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreement and all other related documents and instruments referred to in such documents will be true and correct, (b) each party to the agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the agreement and such other related documents and instruments, without any amendments or modifications. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complied in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Company, the Offer or the Merger that would be material to Houlihan Lokey's analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the agreement would not differ in any respect from the draft of the agreement identified above.

        Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of the Company or any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject (including, without limitation, contingent obligations (if any) of the Company in excess of escrowed amounts pursuant to the Government Solutions Business Sale).

        Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey's attention after the date of its opinion. Houlihan Lokey's opinion did not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for Shares. Houlihan Lokey also did not express any opinion as to the price or range of prices at which Shares would trade at any time.

        Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger (other than the $8.35 per Share consideration to the extent expressly specified in Houlihan Lokey's opinion) or otherwise, including, without limitation, any terms or aspects of any tender and support agreement entered into in connection with the Offer or the Merger, (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey's opinion, (iv) the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company's or any other party's security holders or other constituents vis-à-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration among or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the per Share consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with the Company's consent, on the assessments by the Company and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Offer and the Merger. The issuance of Houlihan Lokey's opinion was approved by a Houlihan Lokey committee authorized to approve opinions of this nature.

        In preparing its opinion to the Board, Houlihan Lokey performed a variety of analyses, including those described below. This summary is not a complete description of Houlihan Lokey's opinion or the financial analyses performed and factors considered by Houlihan Lokey in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant financial, comparative and other analytical methods employed and the adaptation and application of those methods to the particular facts and circumstances presented. Therefore, a financial opinion and its underlying analyses are not readily susceptible to summary description. Houlihan Lokey arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, and factors or focusing on information presented in tabular format, without considering all analyses, methodologies, and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

        In performing its analyses, Houlihan Lokey considered industry performance, general business, economic, market and financial conditions and other matters as they existed on, and could be evaluated as of, the date of Houlihan Lokey's opinion, many of which are beyond the Company's control. Accordingly, the information may not reflect current or future market conditions. No company, business or transaction used in the analyses for comparative purposes is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations, judgments, and assumptions concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. Houlihan Lokey believes that mathematical derivations (such as determining an average or median) of financial data are not by themselves meaningful and should be considered together with judgments and informed assumptions. The assumptions and estimates contained in Houlihan Lokey's analyses and the reference ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which assets, businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

        Houlihan Lokey's opinion and financial analyses provided to the Board in connection with its evaluation of the $8.35 per Share consideration from a financial point of view were only one of many factors considered by the Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. Houlihan Lokey was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between the Company and Stefanini, and the decision to enter into the agreement was solely that of the Board.

        The following is a summary of the material financial analyses reviewed by Houlihan Lokey with the Board in connection with Houlihan Lokey's opinion dated November 1, 2010. The order of analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The financial analyses summarized below include information presented in tabular format. In order to fully understand Houlihan Lokey's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying and the qualifications and evaluations affecting the analyses, could create a misleading or incomplete view of Houlihan Lokey's financial analyses.

Selected Companies Analysis

        Houlihan Lokey reviewed financial and stock market information of the Company and the following nine selected publicly held companies with operations in the IT outsourcing services industry, which is the industry in which the Company operates:

  •
  Accenture plc

  •
  APAC Customer Services, Inc.

  •
  Cap Gemini S.A.

  •
  CIBER, Inc.

  •
  Computer Sciences Corporation

  •
  Convergys Corporation

  •
  StarTek, Inc.

  •
  Sykes Enterprises, Incorporated

  •
  TeleTech Holdings, Inc.

Houlihan Lokey reviewed, among other things, enterprise values of the selected companies, calculated as equity market value based on reported fully-diluted common shares outstanding and closing stock prices on October 29, 2010, plus debt outstanding and preferred stock, less cash and cash equivalents, as a multiple of latest 12 months and estimated one fiscal year forward and two fiscal years forward earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted for non-recurring items, referred to as adjusted EBITDA. Houlihan Lokey then applied a range of selected multiples of latest 12 months, one fiscal year forward and two fiscal years forward adjusted EBITDA derived from the selected companies to the Company's adjusted EBITDA for the latest 12 months (as of September 30, 2010) and fiscal years ending December 31, 2010 and 2011. Financial data of the Company were based on internal data and projections prepared by the Company's management, including an illustrative range of 0% to 100% and 100% recovery by the Company of the escrowed amount in connection with the Government Solutions Business Sale. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. This analysis indicated the following implied per Share equity value reference ranges for the Company, as compared to the per Share consideration:

Implied Per Share Equity Value Reference Ranges Based on:
Illustrative Escrow Amount Recovery:				Per Share Consideration
	LTM EBITDA	2010E EBITDA	2011E EBITDA
0% to 100%	$6.59 - $8.22	$6.36 - $8.01	$7.02 - $8.95	$8.35
100%	$7.59 - $8.22	$7.37 - $8.01	$8.02 - $8.95

Selected Transactions Analysis

        Houlihan Lokey reviewed financial information relating to the following 19 selected transactions announced between December 1, 2008 and October 29, 2010 involving companies with operations in the IT outsourcing services industry, which is the industry in which the Company operates:

Acquiror	Target
• Aegis Limited	• Actionline De Argentina S.A.
• Cap Gemini S.A.	• CPM Braxis S.A.
• Nippon Telegraph And Telephone Corporation	• Dimension Data Holdings plc
• Sonda S.A.	• Kaizen Consultoria E Servicos Em Informatica Ltda.
• Sonda S.A.	• Nextiraone Mexico, S.A. de C.V.
• NTT Data Corp.	• Intelligroup, Inc.
• Glodyne Technoserve Limited	• DecisionOne Corp.
• 2e2 Limited	• Morse plc
• Sykes Enterprises, Incorporated	• ICT Group, Inc.
• Aegis BPO Services Ltd.	• iSmart Timex (Pvt) LTD
• Xerox Corporation	• Affiliated Computer Services, Inc.
• Platinum Equity, LLC	• Pomeroy IT Solutions Inc.
• Dell Inc.	• Perot Systems Corporation
• Stream Global Services, Inc.	• eTelecare Global Solutions, Inc.
• Aegis BPO Services Australia Pty Limited	• UCMS Group Ltd.
• Computershare Limited	• Kurtzman Carson Consultants, LLC
• Affiliated Computer Services, Inc.	• e-Services Group International, Inc.
• Siemens Corporate Finance Pvt. Ltd.	• Siemens Information Systems Ltd.
• ATP Private Equity Partners K/S	• KMD A/S

        Houlihan Lokey reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company's equity, plus debt outstanding and preferred stock, less cash and cash equivalents, as a multiple, to the extent publicly available, of such target companies' latest 12 months EBITDA. Houlihan Lokey then applied a range of selected multiples of latest 12 months EBITDA derived from the selected transactions to the Company's latest 12 months (as of September 30, 2010) adjusted EBITDA. Financial data of the Company were based on internal data of the Company's management, including an illustrative range of 0% to 100% and

100% recovery by the Company of the escrowed amount in connection with the Government Solutions Business Sale. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied per Share equity value reference ranges for the Company, as compared to the per Share consideration:

Illustrative Escrow Amount Recovery:	Implied Per Share Equity Value Reference Ranges	Per Share Consideration
0% to 100%	$6.90 - $8.85	$8.35
100%	$7.91 - $8.85

Miscellaneous

        In the ordinary course of business, certain of Houlihan Lokey's affiliates, as well as investment funds in which such affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Stefanini or any other party that may be involved in the Offer or the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer or the Merger.

        Houlihan Lokey and certain of its affiliates in the past provided investment banking, financial advisory and other financial services to the Company, for which Houlihan Lokey and such affiliates received compensation, including having acted as financial advisor to the Company in connection with the Government Solutions Business Sale. Houlihan Lokey and certain of its affiliates in the future may provide investment banking, financial advisory and other financial services to the Company, Stefanini, other participants in the Offer or the Merger or certain of their respective affiliates, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey's and such affiliates' respective employees may have committed to invest in private equity or other investment funds managed or advised by certain affiliates or security holders of the Company or other participants in the Offer and the Merger, and in portfolio companies of such funds, and may have co-invested with certain affiliates or security holders of the Company or other participants in the Offer and the Merger, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, certain affiliates or security holders of the Company or other participants in the Offer and the Merger, for which advice and services Houlihan Lokey and such affiliates received and may receive compensation. For a description of the terms of Houlihan Lokey's engagement, see the discussion under Item 5 below.

(d)   Intent to Tender.

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares (other than Restricted Shares) held of record or beneficially owned by them pursuant to the Offer. Pursuant to the Tender and Support Agreements, stockholders beneficially owning approximately 18.4% of the issued and outstanding Shares have agreed to tender their shares in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Stockholders and Parent and Purchaser—Tender and Support Agreements" above.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Houlihan Lokey acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for such services. Of the total fee payable to Houlihan Lokey, an aggregate of $450,000 was payable upon public announcement of the Offer and upon the rendering of Houlihan Lokey's opinion, which amount is not contingent upon the successful completion of the Offer or the conclusion contained in the opinion and a portion of which is creditable against the transaction fee payable to Houlihan Lokey.

        Under the terms of the Company's engagement letter with Houlihan Lokey executed on or about March 31, 2009, the amount of the transaction fee payable to Houlihan Lokey, which is contingent upon the consummation of the Offer (the "Contingent Fee"), depends upon the type and value of the transaction. In connection with a "Sale of Government Business Only," Houlihan Lokey was to receive a minimum transaction fee of $1,000,000, plus 3.5% of the incremental transaction value between $80,000,000 and $90,000,000, plus 5% of the incremental transaction value in excess of $90,000,000. In connection with a "Sale of Commercial Business Only," Houlihan Lokey was to receive a minimum transaction fee of $625,000, plus 3.5% of the incremental transaction value between $50,000,000 and $60,000,000, plus 5.0% of the incremental transaction value in excess of $60,000,000. In connection with a "Sale of Consolidated Business," Houlihan Lokey was to receive a minimum transaction fee of $1,625,000, plus 3.0% of the incremental transaction value between $130,000,000 and $140,000,000, plus 4.5% of the incremental transaction value in excess of $140,000,000. Upon completion of the sale of the Government Solutions Business, the Company paid Houlihan Lokey a transaction fee of $1,000,000. The amount of the Contingent Fee owed to Houlihan Lokey upon consummation of the Offer is currently a matter of dispute between Houlihan Lokey and the Company.

        The Company has agreed to reimburse certain of Houlihan Lokey's expenses and to indemnify it and related parties for certain potential liabilities arising out of Houlihan Lokey's engagement.

        Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, during the past 60 days, except with respect to the Tender and Support Agreements and the Top-Up Option, and:

Name of Person	Transaction Date	Number of Shares/Options	Exercise Price per Share (if Applicable)	Nature of Transaction
Emancipation	9/14/2010	738,807 shares 26,000 options	$0 $5.10 as to 13,000 options; $5.98 as to 13,000 options.	Emancipation and Costa Brava each entered into a Stockholder Consent dated as of 9/14/2010 with the Company, Jacobs Engineering and Jacobs Technology (collectively, the "Stockholder Consents"), pursuant to the

Name of Person	Transaction Date	Number of Shares/Options	Exercise Price per Share (if Applicable)	Nature of Transaction
Costa Brava	9/14/2010	1,319,274 shares	$0	Voting Agreement by and among each of Costa Brava and Emancipation dated 6/3/2010, with the Company, Jacobs Engineering, and Jacobs Technology (collectively, the "Voting Agreements").(1)

(1)
Under the Voting Agreements, after taking into account the Stockholder Consents, Costa Brava and Emancipation are required to, among other things, vote all shares of TechTeam Global's common stock held by them in favor of a transaction for the sale of the Company's Government Solutions Business.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        In addition, pursuant to Section 6.3 of the Merger Agreement, the Company and its representatives have agreed not to (i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal, or (iii) enter into any contract or agreement in principle with respect to an Acquisition Proposal, in each case, subject to the rights of the Company to respond to an unsolicited offer in certain circumstances as set forth in Section 6.3 of the Merger Agreement.

        Except as indicated in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the first and second paragraphs of this Item 7.

Item 8.    Additional Information

(a)   Appraisal Rights.

        Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash (all such Shares, the "Dissenting Shares"). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such appraisal rights.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)   Anti-Takeover Statute.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(c)   Vote Required to Approve the Merger.

        The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. After the purchase of the Shares by the Purchaser pursuant to the Offer, the Purchaser will own a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(d)   Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to Purchaser an option (the "Top-Up Option"), exercisable in Purchaser's discretion, after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number of Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent or Purchaser at the time of such exercise, will constitute one share more than ninety percent (90%) of the total Shares then outstanding at a price per Share equal to the Offer Price and (ii) the aggregate number of Shares held as treasury shares by the Company and the number of Shares that the Company is authorized to issue under its certificate of incorporation but which are not issued and outstanding, are not reserved for issuance pursuant to the Company stock plans and are issuable without the approval of the Company's stockholders.

        The purchase price payable for the Shares purchased by Purchaser pursuant to the Top-Up Option is determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price, or any combination of the foregoing. Any promissory note delivered to the Company for the Top-Up Option will be due on the first anniversary of the closing of the Offer, bear simple interest of 5% per annum, be full recourse to Parent and the Purchaser, and may be prepaid without premium or penalty.

        The Top-Up Option is exercisable only once and subject to certain timing and legal conditions. The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a "short-form" merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser's ownership of a majority of the Shares following completion of the Offer.

        This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e)   Section 14(f) Information Statement.

        The Information Statement attached as Annex I is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to Board, other than at a meeting of the Company's stockholders as described in Item 3 above and in the Information Statement and such Information Statement is incorporated herein by reference.

(f)    Quarterly Report on Form 10-Q

        The Company has made publically available its actual results of operations for the quarter ended September 30, 2010. You should review the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which has been filed with the SEC and is available on its website at www.techteam.com, to obtain this information.

(g)   Sale of TechTeam Government Solutions, Inc.

        On October 5, 2010, the sale of TechTeam Government Solutions, Inc. ("TTGSI") to Jacobs Engineering was consummated pursuant to the Stock Purchase Agreement, as amended. The total consideration paid by Jacobs Engineering for TTGSI was $43,000,000 in cash, $11,370,294 of which was placed in escrow accounts pursuant to an escrow agreement (the "Escrow Agreement"), each subject to such additions, subtractions and other adjustments provided for by, and the other terms and provisions set forth in the Stock Purchase Agreement and the escrow agreement. Of the $11,370,294 deposited into escrow (the "Escrowed Funds"), $8,600,000 was held in an escrow account to secure the payment of any future indemnification claims that may be made by Jacobs Engineering against the during the 36-month period after the closing date, and $2,770,294 was held in an escrow account to secure the payment to Jacobs Engineering by the Company of any post-closing net tangible book value adjustment that has the effect of reducing the net purchase price. The foregoing description of the Stock Purchase Agreement and the Escrow Agreement is qualified in its entirety by reference to the Stock Purchase Agreement which was filed as Exhibit A to the Proxy Statement on Schedule 14A filed by the Company with the SEC on July 30, 2010 and Amendment No. 1 To Stock Purchase Agreement and Limited Waiver dated September 14, 2010 and Form of Escrow Agreement, each of which were filed as Exhibits A and B to the Proxy Statement on Schedule 14A filed by the Company with the SEC on September 15, 2010. Upon consummation of the Merger, all rights of the Company to receive any Escrowed Funds will be retained by the Company and the holders of the Company's common stock immediately prior to the consummation of the Offer or the Merger will not have any rights to receive any of the Escrowed Funds.

(h)   Regulatory Approvals

U.S. Antitrust Approval

        Pursuant to the requirements of the HSR Act, Marco Stefanini, on behalf of himself, Parent, Purchaser, and the Company will each file a Premerger Notification and Report Form with respect to the Offer and the Merger with the Federal Trade Commission (the "FTC") and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division").

        Under the provisions of the HSR Act, applicable to the Offer, the acquisition of shares of Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent. Complying with a request for additional information or documentary material may take a significant amount of time.

        At any time before or after Parent's acquisition of shares of Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer, or seeking the divestiture of shares of Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Parent will not be obligated to proceed with the Offer or the purchase of any shares of Common Stock not previously purchased pursuant to the Offer. However, the Purchaser must extend the Offer until at least March 1, 2011, if, on any then-scheduled expiration date, any waiting period under the HSR Act applicable to the Offer has not expired or been terminated.

Foreign Approvals

        According to the Company's Form 10-K filed with the SEC for the fiscal year ended December 31, 2009, the Company conducts business in certain other countries. In connection with the acquisition of Shares by Purchaser pursuant to the Offer and the Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for the Company or any of its subsidiaries after purchase of the Shares pursuant to the Offer or the Merger.

        Currently, Parent, Purchaser and, to the knowledge of Parent and Purchaser, the Company, are aware that the Offer and Merger will require a filing with the competition authorities in Brazil to be made no later than fifteen (15) days after the execution of the Merger Agreement. Parent will make the required filing in compliance with Brazilian law. Brazilian competition law does not impose a waiting period requirement on the consummation of the Offer and the Merger following that filing.

        Currently, Parent, Purchaser and, to the knowledge of Parent and Purchaser, the Company, are not aware of any other such foreign filings or approvals being required in connection with the Offer and Merger.

(i)    Certain Litigation

        A lawsuit was filed in connection with the Offer. On November 10, 2010, a putative stockholder class action lawsuit styled Edwards vs. TechTeam Global,  Inc., et. al, Case No. 10-114863-CB, was filed in the Oakland County Circuit Court in the State of Michigan against the Company, the members of the Board of Directors and Parent. The plaintiff, purportedly on behalf of a class of stockholders, alleges that the directors of the Company breached their fiduciary duties by agreeing to the Merger Agreement and that the Company and Parent aided and abetted those alleged breaches of duty. The Edwards complaint seeks injunctive relief, as well as an award of attorneys fees and costs.

(j)    Forward-looking Statements

        This Schedule 14D-9 contains forward-looking statements, including those relating to Stefanini International Holdings Ltd's acquisition of the Company and expected benefits or other effects of the transaction. In some cases, forward-looking statements can be identified by words such as "anticipate," "expect," "believe," "plan," "intend," "predict," "will," "may," and similar terms. Forward-looking statements in this presentation include, but are not limited to, the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this Schedule 14D-9 related to future results and events are based on the Company's current expectations, estimates and projections about its industry, as well as management's current beliefs and assumptions. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company's stockholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed herein. Investors and stockholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information on these and other risks, uncertainties and factors is included in the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 12, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter by Brokers, Dealers, Banks, Trust Companies and Other Nominees to Clients.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on November 12, 2010.*
(a)(1)(G)	Form of Notice to Participant in the Government Solutions 401k Retirement Plan.*
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(I)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(1)(J)	Letter from Seth W. Hamot, Chairman of the Board of Directors, to Stockholders of the Company dated November 12, 2010.
(a)(5)(A)
Joint Press Release, dated as of November 2, 2010, of Stefanini International Holdings Ltd and TechTeam Global, Inc. (incorporated herein by reference to Form 8-K filed by the Company dated November 2, 2010).

Exhibit No.	Description
(a)(5)(B)	Email letter from Gary J. Cotshott, President and Chief Executive Officer of the Company, to customers of the Company dated November 2, 2010 (incorporated herein by reference to Form 8-K filed by the Company dated November 2, 2010).
(a)(5)(C)
Email letter from Gary J. Cotshott, President and Chief Executive Officer of the Company, to employees of the Company dated November 2, 2010 (incorporated herein by reference to Schedule 14D-9c filed by the Company dated November 2, 2010).
(a)(5)(D)	Joint Proposed Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers (incorporated herein by reference to Schedule 14D-9c filed by the Company dated November 4, 2010).
(a)(5)(E)
Joint Proposed Amended Merger Overview Presentation by Stefanini and TechTeam to TechTeam Customers, amending the Joint Proposed Merger Overview Presentation attached to the Schedule 14D9-c filed on November 4, 2010 (incorporated herein by reference to Schedule 14D-9c filed by the Company dated November 8, 2010).
(a)(5)(F)	Press Release issued by Stefanini International Holdings, Ltd on November 12, 2010.*
(e)(1)
Agreement and Plan of Merger, dated as of November 1, 2010, by and among TechTeam Global, Inc., Stefanini International Holdings, Ltd and Platinum Merger Sub, Inc. (incorporated herein by reference to Form 8-K filed by the Company dated November 2, 2010).
(e)(2)	Form of Indemnification Agreement (incorporated by reference to our Annual Report on Form 10-K dated March 16, 2009).
(e)(3)
Tender and Support Agreement dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc., and Costa Brava Partnership III L.P. (incorporated herein by reference to Exhibit 99.B to the Amendment No. 11 to Schedule 13D filed by Costa Brava Partnership III L.P. dated November 3, 2010).
(e)(4)
Tender and Support Agreement dated as of November 1, 2010, by and among Stefanini International Holdings Ltd, Platinum Merger Sub, Inc., and Emancipation Capital, LLC (incorporated herein by reference to Exhibit 2 to the Amendment No. 4 to Schedule 13D filed by Emancipation Capital, LLC dated November 10, 2010).
(e)(5)
Guarantee, dated as of November 1, 2010, delivered by Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda., and Stefanini Consultoria e Assessoria em Informatica S.A in favor of the Company (incorporated by reference to our Report on Form 8-K dated November 2, 2010).
(e)(6)
Employment and Noncompetition Agreement between TechTeam Global, Inc. and Gary J. Cotshott, dated February 11, 2008 (incorporated herein by reference to Form 8-K filed by the Company dated February 14, 2008).
(e)(7)	Amendment to Employment and Noncompetition Agreement between TechTeam Global, Inc. and Gary J. Cotshott (incorporated by reference to our Annual Report on Form 10-K dated March 16, 2009).
(e)(8)
Amendment to Employment Agreement Employment and Noncompetition Agreement between TechTeam Global, Inc., dated December 29, 2009 (incorporated by reference to Form 8-K filed by the Company dated December 29, 2009).
(e)(9)	Employment Agreement Relating to Change of Control of Christopher Donohue (incorporated by reference to our Annual Report on Form 10-K dated March 16, 2009).

Exhibit No.	Description
(e)(10)	Employment and Non-Competition Agreement of Margaret M. Loebl (incorporated by reference to our Report on Form 8-K dated October 7, 2008).
(e)(11)	Amendment to Employment and Non-Competition Agreement of Margaret M. Loebl (incorporated by reference to our Annual Report on Form 10-K dated March 16, 2009).
(e)(12)	Employment and Non-Competition Agreement of Armin Pressler (incorporated by reference to our Report on Form 8-K dated June 5, 2008).
(e)(13)	Amendment to Employment and Non-Competition Agreement of Armin Pressler (incorporated by reference to our Report on Form 8-K dated June 5, 2008).
(e)(14)	Employment Agreement Relating to Change of Control of Michael A. Sosin (incorporated by reference to our Annual Report on Form 10-K dated March 16, 2009).
(e)(15)	Employment Agreement with Kevin P. Burke (incorporated by reference to our Report on Form 8-K dated July 13, 2010).
(g)	Not applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.
Annex II	Opinion of Houlihan Lokey Capital, Inc., dated November 1, 2010.

*
Incorporated by reference to the Schedule TO filed by Stefanini International Holdings Ltd and Platinum Merger Sub, Inc. on November 12, 2010.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MICHAEL A. SOSIN
	Name:	Michael A. Sosin
	Title:	Corporate Vice President, General Counsel and Secretary

Dated: November 12, 2010

ANNEX I

TECHTEAM GLOBAL, INC.
27335 WEST 11 MILE ROAD
SOUTHFIELD, MICHIGAN 48033

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        This Information Statement is being mailed on or about November 12, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of TechTeam Global, Inc. (the "Company") with respect to the cash tender offer (the "Offer") by Platinum Merger Sub, Inc. ("Purchaser"), a Delaware corporation and direct wholly-owned subsidiary of Stefanini International Holdings Ltd ("Parent"), an entity formed under the laws of England and Wales, to the holders of record of shares of outstanding common stock, par value $0.01 per share, of the Company (the "Shares"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 1, 2010, by and among the Purchaser, Parent and the Company (the "Merger Agreement"). Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms "us," "we" and "our" to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the board of directors of the Company pursuant to the Merger Agreement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

        Parent and Purchaser provided the information in this Information Statement concerning Parent, Purchaser and the designees (as set forth below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

General Information

        The Company's common stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of October 29, 2010, 11,190,781 Shares were issued and outstanding.

Background Information

        On November 1, 2010, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation.

        In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held in the treasury of the Company, any Shares owned by Parent or Purchaser and their respective affiliates, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the per share consideration in the Offer and Merger (the "Offer Price").

        The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Information Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed with the Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is included as an exhibit to the Schedule 14D-9 to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules, were made for the purposes of allocating contractual risk among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. Shareholders in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates. Information regarding the Company is provided in its other filings with the Securities & Exchange Commission (the "SEC"), which are available for free at www.techteam.com and on the SEC's website at www.sec.gov.

        There has been no change in control of the Company since the beginning of the Company's last fiscal year.

Directors Designated by Purchaser

  Right to Designate Directors

        The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares to satisfy at least the Minimum Condition, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board of Directors of the Company (the "Company Board" or "Board") as will give Purchaser representation on the Company Board equal to the product of (x) the total number of directors on the Company Board multiplied by (y) the percentage that such number of Shares so purchased. Promptly following a request from Purchaser, the Company has agreed to use commercially reasonable efforts to cause Purchaser's designees to be elected or appointed to the board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Company Board. From and after the time the Purchaser accepts any Shares, to the extent requested by Purchaser, the Company has also agreed to use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on (i) each committee of the Board and (ii) the board of directors of each of the Company's subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Purchaser represented on the board of directors.

        In the event that Parent's designees are elected or appointed to the Company Board, until the Effective Time, the Company Board will have at least such number of directors as may be required by the listing requirements of the Nasdaq ("Nasdaq") or the federal securities laws who are considered independent directors within the meaning of such rules and laws.

        Following the election or appointment of Purchaser's designees pursuant to the terms of the Merger Agreement and prior to the Effective Time, any amendment, modification or termination of the Merger Agreement requiring action by the Company Board, any amendment or modification of the certificate of incorporation or by-laws of the Company, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of the Company, any exercise of the Company's rights or remedies under the Merger Agreement and any action to seek to enforce any obligation of Parent or Purchaser under the Merger Agreement (or any other action by the Company Board with respect to the Transactions if such other action could adversely affect any of the holders of Shares other than Parent or Purchaser) may only be authorized by (and such approval shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize), and shall require the authorization of, a majority of the directors of the Company then in office who are directors of the Company on the date hereof or their successors as appointed by such continuing directors (the "Continuing Directors"); provided, however, that if there will be no Continuing Directors as a result of such individuals' deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of the Independent Directors, or, if no Independent Directors are then in office, by a majority vote of the Company Board. Such Continuing Directors or Independent Directors, as applicable, shall have the authority to retain counsel (which may include current counsel to the Company) at the expense of the Company for the purpose of fulfilling either Parent's or Purchaser's obligations pursuant to the Merger Agreement, and shall have the authority following the election of Purchaser's designees to the Company's Board to institute any action on behalf of the Company to enforce the performance of the Merger Agreement in accordance with its terms. The parties will use commercially reasonable efforts to ensure that at least two of the members of the Company Board will, at all times prior to the Effective Time, be Continuing Directors.

  Potential Designees

        Purchaser has informed the Company that it will choose the designees for the Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Purchaser and Parent, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of November 12, 2010 present principal occupation with Parent and employment history during the past five years. Parent and Purchaser have informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o TechTeam Global, Inc., 27335 West 11 Mile Road Southfield, Michigan 48033.

        The Nasdaq director independence standards set forth objective requirements for a director to satisfy, at a minimum, in order to be determined to be independent by the Board. Parent has advised the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses), (ii) been a party to any judicial or administrative proceeding (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person's property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Parent has advised the Company that there are no material pending legal proceedings to which any of the individuals listed below is party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Name	Age	Background
Marco Antonio Stefanini	49	Mr. Stefanini founded the Stefanini Group in 1987 in Brazil, and has served as the President and Chief Executive Officer of Stefanini Participações Ltda. and of its operating subsidiary, Stefanini Consultoria e Assessoria em Informatica S.A., during the past five years. Mr. Stefanini is also the founder and vice president of the Brazilian Association of Information Technology and Communication Companies (Brasscom), and is a member of the US-Brazil Forum and the Brazil-UK group of CEOs. Mr. Stefanini holds a bachelors degree from the Engineering University in Sao Paulo, Brazil.
Maria das Graças Vuolo Sajovic	51	Ms. Sajovic has served as an officer with Stefanini Consultoria e Assessoria em Informatica S.A. since the company was founded in 1987, most recently serving as the International Vice President.
Antonio Moreira	44	Mr. Moreira has served as the Chief Executive Officer of Stefanini International Corp. since 2002.
Antonio Barretto	42
		Mr. Barretto has served as the Investor Relations Officer of Stefanini Consultoria e Assessoria em Informatica S.A. since February 2008. From July 2007 through January 2008, Mr. Barretto acted as an independent consultant. From January, 2005 through June, 2007, Mr. Barretto was employed by Trinity Materials LLC, where he worked in positions related to strategic and financial planning and mergers and acquisitions.
Marcio Maudonnet	35
		Mr. Maudonnet has served as the Chief Financial Officer of Stefanini Consultoria e Assessoria em Informatica S.A. since September 2006. From January 2005 through August 2006, Mr. Maudonnet served as the chief financial officer of Emdec S.A.

        None of Parent's designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has advised the Company that, to its knowledge, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company or any of its subsidiaries. The Board has affirmatively determined assisted by the standards set forth above, that each of the designees is independent in accordance with the meaning of the Nasdaq independence standards.

        It is expected that Parent's designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Company's board of directors providing that the size of the Board will be increased and/or sufficient numbers of current directors may resign such that, immediately following such action, the number of vacancies to be filled by Parent's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company may resign.

Current Board of Directors

        Our Board currently consists of seven directors. The stockholders elect the Company's directors annually, as the Company does not have staggered board terms. Each director will serve until the 2011 Annual Meeting of Stockholders, or until he or she is succeeded by another qualified director who has been duly elected.

Name	Age	Position
Gary J. Cotshott	59	President and Chief Executive Officer
Charles Frumberg	54	Director
Seth W. Hamot	48	Chairman of the Board
James A. Lynch	59	Director
Dov H. Scherzer	46	Director
Andrew R. Siegel	41	Director
Richard R. Widgren	51	Director

        The following are brief biographies of each current member of the board of directors.

        Gary J. Cotshott has been President, Chief Executive Officer ("CEO") and a director of TechTeam since February 2008. Mr. Cotshott was Vice President and General Manager of the Dell Services division of Dell Inc. between 1998 and August 2007. As our CEO and a senior executive, Mr. Cotshott brings to the Board significant senior leadership, finance, sales and marketing, industry, and global experience. As CEO, Mr. Cotshott has direct responsibility for TechTeam's strategy and operations.

        Charles Frumberg has been a director since February 2009. Mr. Frumberg is the founder and has been the Managing General Partner of Emancipation Capital, an investment fund that proactively invests in the technology industry, since May 2002. From July 1998 through April 2002, Mr. Frumberg held the position of Co-Head/Equities at SG Cowen Securities Corp., a United States investment bank with specialists in technology and healthcare. At SG Cowen Securities Corp, Mr. Frumberg was a member of the Office of the CEO, the management committee, the operating committee and the merchant banking committee. Prior to that, Mr. Frumberg was employed at UBS Securities as the Director of Research and the Co-head of Global Research, from November 1991 through April 1998. Before he was employed at UBS Securities, Mr. Frumberg worked for ten years at Mabon Nugent & Co., as both Director of Research and as a software analyst. Mr. Frumberg is a director of Nightingale Informatix Corporation (Toronto Stock Venture Exchange: NGH). Having an extensive career in investment banking and finance for companies in the technology industry, Mr. Frumberg brings to the Board significant business development, M&A, and financial experience related to the business and financial issues facing companies in TechTeam's industry.

        Seth W. Hamot    has been a director since February 2009. Since 1997, Mr. Hamot has been the Managing Member of Roark, Rearden & Hamot Capital Management, LLC ("RRHCM") and the

owner of its corporate predecessor Roark, Rearden & Hamot, Inc. RRHCM is the investment manager to Costa Brava Partnership III L.P. ("Costa Brava"), an investment fund. Mr. Hamot is also the President of Roark, Rearden & Hamot, LLC, the general partner of Costa Brava. Prior to 1997, Mr. Hamot was one of the partners of the Actionvest entities. Mr. Hamot is currently a director of Orange 21, Inc. (NASDAQ:ORNG) and Telos Corporation (OTC:TLSRP). Mr. Hamot has also been a director of Bradley Pharmaceuticals, Inc. and CCA Industries, Inc. As the President of an investment fund, Mr. Hamot has significant experience with the strategic, financial, and operational requirements of small publicly traded companies, and brings to our Board senior leadership, strategy, and financial experience. As a director of a number of public company boards, Mr. Hamot also provides cross-board experience.

        James A. Lynch has been a director since February 2009, and he was a director between June 2006 and May 2008. Since 1999, Mr. Lynch has been Managing Director of Draper Atlantic and is responsible for, among other things, managing a portfolio of early-stage technology ventures. As the Managing Director of a venture capital firm, Mr. Lynch brings to the Board significant senior leadership, management, operational, financial, and brand management experience.

        Dov H. Scherzer has been a director since May 2009. Mr. Scherzer is a Special Counsel at Feldman, LLP, where he is engaged in the practice of law, specializing in international technology, outsourcing, media and communications transactions and litigation. Separately, he is also the Managing Member of Hart Consulting Services, LLC, which provides a variety of business, strategic and consulting services to clients in the international technology and outsourcing sector. From May 2006 through 2007, Mr. Scherzer was a Partner and the Head of the Technology and Outsourcing Group at Brown Rudnick Berlack Israels LLP. Prior to that, Mr. Scherzer was a Partner, Secretary to the Executive Committee and Head of the International Group at Brown Raysman Millstein Felder & Steiner LLP from 1992 until April 2006. Mr. Scherzer brings to the Board significant legal and business experience in the global technology and outsourcing industries.

        Andrew R. Siegel has been a director since June 2006. Mr. Siegel has been the Managing Member of White Bay Capital Management, LLC, an investment management firm since October 2004. From March 2005 to December 2008, Mr. Siegel was a Senior Vice President of Roark, Rearden & Hamot Capital Management, LLC. RRHCM is the investment manager to Costa Brava Partnership III L.P., an investment fund. Mr. Siegel is a director of Telos Corporation (OTC: "TLSRP.PK"). Mr. Siegel brings to the Board significant business development, M&A, and financial experience related to the business and financial issues.

        Richard R. Widgren has been a director since May 2005. Mr. Widgren is currently Vice President—Finance, Treasurer and Chief Financial Officer of Urban Science, Inc., a retail sales channel consulting company, where he began employment in August 2001. Previously, Mr. Widgren served as Vice President—Finance and Corporate Controller of Kelly Services, Inc. Mr. Widgren is a member of the Detroit Medical Center Board as a Director, where he serves as the chairman of the Audit Committee. Mr. Widgren brings to the Board extensive corporate accounting, tax and finance experience in publicly-traded companies.

  Attendance at Meetings

        The Board met twelve times during 2009. During 2009, each director attended 75% or more of the aggregate of (i) the number of meetings of the Board and (ii) the number of meetings held by all committees of the Board on which such director served. It has been and is the policy of our Board that directors attend annual meetings of stockholders. All members of the Board attended our 2009 annual meeting of stockholders. Our independent directors meet at meetings of the Board of Directors during the year without management present. Independent Directors are all directors who are not our employees or officers. The Company's policy with regard to directors' attendance is contained in its Corporate Governance Guidelines, which are available free of charge on the Company's website, www.techteam.com.

Corporate Governance

  Corporate Governance Guidelines

        The Company is committed to sound corporate governance principles, which are essential to running the Company's business efficiently and to maintaining the Company's integrity in the marketplace. A written charter has been developed and approved by the Board for each of the four standing committees of the Board: Audit, Compensation, Governance and Nominating, and Strategy. The committee charters are reviewed annually and modified as appropriate. They are available at http://www.techteam.com/investors under the heading "Corporate Governance."

        The Board also has adopted a Code of Business Conduct (the "Code"), which sets out basic principles to guide the actions and decisions of all of the Company's employees, officers and directors. The Code, also available in the Investors section of our website, www.techteam.com, under the heading Corporate Governance, covers numerous topics including honesty, integrity, conflicts of interest, compliance with laws, corporate opportunities and confidentiality. Waivers of the Code are discouraged, but any waiver that relates to our executive officers or directors may only be made by the Board or a Board committee. See "Certain Relationships and Related Transactions" for additional information on the Board's policies and procedures regarding related person transactions.

        A copy of our committee charters and Code will be sent to any stockholder, without charge, upon written request sent to the Company's executive offices: TechTeam Global, Inc., 27335 W. 11 Mile Road, Southfield, MI 48033, Attention Michael A. Sosin, Secretary.

  Director Independence

        The Nasdaq director independence standards set forth objective requirements for a director to satisfy, at a minimum, in order to be determined to be independent by the Board. In addition, the Board is required to make a subjective determination as to each independent director that no relationship exists that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has affirmatively determined, assisted by the standards set forth above, that each of Messrs. Frumberg, Hamot, Lynch, Scherzer, Siegel and Widgren are independent in accordance within the meaning of the Nasdaq independence standards.

  Certain Relationships and Related Transactions

        The Company has established a Related Person Transaction Policy, under which a related person transaction is any single transaction with a value of $50,000 or any series of transactions with an aggregate value of $120,000 in which our Company was or is to be a participant, and in which any related person had or will have a direct or indirect material interest. A "related person" is a director, officer, nominee for director or a more than 5% stockholder since the beginning of our last completed fiscal year, and their immediate family members.

        The Audit Committee is responsible to review, approve and oversee any proposed or ongoing related person transactions to ensure there are no conflicts of interest. Our written Code of Business Conduct and Ethics expressly prohibits the continuation of any conflict of interest except under guidelines approved by the Board. Our Code of Business Conduct and Ethics requires officers and directors to provide full disclosure of any such transaction to appropriate persons and remove themselves from the related decision making process. Persons are encouraged to speak with specified persons if there is any doubt as to whether a transaction could comprise a related person transaction or otherwise constitute a conflict of interest.

        If a related person transaction is proposed, the Audit Committee reviews such transaction to ensure that our involvement in such transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and is in the best interests of us and our stockholders. If necessary or appropriate, we will engage third party consultants and special counsel, and the Board may create a special committee, to review such transactions. The Audit Committee of the Board affirmatively determined that none of the related person transactions below constituted a conflict of interest.

        On May 22, 2008, the Company agreed to subcontract certain of its service desk business in the Philippines to Rainmaker Asia, Inc., a wholly-owned subsidiary of Rainmaker Systems, Inc. Alok Mohan was an independent director of TechTeam through May 6, 2009, and he was also an independent director and Chairman of Rainmaker Systems, Inc. The Company's Board of Directors and Audit Committee independently approved this transaction in April and May 2008. The first service provided under this subcontract was in April 2009. In 2009, the Company paid Rainmaker $862,000 under this agreement.

  Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered into indemnification agreements with each of our named executive officers and directors. The indemnification agreements generally require us to indemnify these individuals to the fullest extent permitted by Delaware law. For more information regarding these agreements, see the section entitled "Director and Officer Indemnification and Insurance" contained in the Company's Schedule 14D-9 and the exhibits thereto. In addition, we have purchased a directors' and officers' liability insurance policy that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain circumstances.

  Committees of the Board of Directors

        Audit Committee.    The Audit Committee consists of James A. Lynch, Andrew R. Siegel, and Richard R. Widgren, who serves as the Chair of the Audit Committee. The Audit Committee is responsible for providing independent, objective oversight of our auditing, accounting and financial reporting processes, including reviewing the audit results and monitoring the effectiveness of our internal audit function. In addition, the Audit Committee engages the independent registered public accounting firm. See the Audit Committee's charter available at http://www.techteam.com/investors/corporate-governance for additional information on the responsibilities and activities of the Audit Committee.

        The Board has determined that each Audit Committee member has sufficient knowledge in reading and understanding financial statements to serve thereon and is otherwise financially literate. Additionally, Mr. Widgren has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board has determined that all members of the Audit Committee are independent directors according to the independence standards adopted by NASDAQ and the SEC for Audit Committee members. The Board has further determined that Mr. Richard R. Widgren qualifies as an "audit committee financial expert" in accordance with U.S. Securities and Exchange Commission ("SEC") rules. The designation of an "audit committee financial expert" does not impose upon such person any duties, obligations or liability that are greater than are generally imposed on such person as a member of the Audit Committee and the Board, and such designation does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

        The Audit Committee met ten times in 2009.

        Compensation Committee.    The Compensation Committee consists of Dov H. Scherzer and Seth W. Hamot, who serves as the Chair of the Compensation Committee. The Compensation

Committee is responsible for overseeing compensation and benefit plans and policies, reviewing and approving equity grants and otherwise administering share-based plans, and reviewing and approving annually all compensation decisions relating to our executive officers, and making recommendations to the Board regarding CEO compensation. The Committee also reviews and discusses, at least annually, the relationship between risk management policies and practices, corporate strategy and the Company's compensation programs. See the Compensation Committee's charter available at http://www.techteam.com/investors/corporate-governance for additional information on its additional responsibilities and activities. The Committee takes direction from the recommendations of Gary J. Cotshott, President and Chief Executive Officer of the Company, with respect to the design and implementation of the compensation program for the named executive officers. The Committee has not recently utilized a compensation consultant to establish or administer its executive compensation program.

        The Compensation Committee met twenty-three times in 2009.

        Nominating/Corporate Governance Committee.    The Governance and Nominating Committee consists of Seth W. Hamot, Richard R. Widgren and Dov H. Scherzer, who serves as the Chairman of the Nominating Committee. The Governance and Nominating Committee is responsible for establishing the requisite qualifications for directors, identifying and recommending the nominations of individuals qualified to serve as directors and recommending directors for each Board committee. The Committee also establishes corporate governance practices in compliance with applicable regulatory requirements. See the Governance and Nominating Committee's charter available at http://www.techteam.com/investors/corporate-governance for additional information on its responsibilities and activities.

        The Governance and Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Governance and Nominating Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. The Committee generally will re-nominate incumbent directors who continue to satisfy its criteria for membership, who it believes will continue to make important contributions to the Board and who consent to such service. In the event that vacancies are anticipated or otherwise arise, the Governance and Nominating Committee considers various potential candidates for director. Candidates may come to the attention of the Governance and Nominating Committee through current Board members, professional search firms, stockholders or other persons. The Governance and Nominating Committee does not evaluate candidates differently based on who has made the recommendation.

        The Board believes that all of its directors should have the highest personal integrity and have a demonstrated record of ability and judgment. There are no firm minimum qualifications or skills that a candidate must possess. Although the Committee does not have a specific diversity policy underlying its nomination process, the Committee evaluates director candidates on a number of qualifications, including their independence, judgment, leadership ability, expertise in the industry, experience in developing and analyzing business strategies, financial literacy and, for incumbent directors, past performance.

        The Governance and Nominating Committee has the authority under its charter to hire and pay a fee to consultants or search firms to assist in the process of identifying and evaluating candidates. The Committee did not engage a consultant or other search firm with respect to the 2010 director nominees.

        Stockholder Nominees.    Our Bylaws permit stockholders to nominate directors for consideration at an annual meeting of stockholders. We did not receive any nominations of directors by stockholders for the Annual Meeting. The Governance and Nominating Committee will consider properly submitted stockholder submissions for nominations to the Board and will apply the same evaluation criteria in considering such nominees as it would to persons nominated under any other circumstances.

        The Governance and Nominating Committee met ten times in 2009.

        Strategy Committee.    The Strategy Committee consists of Charles Frumberg and Andrew R. Siegel who serve as Co-Chairs of the Strategy Committee, and James A. Lynch. The Strategy Committee is responsible to: (1) in consultation with management, to review, assess and recommend to the full Board the execution of merger, acquisition, and/or divestiture transactions; (2) to provide guidance to management in the identification, consideration, selection, negotiation and execution of any such transactions; and (3) to review, analyze and report to the full Board regarding other strategic alternatives available to the Company for enhancing stockholder value. See the Strategy Committee's charter available at http://www.techteam.com/investors/corporate-governance for additional information on its responsibilities and activities.

        The Strategy Committee met twelve times in 2009.

  Communications with our Board of Directors

        Any stockholder or interested party who desires to communicate with the Board or any specific director, including non-management directors, the Chairman, or committee members, may write to: TechTeam Global, Inc., Attn: Board of Directors, 27335 W. 11 Mile Road, Southfield, MI 48033. Depending on the subject matter of the communication, management will (1) forward the communication to the director or directors to whom it is addressed (matters addressed to the Chairman of the Audit Committee will be forwarded unopened directly to the Chairman); (2) attempt to handle the inquiry directly where the communication does not appear to require direct attention by the Board or an individual member, e.g. the communication is a request for information about the Company or is a stock-related matter; or (3) not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. Communications can also be forwarded by email to bod@techteam.com. The Secretary monitors this email address.

        Director Compensation(a)

(a)
The following compensation information relates to the directors of the Company as of December 31, 2009. As of the date of this Information Statement, Kent Heyman, John P. Jumper, Alok Mohan and James G Roche are no longer directors of the Company.

        The following table sets forth the compensation we paid to our non-employee directors in the fiscal year ended December 31, 2009. Our Chief Executive Officer does not receive any compensation in respect of her service on our board of directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Charles Frumberg	37,125	8,220	32,296	—	—	—	77,641
Seth W. Hamot(4)	—	—	—	—	—	—	—
Kent Heyman(5)	70,160	8,009	—	—	—	—	78,169
John P. Jumper(5)	59,040	6,720	—	—	—	—	65,760
James A. Lynch	—	31,219	34,781	—	—	—	66,000
Alok Mohan(5)	88,532	11,260	—	—	—	—	99,792
James G. Roche(5)	68,660	8,009	—	—	—	—	76,669
Dov H. Scherzer	40,383	5,311	39,749	—	—	—	85,443
Andrew R. Siegel	—	55,467	37,265	—	—	—	92,732
Richard R. Widgren	50,000	13,470	39,749	—	—	—	103,219

(1)
Messrs. Lynch and Siegel currently receive 100% of their cash compensation in the form of Company common stock.

(2)
Includes common stock granted under the 2006 Incentive Stock and Awards Plan in 2009 ("ISAP"). The amounts reported reflect the grant date fair value of each award (although estimates for forfeitures related to service-based conditions are disregarded).

(3)
Includes stock options granted under the ISAP. The amounts in this column represent the grant date fair value of the award.

(4)
Mr. Hamot has declined any compensation for his service as a director or Chairman of the Company.

(5)
On or about April 1, 2009, Messrs. Heyman, Jumper, Mohan and Roche executed Transition Services Agreements with the Company under which they agreed to provide the Company and the Board assistance in matters following their departure from the Board. The cash payments under these agreements are included in Fees Paid in Cash.

(6)
As of December 31, 2009, the total number of options outstanding for non-employee directors was: Frumberg—13,000; Heyman—39,000; Jumper—33,667; Lynch—14,000; Mohan—53,625; Roche—39,000; Scherzer—16,000; Siegel—62,000; Widgren—65,000.

(7)
As of December 31, 2009, the total number of restricted stock outstanding for non-employee directors was Siegel—7,000; Widgren—7,000.

  Summary of Non-Employee Director Compensation Program

        Compensation for non-employee directors of the Company includes cash compensation and equity compensation. A non-employee director's total cash compensation is based upon his responsibilities and the number of committee meetings attended, as set forth below. Each non-employee director receives a monthly retainer of $3,000 and the Chair of standing committees receives an additional monthly retainer of $1,000. In addition, each of them receives $1,000 for each committee meeting attended in-person and $500 for each committee meeting attended telephonically.

        Each director is required to receive a minimum of 25% of his monthly Board retainer in the Company's common stock, but may elect to receive up to 100% of his cash compensation in the Company's common stock. The price of the common stock is determined as of the closing price of the Company's common stock on five business days after earnings are announced for the quarter in which the compensation was earned.

        The non-employee directors' equity compensation includes the grant of common stock and non-qualified options to purchase the Company's common stock. Each non-employee Board member receives 100 shares of the Company's common stock for Board meetings attended in-person and 50 shares for Board meetings attended by telephone during a quarter.

        Each non-employee director shall receive an additional grant of non-qualified options to purchase the Company's common stock on May 31 of each year, priced on the closing price on that date, which shall vest monthly over a four-year period in an amount that is determined based on the director's responsibilities at that time. All board members receive 10,000 options, Committee Chairmen receive 4,000 options, and Committee Members receive 2,000 options.

Executive Officers

        The following table sets forth our executive officers, followed by biographical information regarding each executive officer that is not also a director.

Name	Age	Position
Kevin P. Burke	51	Senior Vice President, Global Sales
Gary J. Cotshott	59	Chief Executive Officer and President
Christopher E. Donohue	46	Corporate Vice President, Strategy, Marketing and Product Development
Margaret M. Loebl	50	Corporate Vice President, Chief Financial Officer and Treasurer
Armin Pressler	48	Corporate Vice President, Chief Information Officer
Michael A. Sosin	50	Corporate Vice President, General Counsel and Secretary

        Set forth below are the names and ages of each of our current executive officers, their positions with the Company, and summaries of their backgrounds and business experience. (For information on the business experience of Gary J. Cotchott, our Chief Executive Officer, see the section of this Information Statement entitled "Current Board of Directors.")

        Kevin P. Burke has been Senior Vice President, Global Sales since November 2009. Prior to being appointed to this position, he was Senior Vice President and General Manager, Americas. Mr. Burke joined TechTeam in December 2006 from CrimeCog Technologies, Inc., a criminal justice enterprise software company, where he was President and Chief Operating Officer from September 2005 through November 2006. Mr. Burke was Channel Services Manager for Cisco Systems, Inc. and was responsible for the sales, promotion and growth of Cisco's Remote Operation Services to IBM from May 2004 through August 2005.

        Christopher E. Donohue has been Corporate Vice President, Strategy, Marketing and Product Development since April 2008. Mr. Donohue joined TechTeam from Dell, Inc. where he was employed since September 2002 in many capacities, including Director, Service Delivery—Dell Managed Services, Director—Business Operations, and Director, Global Product Management—Deployment & Managed Services.

        Margaret M. Loebl has been Corporate Vice President, Chief Financial Officer and Treasurer since October 2008. Ms. Loebl was Group Vice President, Finance of Archer Daniels Midland Company between October 2002 and August 2007. From September 2007 through December 2008, Ms. Loebl was a Visiting Lecturer at the College of Business of the University of Illinois.

        Armin Pressler has been Corporate Vice President and Chief Information Officer since June 2008. Mr. Pressler was President and Chief Operating Officer of Onvaio, LLC from its founding, in August 2005 through May 31, 2008. From January 2005 through August 2005, Mr. Pressler was a consultant for Pro Unlimited, Inc. From May 2001 through October 2003, he was Director, Chief Information Officer at Wind River Systems, Inc.

        Michael A. Sosin has been Corporate Vice President, General Counsel and Secretary since May 2003. Mr. Sosin joined the Company in July 1998.

        The following table sets forth information concerning total compensation paid or earned by each named executive officer in 2009, 2008 and 2007.

Executive Compensation(b)

(b)
The following compensation information relates to certain executive officers of the Company as of December 31, 2009. As of the date of this Information Statement, David A. Kriegman and Christoph A. Nuet are no longer executive officers of the Company.

        Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan-Based Awards table was paid or awarded, are described below in the section entitled "Compensation Discussion and Analysis." A summary of certain material terms of our compensation plans and arrangements is set forth below. The individuals named in the following tables are described elsewhere in this Information Statement as the "named executive officers."It is important to note that the amounts represented in the "Total" column were not entirely earned in the years represented, and portions of those amounts may never be earned. The amounts represented in the columns entitled "Stock Awards" and "Option Awards" represent the accounting valuation of these awards. The amounts do not necessarily represent the value the executive may actually receive.

        The following table sets forth information concerning total compensation paid or earned by each named executive officer in 2009, 2008 and 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Gary J. Cotshott	2009	363,462	194,750	—	—	—	81,260	639,472
Principal Executive Officer	2008	289,423	126,000	399,500	660,000	—	18,758	1,493,681
Margaret M. Loebl	2009	311,538	—	69,027	—	—	38,599	419,164
Principal Financial Office	2008	50,770	50,000	241,150	286,260	—	5,290	633,470
David A. Kriegman	2009	275,000	—	136,400	—	—	3,492	414,892
President, TechTeam Government Solutions, Inc.	2008	103,125	22,000	192,200	334,269	—	119	651,713
Kevin P. Burke	2009	245,077	—	100,227	—	—	5,219	350,523
Senior Vice President	2008	226,385	33,800	30,555	—	—	8,512	299,252
Americas	2007	209,100	49,400	—	132,292	—	5,571	396,363
Christopher E. Donohue	2009	246,635	—	104,480	—	—	4,441	355,556
Corporate Vice President Americas	2008	159,856	23,400	108,960	191,817	—	3,549	487,582
Christoph A. Neut(3)	2009	316,351	—	62,334	—	—	884,513	1,263,198
Former Senior Vice	2008	275,310	10,000	38,875	—	—	44,357	368,542
President, EMEA	2007	303,001	65,707	22,261	167,841	—	37,374	596,184

(1)
Includes restricted stock granted under the 2006 Incentive Stock and Awards Plan in 2009 ("ISAP"). The amounts in this column represent the grant date fair value of the award.

(2)
Includes stock options granted under the ISAP. The amounts in this column represent the grant date fair value of the award.

(3)
Mr. Neut's 2009 compensation is reported in U.S. dollars based upon the prevailing exchange rate from the euro to U.S. dollar on April 9, 2010 of $1.34. Mr. Neut's 2008 compensation is reported in U.S. dollars based upon the prevailing exchange rate from the euro to U.S. dollar on March 13, 2009 of $1.28. His 2007 compensation is reported in U.S. dollars based upon the prevailing exchange rate from the euro to U.S. dollar on March 13, 2008 of $1.54. The numbers represented in the tables are determined by multiplying the exchange rates noted above by the amount of his compensation in euro.

(4)
For the named executive officers, this column includes the information set forth in the table below.

Name	Year	401 (k) Company Match ($)(a)	Insurance Premiums ($)(b)		Severance or Perquisites ($)		Belgian Benefits ($)(g)	Total ($)
Gary J. Cotshott	2009	7,237	4,312		69,711	(c,d)	n/a	81,260
Margaret M. Loebl	2009	4,576	5		34,018	(e)	n/a	38,599
Kevin P. Burke	2009	4,293	926		n/a		n/a	5,219
Christopher E. Donohue	2009	3,579	862		n/a		n/a	4,441
David A. Kriegman	2009	n/a	3,294		198		n/a	3,492
Christoph A. Neut	2009	n/a	17,773	(c)	861,871	(d,f)	4,869	884,513

(a)
We maintain two 401(k) plans, which are defined contribution plans qualified under sections 401(a) and 401(k) of the Internal Revenue Code, under which our U.S. employees, including named executive officers, may participate. Eligible employees may elect to contribute a portion of their salary to the plan, and during 2009 the Company provided matching contributions through April 27, 2009. The TechTeam Global, Inc. 401(k) plan paid this matching contribution in Company stock, and Messrs. Cotshott, Donohue and Burke and Ms. Loebl participate in this Plan.

(b)
Represents payments for health insurance, term life insurance and amount paid by TechTeam Global, NV/SA toward a retirement plan for Mr. Neut.

(c)
Represents the cost of an annual physical for Mr. Cotshott and his spouse, financial and tax planning and $40,000 of legal expenses related to the renegotiation of his employment agreement.

(d)
Includes amounts for the use of a Company automobile.

(e)
Includes amounts paid for Ms. Loebl's apartment, including reimbursement for tax due as a result of the compensation.

(f)
Mr. Neut was separated from employment with the Company on November 16, 2009. He received severance of $699,637, which is reflected in All Other Compensation. He also received $140,700 for services as a consultant during 2009. Mr. Neut's 2009 compensation is reported in U.S. dollars based upon the prevailing exchange rate from the euro to U.S. dollar on April 9, 2010 of $1.34.

(g)
Includes amounts paid for benefits particular to TechTeam's subsidiary in Belgium, TechTeam Global NV/SA, including luncheon vouchers and representation allowances.

 Grants of Plan-Based Awards

Grants of Plan-Based Awards In 2009

        The following table sets forth information concerning equity and non-equity awards granted to the named executive officers in 2009.

		Estimated future payouts under non-equity incentive plan awards(2)			Estimated future payouts under equity incentive plan awards(3)			All other stock awards: Number of shares of stock or units (#)	Grant date fair value of stock and option awards
Name	Grant Date (mm/dd/yr)(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)(5)
Gary J. Cotshott	12/29/09	—	—	—	—	—	—	25,000	194,750
	N/A	126,000	210,000	—	—	—	—	—	—
	N/A	—	—	—	31,500	105,000	—	—	—
Margaret M. Loebl	06/02/09	—	—	—	—	—	—	11,660	69,027
	N/A	75,000	150,000	—	—	—	—	—	—
	N/A	—	—	—	18,750	75,000	—	—	—
David A. Kriegman	03/13/09	—	—	—	—	—	—	4,800	18,000
	06/02/09	—	—	—	—	—	—	20,000	118,400
	N/A	55,688	123,750	—	—	—	—	—	—
	N/A	—	—	—	17,188	68,750	—	—	—
Kevin P. Burke	03/13/09	—	—	—	—	—	—	8,320	31,200
	06/02/09	—	—	—	—	—	—	11,660	69,027
	N/A	48,600	108,000	—	—	—	—	—	—
	N/A	—	—	—	15,000	60,000	—	—	—
Christopher E. Donohue	03/13/09	—	—	—	—	—	—	5,760	21,600
	06/02/09	—	—	—	—	—	—	14,000	82,880
	N/A	59,375	118,750	—	—	—	—	—	—
	N/A	—	—	—	14,844	59,375	—	—	—
Christoph Neut(4)	03/13/09	—	—	—	—	—	—	2,667	10,001
	06/02/09	—	—	—	—	—	—	8,840	52,333

(1)
As the Company did not meet the threshold required for an award, no restricted stock was awarded under the Long-Term Incentive Plan in 2009.

(2)
Represents the possible range of payouts to named executive officers under the Company's Annual Incentive Plan during 2009. For purposes of this table, there is no limit on the maximum payout under the AIP assumed. Due to the restriction on the size of the available bonus pool.

(3)
Represents the possible range of payouts under the Long-Term Incentive Plan for the 2008 to 2010 performance period. The Company is reporting these numbers in dollars, rather than in number of shares, because the size of the award is a factor of the executive officer's base salary. The number of shares is determined by an average price of the Company's stock for the thirty trading days before March 15 of each fiscal year.

(4)
Amounts for Mr. Neut are reported in U.S. dollars based upon the prevailing exchange rate from the euro to U.S. dollar on April 9, 2010 of $1.34. The numbers represented in the table are determined by multiplying the exchange rate by the amount of his compensation in euro.

(5)
The maximum payout under the Long-Term Incentive Plan is unlimited, and therefore, no maximum is set forth.

 Outstanding Equity Awards at Fiscal Year-End 2009

        The following table sets forth information on the holdings of option and stock awards by the named executive officers as of December 31, 2009.

		Option Awards				Stock Awards
							Market Value of Shares that have not Vested ($)(5)
		Number of Securities Underlying Unexercised Options (#)				Number of Shares of Stock that have not Vested (#)
				Option Exercise Price ($)	Option Expiration Date (mm/dd/yr)
Name		Exercisable	Unexercisable
Gary J. Cotshott	(1)	150,000	150,000	7.99	02/11/18	—	—
	(2)	—	—	—	—	25,000	190,250
	(3)	—	—	—	—	25,000	190,250
Margaret M. Loebl	(1)	37,500	112,500	6.89	10/07/18	—	—
	(3)	—	—	—	—	26,250	199,763
	(3)	—	—	—	—	11,660	88,733
David A. Kriegman	(1)	30,000	90,000	9.61	08/04/18	—	—
	(3)	—	—	—	—	15,000	114,150
	(3)	—	—	—	—	4,800	36,528
	(3)	—	—	—	—	20,000	152,200
Kevin P. Burke	(1)	15,000	5,000	11.25	12/29/16	—	—
	(1)	20,000	20,000	11.82	11/14/17	—	—
	(3)	—	—	—	—	1,250	9,513
	(3)	—	—	—	—	2,441	18,576
	(3)	—	—	—	—	8,320	63,315
	(3)	—	—	—	—	11,660	88,733
Christopher E. Donohue	(1)	18,750	56,250	9.08	04/07/18	—	—
	(3)	—	—	—	—	9,000	68,490
	(3)	—	—	—	—	5,760	43,834
	(3)	—	—	—	—	14,000	106,540
Christoph Neut	(4)	15,000	—	9.02	02/14/10	—	—
	(4)	10,000	—	9.83	02/14/10	—	—
	(4)	4,600	—	12.96	02/14/10	—	—
	(4)	20,000	—	11.82	02/14/10	—	—

(1)
All options vest in four equal parts annually on the anniversary of the date of grant, except for the option for Mr. Cotshott to purchase for 300,000 shares of common stock, which vests in equal quarterly amounts over four years.

(2)
The restricted shares vest in equal quarterly amounts over four years.

(3)
The restricted shares vest in four equal parts annually on the anniversary of the date of award.

(4)
Mr. Neut's stock options expired 90 days subsequent to his termination date in November 2009.

(5)
The market value is based on the closing stock price of the Company's common stock on December 31, 2009 of $7.61 per share.

Options Exercised and Stock Vested

        The following table sets forth information on the shares of restricted stock held by the named executive officer that vested in 2009. No options to purchase common stock of TechTeam were exercised in 2009.

	Options Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Gary J. Cotshott	—	—	12,500	86,031
Margaret M. Loebl	—	—	8,750	62,738
David A. Kriegman	—	—	5,000	34,050
Kevin P. Burke	—	—	2,063	12,786
Christopher E. Donohue	—	—	3,000	14,190
Christoph A. Neut	—	—	3,876	18,630

Compensation Discussion and Analysis

        The Compensation Committee of the board of directors, comprised entirely of independent directors, administers our executive compensation programs. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, oversee the administration of our stock plans and review and approve annually all compensation decisions (including base salary, variable pay and long-term incentives) relating to all executive officers.

        The Compensation Committee's responsibilities include recommending and overseeing compensation and benefit plans and policies, reviewing and approving equity grants and otherwise administering share-based plans, and reviewing and approving annually all compensation decisions relating to the Company's Chief Executive Officer, the Chief Financial Officer and the other executive officers named in the Summary Compensation Table (the "named executive officers"), and other executive officers. This Compensation Discussion and Analysis ("CD&A") explains how the Company's compensation programs are designed and operate in practice with respect to the named executive officers.

Executive Compensation Policy

        Our compensation program is designed to attract and retain highly qualified employees who are properly motivated to enable the Company to achieve superior long-term performance. The Company believes in a total compensation model that is intended to provide overall compensation to its executive officers that is both competitive in the marketplace and provides an appropriate balance between short-term and long-term rewards, and includes:

  •
  Compensation based on the level of job responsibility, individual performance and Company performance.

  •
  Compensation reflecting the value of the job in the marketplace. To attract and retain a highly skilled work force, the Company must remain competitive with the pay of other employers who compete with the Company for talent.

  •
  Compensation that rewards performance but balances the objectives of pay-for-performance and retention to ensure that successful, high-achieving employees will remain motivated and committed to the Company in periods of temporary downturns in Company performance.

  •
  Performance-based compensation programs that enable employees to easily understand how their efforts can affect their pay, through individual performance accomplishments and contributing to the Company's achievement of its strategic and operational goals.

  •
  A significant proportion of an executive officer's overall compensation in equity in order to link the individual to Company performance and stockholder returns.

  •
  Compensation of our executive officers that fosters the long-term focus required for success in our industry.

        In furtherance of the foregoing objectives, the Committee has designed the compensation program for named executive officers generally to consist of base salary, an annual cash bonus, and long-term incentive awards, as well as limited perquisites, contributions to defined contribution plans and customary benefits provided to all salaried employees. Further, the named executive officers have a right to contingent compensation relating to change of control and/or employment agreements.

The Committee's Processes

        During each fiscal year, the Compensation Committee (the "Committee") reviews each element of an executive officer's compensation history and compares the executive officer's compensation with market survey data. Typically, for existing employees, the Committee receives a performance assessment and compensation recommendation from the chief executive officer for each named executive officer. The performance evaluation of each executive is based on his or her achievement of objectives mutually agreed upon by the executive and the chief executive officer, his or her contribution to the Company's performance, and other leadership accomplishments. For new employees, the chief executive officer provides a recommendation to the Committee regarding the total compensation appropriate for the position. The Committee has the discretion to accept or modify the chief executive officer's recommendations. The Committee also evaluates the compensation of the chief executive officer, who is absent from those deliberations, and makes a recommendation to the Board of Directors regarding the chief executive officer's compensation.

        Consistent with the Committee's charter, the Committee may retain the services of independent compensation experts. In 2009, the Committee did not retain the services of any compensation consultants.

Elements of Executive Compensation

        Our executive compensation package is based on a total compensation model, which is intended to provide overall compensation that is competitive in the marketplace and provides an appropriate balance between short-term and long-term rewards. The following is an analysis of the considerations used in establishing each of the components for the named executive officers for 2009.

  Base Salary

        A competitive salary in light of industry and market conditions is required to attract executive officers that are capable of leading the Company to meet its objectives. Base salary is the guaranteed element of an employee's annual cash compensation. The value of base salary is intended to reflect the employee's long-term performance, skill set and the market value of that skill set.

        Our CEO, Mr. Cotshott, was hired in February 2008 and did not receive an increase in his base salary during 2009. His base salary was established in 2008 through negotiations between Mr. Cotshott and the Company at the time of his hire. During the search process, the Board worked with Heidrick & Struggles (the CEO search firm) to establish the compensation required to retain a qualified CEO. The base salary for Mr. Cotshott was consistent with the market rate based on information provided by Heidrick & Struggles.

        The Company's Corporate Vice President, Chief Financial Officer ("CFO") and Treasurer, Ms. Margaret Loebl, was hired in October 2008 and did not receive an increase in her base salary during 2009. Her base salary was established through negotiations between Ms. Loebl and the Company at the time of her hire. Mr. Cotshott and the Committee worked with Heidrick and Struggles, the search firm used to recruit Ms. Loebl, to set the compensation required to attract and retain a qualified CFO. The base salary for Ms. Loebl was consistent with the market rate for qualified CFO's based on the information provided by Heidrick and Struggles.

        Mr. Cotshott and the Committee analyzed and evaluated each of the other named executive officer's performance and compensation history, market data for comparable skill sets, as well as the base pay scale for executive officers as a whole, in light of the economic conditions. Mr. Burke received a salary increase from $231,000 to $240,000 in May 2009, and Mr. Neut received a salary increase from $284,080 to $297,958 in January 2009, based upon an exchange rate of $1.34 per euro. Messrs. Donohue & Kriegman did not receive salary increases in 2009.

  Performance-Based Cash Bonus

        The Company has established an annual performance-based cash bonus program (the Annual Incentive Plan or "AIP") in order to align executive officers' goals with the Company's net income objectives for the bonus year. For 2009, a participant's AIP cash bonus was based on three factors: (1) the target bonus percentage; (2) achieving the Company's adjusted net income target(c); and (3) the individual's performance on pre-set individual objectives. The Company must meet 75% of the target adjusted net income for the year in order for any bonus to become payable under the AIP. The adjusted net income target is subject to adjustment by the Board for extraordinary events that were not taken into account in establishing such performance target, including but not limited to acquisitions, divestitures or corporate restructurings. If the 75% threshold is met, each participant will earn the amount of bonus allocated to the financial performance objective. The remaining portion of the bonus is earned based on the satisfaction of individual objectives.

(c)
"Adjusted Net Income" is the net income of the Company for the Measurement Period as reported in the Company's Annual Report on Form 10-K, before the recognition of the expense and the associated tax benefit of the bonus pool, and excluding net interest income or expense and the associated tax liability or benefit resulting from that net interest income or expense.

(d)
In November 2009, the Company reorganized its commercial business to make the entire commercial business one business unit. This reorganization corresponded with the end of the employment of its Senior Vice President, General Manager, EMEA, Christoph Neut. At this time, Mr. Burke became Senior Vice President of Global Sales.

        The target bonus percentage is established generally based on job responsibilities. The Company's objective is to set bonus targets such that total annual cash compensation by job position was within the broad middle range of companies represented in a survey of market compensation data, and to ensure a substantial portion of that compensation was linked to Company performance. Consistent with our executive compensation policy, individuals with greater job responsibilities had a greater proportion of their total cash compensation tied to Company performance through the bonus plan. The named executive officer's bonus targets for 2009 (expressed as a percentage of base salary) were: Mr. Cotshott, 60%; Ms. Loebl, 50%; Mr. Donohue, 50%; and Messrs. Burke, Neut, and Mr. Kriegman, 45%. Mr. Donohue's percentage was increased in May 2009 from 45%. For all other named executive officers, the target percentage of based salary remained consistent with 2008.

        Each metric (adjusted net income and individual objectives) is allocated a percentage of the officer's target bonus. For Mr. Cotshott, Ms. Loebl and Mr. Donahue, 80% of their bonus was based upon the Company meeting its financial performance targets and 20% of their respective bonus was based upon meeting their individual objectives. The bonus of the executive officers who act as managers of our business units(d), Messrs. Burke, Kriegman and Neut, were also based on whether his business unit achieved its adjusted net income target for the year, and accordingly 40% of their respective bonuses were based upon the Company meeting its financial performance targets, 40% on their business unit meeting its financial target and 20% of their respective bonus is based upon the achievement of their individual objectives. The Committee believes that this mix of performance measures encourages employees to focus appropriately on delivering appropriate levels of net income and completing the non-financial objectives that are important for the Company's continuing success. These metrics are also effective incentives because they are easy for employees to track and understand.

        The financial performance target set for the AIP is based upon the Company's financial plan for any given fiscal year, which is usually established in December of the prior year. For 2009, the Board set the financial performance target at $11.3 million in adjusted net income. The Company did not reach 75% of its 2009 financial performance target. Accordingly, no AIP bonus payments were earned or paid to the Company's named executive officers in 2009. No discretionary cash bonus was paid to named executive officers for services in 2009.

  Equity Incentives—Total Equity Program

        We employ three forms of equity incentives under the TechTeam Global, Inc. 2006 Incentive Stock and Awards Plan: stock options, restricted stock awards and performance stock awards. The Committee believes that incentives foster the long-term perspective necessary for continued success in our business, and they ensure that our executives are properly focused on increasing stockholder value.

        Options.    The Committee utilizes stock options to provide its executive officers with the chance to benefit from the Company's long-term growth and profitability. As the value of options is based on the Company's common stock price, the executive officers' interests are closely aligned with the interests of the Company's stockholders. The use of vesting periods assist the Company in retaining key employees because the stock options are forfeited if the key employee does not exercise the option within 90 days after leaving the employment of the Company. The Company may not re-price options; likewise, if the stock price declines after the grant date, the Company has not granted new options as compensation for underwater options.

        In 2009, the Company made no option awards to any of its named executive officers.

        Under Mr. Cotshott's Employment and Non-Competition Agreement, as amended, once annually during each of the three years beginning in 2009, Mr. Cotshott is entitled to receive an option to purchase a minimum of 50,000 shares of the Company's common stock. In lieu of the award of an option in 2009, the Board awarded Mr. Cotshott restricted stock, as discussed below, in connection with entry in an amendment to Mr. Cotshott's Employment and Non-Competition Agreement on December 28, 2009.

        Restricted Stock/Performance Stock.    Restricted stock and performance stock awards to named executive officers are generally made either (1) as part of the employee's starting employment package, (2) as a discretionary long-term retention incentive and/or (3) under the Company's Long-Term Incentive Plan (the "LTIP").

        The LTIP was approved in 2003 and amended in 2008 to allow a participant to be eligible to participate in the plan in a fiscal year, even though the participant was not employed by the Company at the beginning of the calendar year. Under the LTIP, awards of restricted stock are based upon the attainment of the Company's operating income targets for a rolling three-year period. If the cumulative operating income targets have been met over the three-year term, restricted stock will be granted to the executive with a value equal to a specified percentage of his base salary. The size of the award is dependent upon the percentage attainment of the three-year operating income target, determined by dividing the actual operating income for three-years by the three-year target operating income. If the

Company achieves at least 80% of the rolling three year target, a restricted stock award will be granted. Between 80 and 89%, restricted stock valued at 50% of the executive's target will be awarded. Between 90 and 99%, restricted stock valued at 75% of the executive's target will be awarded. If the percentage is 100% or better, the executive officer will receive restricted stock valued at the factor of his target multiplied by the percentage the Company exceeded the cumulative three-year target, with no maximum award cap.

        In 2009, the target for Mr. Cotshott was 30% of his base salary, Messrs. Burke, Donohue, Kriegman and Neut's and Ms. Loebl's target was 25% of their base salary. For all named executive officers, the percentage of based salary remained consistent with 2008. For the rolling three-year period from 2007 to 2009, the aggregate operating income target was $42.6 million. However, as the aggregate operating income for the past three-years was below the required 80% threshold, no restricted stock grants were made under the LTIP for fiscal 2009.

        In June 2009, the Company awarded Ms. Loebl, and Messrs. Burke, Donohue, Kriegman and Neut restricted stock awards of 11,660, 11,660, 14,400, 20,000 and 8,840 shares, respectively, to provide long-term incentive for these individuals to remain employed with the Company during difficult and demanding economic times.

        Mr. Cotshott was also awarded 25,000 shares of restricted stock in December 2009 which vests in 16 equal quarterly installments over four years, and the Committee agreed to award him (1) an additional 25,000 shares of restricted stock on January 4, 2010, and (2) an additional 10,000 shares of restricted stock on January 3, 2011. In connection with this award, (a) Mr. Cotshott waived his contractual right to receive the annual grant of a minimum of an option to acquire 50,000 shares of the Company's common stock in 2009; and (b) the Company and Mr. Cotshott released each other from any potential claims they may have against each other through December 29, 2009, including any claims related to whether prior changes in the Company's Board of Directors constituted a change of control under Mr. Cotshott's employment agreement.

        In October 2009, Mr. Kriegman received a performance share award. In the event (a) there is the sale all or substantially all of the assets of TechTeam Government Solutions, Inc. (either as a part of or separate from the Company as a whole), with (b) a transaction value of at least $60 million, Mr. Kriegman will earn an award of Company common stock. If the transaction value is between $60 - 70 million, Mr. Kriegman will receive between 1,000 and 5,000 shares; between $70 - 80 million, he will receive between 5,001 and 10,000 shares; and between $80 - 90 million, he will receive between 10,001 and 20,000 shares. Transaction value is defined as the aggregate fair market value of the consideration actually received by the Company in the transaction and 65% of any contingent payments made, which include, but are not limited, to earn-outs or escrows.

  Employee and Post-Employment Benefits

        The Company offers core employee benefits coverage in order to provide our global workforce with a reasonable level of financial support in the event of illness or injury and in order to enhance productivity and job satisfaction.

        The benefits available are the same for all U.S. employees and named executive officers and include medical and dental coverage and life insurance. In addition, the Company's maintains a 401(k) Plan in which all U.S. employees, including executive officers, are entitled to participate. Messrs. Cotshott, Burke, Donohue and Ms. Loebl participated in the Company's 401(k) Plan and received matching contributions in Company stock up to three and one-half percent of their salary through May 22, 2009, when the Company ceased making contributions to the 401(k) in response to difficult economic conditions. For each year Mr. Cotshott does not participate in the Company's medical plan, he is entitled to a $20,000 payment.

        In addition to the standard benefits offered by the Company, executive officers in the U.S. are eligible to participate in the Company's Executive Benefits Program. An executive receives life insurance for up to three times his base salary or a maximum of $500,000 coverage. Executives may also apply for long-term disability insurance, which pays 67% of base salary, up to a maximum of $10,000 per month, for qualified disabilities. These benefits are paid for by the Company.

  Perquisites

        The Company does not provide significant perquisites or personal benefits to its named executive officers. The Company pays for Ms. Loebl's apartment in Southeast Michigan, which was negotiated in connection with her employment agreement in lieu of any relocation expenses. The Company leases automobiles for Mr. Cotshott, provides up to $10,000 per year for financial and tax planning assistance and provides $5,000 per year for a comprehensive health appraisal, which were negotiated in his employment agreement. The perquisites paid to the named executive officers in 2009 are further described in footnote (4) to the Summary Compensation Table included below in this Information Statement.

  Severance Payments

        The Company currently provides either employment agreements or has a severance policy that provide severance payments to each of the Company's named executive officers. The Committee believes these agreements help to retain executives who are essential to our long-term success.

        In February 2009, the Company also adopted a change-in-control severance pay program for executive officers that do not have employment contracts. The program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the Company. In addition, for executives, the program is intended to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and other constituents of the Company without undue concern over whether the transactions may jeopardize the executives' own employment. In February 2009, Messrs. Burke, Donohue and Kriegman received change of control agreements in connection with the change-in-control severance program. In October 2009, Mr. Kriegman's agreement was amended to make his incentive on a potential change of control consistent with his performance share award discussed under Restricted Stock/Performance Stock above.

        On November 16, 2009, the employment of Christoph Neut, Senior Vice President and General Manager, EMEA, was terminated. On December 23, 2009, the Company finalized the terms upon which Mr. Neut was separated from the Company under the laws of Belgium. Based upon an exchange rate for $1.34 per euro, the Company paid a termination indemnity and other required benefits to Mr. Neut with a value of $700,267. The parties also entered into a Services Agreement, under which Mr. Neut provided assistance to the Company to close new sales opportunities through December 31, 2009; the Company paid $120,600 for these services, plus a $20,100 success fee for a new customer.

        See "Potential Payments Upon Termination or Change-in-Control" for a detailed description of potential payments and benefits to the named executive officers as of December 31, 2009 under our compensation plans and arrangements upon termination of employment or a change in control of our Company.

Policy Regarding Retroactive Adjustments

        Section 304 of the Sarbanes-Oxley Act of 2002 authorizes a company to claw back certain incentive-based compensation and stock profits of the Chief Executive Officer and Chief Financial Officer if the company is required to prepare an accounting restatement due to the material noncompliance of the company, as a result of misconduct, with any financial reporting requirement under the securities laws. The Committee does not otherwise have a formal policy regarding whether the Committee will make retroactive adjustments to, or attempt to recover, cash or share-based incentive compensation granted or paid to executive officers in which the payment was predicated upon the achievement of certain financial results that are subsequently the subject of a restatement. The Committee may seek to recover any amount determined to have been inappropriately received by the individual executive to the extent permitted by applicable law.

Accounting and Tax Considerations

  Deductibility of Executive Officer Compensation.

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRC"), provides that subject to certain exceptions (the most significant of which is performance-based compensation), a publicly-held corporation may not deduct compensation exceeding $1 million in any one year paid to its chief executive officer and its three other most highly compensated executive officers. The Committee believes that, given the range of salaries and number of stock options of executive officers, the $1 million threshold may be reached by an executive officer of the Company in the near future. Accordingly, the Committee will be considering its policy regarding compensation not qualifying for tax deductibility in 2010.

  Nonqualified Deferred Compensation.

        Section 409A of the IRC provides that amounts deferred under nonqualified deferred compensation arrangements will be included in an employee's income when vested unless certain conditions are met. If the conditions are not satisfied, amounts subject to such arrangements will be immediately taxable and employees will be subject to additional income tax, penalties and a further additional income tax calculated as interest on income taxes deferred under the arrangement. In December 2008, the Company revised certain of its compensation agreements to ensure that all of the Company's employment, severance and deferred compensation arrangements satisfy the requirements of Section 409A to allow for deferral without accelerated taxation, penalties or interest.

  Change in Control Payments.

        Section 280G of the IRC disallows a company's tax deduction for "excess parachute payments," generally defined as payments to specified persons that are contingent upon a change of control in an amount equal to or greater than three times the person's base amount (the five-year average of Form W-2 compensation). Additionally, IRC Section 4999 imposes a 20% excise tax on any person who receives excess parachute payments.

        Mr. Cotshott, Burke, Donohue and Ms. Loebl have employment agreements and/or change in control agreements which entitle them to payments upon termination of their employment following a change in control of the Company that may qualify as excess parachute payments. Mr. Cotshott and Ms. Loebl's agreements are silent on the effects of Section 280G. Messrs. Burke and Donohue's agreements limit their potential payment as a result of a change of control to one dollar less than the aggregate amount that would otherwise cause any such payments to be considered a excess parachute payment.

Compensation Committee Report

        The Compensation Committee of the board of directors issues the following report for inclusion in the Company's Information Statement.

        1.     The committee has reviewed and discussed the Compensation Discussion and Analysis with management.

        2.     Based on this review and discussion, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this Information Statement.

  Seth W. Hamot, Chairman
  Dov H. Scherzer

Compensation Committee Interlocks and Insider Participation

        During the past fiscal year, the Compensation Committee was comprised solely of non-employee directors. No member of the Compensation Committee was an officer or employee of TechTeam or any of its subsidiaries during the fiscal year 2009. None of the executive officers of TechTeam has served on the board of directors or on the compensation committees of any other entity of whose officers have served either on the Board of Directors or on the Compensation Committee of TechTeam.

        NO PORTION OF THE FOREGOING REPORT SHALL BE DEEMED "SOLICITING MATERIAL" OR INCORPORATED BY REFERENCE INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT, EXCEPT TO THE EXTENT THAT TECHTEAM GLOBAL, INC. SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE. IN ADDITION, THIS REPORT SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

Employment Agreements and Change in Control Payments(e)

(e)
Although the Company has entered into the Merger Agreement that contemplates certain transactions, which, if consummated, would result in a change in control, in accordance with SEC rules the following information was completed based on the assumption that a change in control occurred on December 31, 2009. In addition, the following information includes information for executive officers (Mr. Kreigman and Mr. Neut) who are no longer with the Company.

Potential Payments Upon Termination or Change in Control

        We have entered into agreements and maintain plans that may require us to make payments and/or provide certain benefits to our named executive officers in the event of a termination of their employment or a change in control. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs.

        Messrs. Burke, Donohue and Kriegman are entitled to severance benefits under the Company's Executive Separation Policy Statement if they are terminated without "cause," as defined in the policy statement. "Cause" is defined as any one of the following: (1) conviction of a felony or conduct with respect to his duties that are fraudulent or materially illegal; (2) use of illegal drugs or the abuse of alcohol; (3) willful neglect of duties or negligence in the performance of his duties which materially affects the Company or an affiliate's business, or two consecutive failing performance evaluations; or (4) failure to follow reasonable instructions given in good faith by the Board of Directors. Under this policy, they are entitled to a lump-sum severance payment of salary and medical benefits for a period of twelve months after termination. Currently, the Company estimates the severance expense for Messrs. Burke, Donohue and Kriegman to be approximately $263,000, $198,000 and $285,000, respectively. Under this policy, in order to provide incentives for the executive to remain employed by the Company, an executive's unexercised vested stock options must be exercised within 90 days of termination, and the unvested restricted stock or options are forfeited at the termination of employment.

        Mr. Burke entered into an Employment Agreement Relating to Change of Control that provides him with severance benefits in the case of a change in control of TechTeam. This agreement provides Mr. Burke, in the event of his involuntary termination after a change in control, with (i) a lump-sum payment by TechTeam of 100% of his annual base salary, (ii) a length of service for the year pro-rated AIP bonus calculated as if the Company had met its target, (iii) accelerated vesting of all unvested restricted stock or options to purchase common stock of TechTeam, (iv) employee benefits for a one-year period, and (v) one year of Company-paid outplacement services. "Change of Control" is defined in the agreement as: (1) the sale of (a) all then outstanding shares of common stock of TechTeam or (b) 51% of outstanding voting securities of TechTeam entitled to vote generally in the election of the directors; or (2) the consummation of the sale or other disposition of all or substantially all of the assets or operations of TechTeam.

        Mr. Donohue entered into an Employment Agreement Relating to Change of Control that provides him with severance benefits in the case of a change in control of TechTeam. This agreement provides Mr. Donohue, in the event of his involuntary termination after a change in control, with (i) a lump-sum payment by TechTeam of 100% of his annual base salary, (ii) an full year AIP bonus calculated as if the Company had met its target, (iii) accelerated vesting of all unvested restricted stock and options to purchase common stock of TechTeam, (iv) employee benefits for a one-year period, and (v) one year of Company-paid outplacement services. "Change of Control" is defined in the agreement as: (1) the sale of (a) all then outstanding shares of common stock of TechTeam or (b) 51% of outstanding voting securities of TechTeam entitled to vote generally in the election of the directors; or (2) the consummation of the sale or other disposition of all or substantially all of the assets or operations of TechTeam.

        Mr. Kriegman has entered into a Retention and Change of Control Agreement ("Kriegman Agreement") with both the Company and TechTeam Government Solutions, Inc. ("TTGSI") The Kriegman Agreement provides Mr. Kriegman with severance benefits in the case of a change in control of TechTeam Government Solutions, Inc. "Change of Control" is defined in the agreement as: (1) the sale of 51% or more of the then outstanding shares of common stock entitled to vote generally in the election of the directors ("Voting Securities") of TTGSI or the Company; or (2) the consummation of the sale or other disposition of all or substantially all of the assets or operations of TTGSI or the Company. Mr. Kriegman will receive, in the event of his involuntary termination after a change in control, (i) a lump-sum payment by either the Company or TTGSI, whichever sale transaction occurs first of 100% of his annual base salary, (ii) payment of his target bonus under the AIP for the then current fiscal year, (iii) vest any options granted and any shares of restricted stock that were granted to him more than one year prior to the date of termination, (iv) employee benefits for a one-year period, and (v) one year of Company-paid outplacement services. In the event of a change of control of TTGSI, any outstanding equity granted to him, including restricted stock awards made in March and June 2009 shall vest.

        Mr. Neut is a citizen of and works in Belgium. The Company and Mr. Neut negotiated the amount of severance in accordance with standard practice under the laws of Belgium, based upon the Claeys Formula, a formula that has been developed which considers a number of factors, including the length of service, salary, bonus, benefits and perquisites. As a result of this negotiation, the Company paid a termination indemnity and other required benefits to Mr. Neut with a value of €522,587. The parties also entered into a Services Agreement, under which Mr. Neut is providing assistance to the Company to close new sales opportunities. The Services Agreement ends on December 31, 2009, and the Company paid €90,000 for these services, plus a €15,000 success fee for a new customer Mr. Neut provided assistance in winning.

Change of Control/Severance Payment Tables

        For all named executive officers the following table estimates the potential payments and benefits to named executive officers upon termination of employment or a change in control, assuming such event occurs on December 31, 2009. Under the Company's 2004 Incentive Stock and Awards Plan and the 2006 Incentive Stock and Awards Plan, outstanding equity awards will automatically vest upon the "Change of Control" which is defined in the agreement as: (1) the sale of (a) all then outstanding shares of common stock of TechTeam or (b) 51% of outstanding voting securities of TechTeam entitled to vote generally in the election of the directors; or (2) the consummation of the sale or other disposition of all or substantially all of the assets or operations of TechTeam. For the purpose of the table below, it is assumed that the AIP target performance is met at 100%. The actual payments due on terminations occurring on different dates could materially differ from the estimates in the table.

Name	Cash Severance(1) ($)	Miscellaneous Benefits(2) ($)	Acceleration of Share-Based Awards ($)	Annual Disability Benefits ($)	Life Insurance ($)	Total ($)
Gary J. Cotshott
Termination without cause or with good reason	560,000	20,000	142,688	—	—	722,688
Death	210,000	—	380,500	—	500,000	1,090,500
Disability	230,000	20,000	380,500	120,000	—	750,500
Change of Control	560,000	31,500	380,500	—	—	972,000
Margaret M. Loebl
Termination without cause or with good reason	450,000	22,000	142,771	—	—	614,771
Death	150,000	—	—	—	500,000	650,000
Disability	150,000	—	396,495	120,000	—	666,495
Change of Control	450,000	22,000	396,495	—	—	868,495
Christopher Donohue
Termination without cause	187,759	22,000	—	—	—	209,759
Death	—	—	—	—	500,000	500,000
Disability	—	—	—	120,000	—	120,000
Change of Control	345,100	22,000	218,864	—	—	585,964
David A. Kriegman
Termination without cause	275,000	10,000	—	—	—	285,000
Death	—	—	—	—	500,000	500,000
Disability	—	—	—	120,000	—	120,000
Change of Control	398,750	10,000	302,878	—	—	711,628
Kevin P. Burke
Termination without cause	231,000	22,000	—	—	—	253,000
Death	—	—	—	—	500,000	500,000
Disability	—	—	—	120,000	—	120,000
Change of Control	334,950	22,000	180,136	—	—	537,086
Christoph A. Neut(3)
Actual termination	700,267	—	—	—	—	700,267

(1)
These employees do not receive any additional payments if (i) they voluntarily terminate their employment, or (ii) their employment is terminated by the Company with cause.

(2)
Represents an estimated cost of health care and outplacement services to be provided by the Company.

(3)
Mr. Neut was terminated on November 16, 2009. Converted from euros at an exchange rate of $1.34 per euro.

Additional Severance and Change in Control Provisions

  Cotshott Employment Contract

        In February 2008, the Company entered into an Employment and Non-competition Agreement with its then new President and Chief Executive Officer, Gary J. Cotshott ("Cotshott Employment Agreement"). Under the Cotshott Employment Agreement, Mr. Cotshott will receive: (1) an initial annual base salary of $350,000; (2) non-qualified stock options to purchase 300,000 shares, which (i) vest in equal quarterly installments over four years, starting at the end of the 1st quarter of 2008, (ii) have a ten-year term, and (iii) bear a strike price equal to the closing price of the Company's common stock on February 11, 2008; (3) 50,000 shares of restricted stock, which vest in equal quarterly installments over four years starting at the end of the 1st quarter of 2008; and (4) annual option grants for four years, starting in 2009, for a minimum of 50,000 shares. Mr. Cotshott is eligible to participate in the Company's Annual Incentive Plan and the Executive Long-Term Incentive Plan. Mr. Cotshott will be entitled to participate in all benefits and executive prerequisites under the Company's benefit plans, and he will receive up to $35,000 toward medical insurance reimbursement, professional financial and tax assistance, and annual medical examinations.

        Either TechTeam or Mr. Cotshott may terminate the Agreement without cause. TechTeam can terminate the Agreement with "Cause," and Mr. Cotshott can terminate the Agreement for "Good Reason" or under certain circumstances upon a Change of Control. The Agreement will also terminate upon Mr. Cotshott's death or disability. "Cause" includes: (1) an act of fraud, embezzlement, theft, or other similar material dishonest conduct in connection with his employment; (2) his willful and continued failure to substantially perform the principal aspects of his duties, which continues after fourteen (14) days written notice; (3) an intentional action or failure to act by him that is materially injurious to the Company; (4) any act or omission by him involving malfeasance or gross negligence in the performance of his duties hereunder; and/or (5) his failure to follow the reasonable and lawful instructions given in good faith by the Board. "Good Reason" includes: (a) violation by the Company of this Agreement, which remains uncured after such breach for (60) days; (b) he is required to relocate outside the greater metropolitan Austin, Texas area; or (c) the Company reduces or reassigns, in any material aspect, any of his offices, titles, duties or responsibilities, reporting requirements, authority or prerogatives or removes him from any position in the Company, including membership on the Board of Directors. A "Change of Control" of the Company means: (i) any merger, consolidation, recapitalization of the Company or the sale or other transfer of greater than 50% of all then outstanding voting shares of the Company entitled to vote generally in the election of the directors; (ii) the consummation of the sale, lease, dissolution or other transfer or disposition of all or a majority of the assets or operations of the Company; or (iii) a change in composition of the Board of Directors involving a majority of the then current incumbent directors as a result of either an actual or threatened election contest, as such terms are used in Rule 14a-11 under the Securities Exchange Act of 1934, as amended.

        Further, the Agreement requires Mr. Cotshott to maintain the confidentiality of TechTeam's confidential information, not to compete with TechTeam during his employment and for one year after the termination of the Agreement, or solicit TechTeam's employees or customers during the term of the Agreement and two years thereafter.

        The Cotshott Employment Agreement was amended effective December 29, 2009. Under this amendment, described in the CD&A, (a) Mr. Cotshott, and solely with respect to the 2009 fiscal year,

agreed to waive his right to receive his annual award of 50,000 options (as described above and in Section 2(b)(ii)(b) of the Employment Agreement); (b) the Company agreed to award Mr. Cotshott 25,000 shares of restricted stock upon execution of the Amendment, 25,000 shares of restricted stock on January 4, 2010, and 10,000 shares of restricted stock on January 3, 2011; (c) the Company and Mr. Cotshott released each other from any potential claims they may have against each other through the date of the Amendment; and (d) the Company reimbursed Mr. Cotshott $40,000 for reasonable legal or other fees incurred in respect of the negotiation, preparation and documentation of his employment arrangements with the Company.

        In the event Mr. Cotshott's Employment Agreement is terminated by Mr. Cotshott for Good Reason or the Company without Cause, the Company shall pay him, as severance, in a lump sum within fourteen (14) days of such termination, unless he is a specified employee under IRC Section 409A, at which point payment will be made on the first business day after the date that is six months after his separation from services, an amount equal to his Annual Base Salary plus (i) his target bonus for the then current full fiscal year, (ii) the cash value of any unused accrued vacation time, and (iii) a payment of $20,000 for his healthcare. In addition, within fourteen (14) days of termination, the Company will vest, issue and give to Mr. Cotshott an additional four fiscal quarters of his initial option grant, any annual grant thereafter, and his restricted stock, and provide for a 12 month period to complete the exercise of all vested stock options. Under the terms of the restricted stock awards made to him under the 2009 Amendment of the Cotshott Employment Agreement, if his employment terminates prior to the date his restricted shares are vested as a result of a termination of employment by the Company without Cause (as such term is defined in the Employment Agreement) or by Mr. Cotshott for Good Reason (as such term is defined in the Employment Agreement), in each case, one year after their award, an additional annual installment of the award will become fully vested on the date of such termination. Otherwise, the restricted shares will be forfeited upon termination

  Loebl Employment Agreement

        On October 7, 2008, the Company entered into an Employment and Non-Competition Agreement with Ms. Loebl ("Employment Agreement"). Under the Employment Agreement, Ms. Loebl will receive: (1) an initial annual salary of $300,000; (2) 150,000 non-qualified stock options ("Options"), which (i) vest in equal annual installments over four years, (ii) have a ten year term, and (iii) bear a strike price of the closing price of the Company's common stock on October 7, 2008; and (3) 35,000 shares of restricted stock ("Restricted Stock"), which vest in equal annual installments over four years. Ms. Loebl is eligible to participate in the Company's Annual Incentive Plan ("AIP") and the Executive Long-Term Incentive Plan ("LTIP"). Ms. Loebl will be entitled to participate in all benefits and executive perquisites under the Company's benefit plans.

        TechTeam may terminate the Employment Agreement with or without "Cause." Ms. Loebl can terminate the Employment Agreement with or without "Good Reason" or under certain circumstances upon a Change of Control. The Agreement will also terminate upon Ms. Loebl's death or disability. Cause includes, but is not limited to: (1) an act of fraud, embezzlement, theft, or other similar material dishonest conduct in connection with her employment; (2) her willful and continued failure to substantially perform the principal aspects of the her duties, which continues after fourteen (14) days written notice; (3) an intentional action or failure to act by her that is materially injurious to the Company; (4) any act or omission by her involving malfeasance or gross negligence in the performance of her duties hereunder; and/or (5) her failure to follow the reasonable and lawful instructions given in good faith by the Board. Good Reason includes: (a) violation by the Company of the Employment Agreement, which remains uncured after such breach for (60) days; (b) the reduction of her base salary; or (c) any diminution in her authority, duties or responsibilities, below the authority, duties or responsibilities of chief financial executives in the United States companies of similar size and nature of the Company.

        In the event the Employment Agreement is terminated by Ms. Loebl for Good Reason or the Company without Cause, the Company shall pay her, as severance, in a lump sum within fourteen (14) days of such termination, an amount equal to her annual base salary plus: (i) any earned, but not paid, bonus from the prior fiscal year; (ii) her target cash bonus for the then current full fiscal year; (iii) the cash value of any unused accrued vacation time; (iv) her COBRA expenses for her health and dental insurance for twelve (12) months; and (v) executive outplacement services for a period of up to nine (9) months. In addition, the Company will vest an additional one year of the options, restricted stock, and any restricted stock granted under the LTIP and provide for a 12 month period to complete the exercise of all vested options.

        In the event the Employment Agreement is terminated by the Company with Cause or by Ms. Loebl without Good Reason, the Company shall not be obligated to make any further payment of annual base salary, AIP or LTIP bonuses or provide any benefits under the Employment Agreement (other than payments of annual base salary, unused accrued vacation and reimbursements for expenses incurred, through the date of termination). All unvested options and restricted stock will immediately expire on the date of termination, and Ms. Loebl will have (90) days after the date of termination to exercise any vested options, after which time they will expire.

        Further, the Employment Agreement requires Ms. Loebl to maintain the confidentiality of TechTeam's confidential information, not to compete with TechTeam during her employment and for one year after the termination of the Employment Agreement, or solicit TechTeam's employees or customers during the term of the Employment Agreement and two years thereafter.

Report of the Audit Committee

        In connection with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the consolidated financial statements to be included therein, the Audit Committee has:

          (1)   reviewed and discussed the audited consolidated financial statements with management;

          (2)   discussed with Ernst & Young, LLP , the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended; and

          (3)   received the written disclosures and letter from Ernst & Young required by the applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence with respect to the Company.

        Based upon these reviews and discussions, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

  AUDIT COMMITTEE

  Richard R. Widgren, Chairman
  James A. Lynch
  Andrew R. Siegel

 Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information, as of November 1, 2010 (except as otherwise noted in the table), with respect to the beneficial ownership of Common Stock by:

  •
  any persons who have reported or are known by the Company to be the beneficial owners of more than 5% of the Common Stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  our directors and executive officers as a group.

        As of November 1, 2010, there were 11,190,781 shares of Common Stock outstanding. The number of shares beneficially owned by each stockholder is determined under rules and regulations promulgated by the SEC, and does not necessarily indicate beneficial ownership for any other purpose. The same shares may be beneficially owned by more than one person.

        In computing the number of shares beneficially owned by a person and the percentage of beneficial ownership of that person, shares of Common Stock subject to options, warrants or other convertible securities or rights held by that person that are currently convertible or exercisable, or convertible or exercisable within 60 days of November 1, 2010, are deemed to be presently outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. Unless otherwise noted below, each person has sole voting and investment power with respect to the shares beneficially owned by such person; the address of each person is c/o 27335 West 11 Mile Road, Southfield, Michigan 48033 and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned by that person.

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock
Greater-than-5% Stockholders
Costa Brava Partnership III L.P.(1)	1,319,274	11.8%
420 Boylston Street
Boston, MA 02116
Heartland Advisors, Inc.(2)	1,162,773	10.4%
789 North Water Street
Milwaukee, WI53202
Dimensional Fund Advisors, Inc.(3)	890,582	8.0%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
Emancipation Capital, LLC(4)	737,035	6.6%
825 Third Avenue New York, NY 10022
Named Executive Officers and Directors
Kevin Burke(5)	77,232	**
Gary J. Cotshott(6)	309,250	2.8%
Christopher E. Donohue(7)	83,190	**
Charles Frumberg(4)	745,869	6.6%
Seth W. Hamot(1)	1,319,274	11.8%
David A. Kriegman(8)	101,119	**
Margaret M. Loebl(9)	119,211	**
James A. Lynch(10)	79,331	**
Christoph A. Neut(11)	26,797	**
Dov H. Scherzer(12)	9,724	**
Andrew R. Siegel(13)	110,020	**
Richard R. Widgren(14)	74,799	**
Current directors and executive officers as a group (14 persons)	3,187,118	28.5%

**
Less than 1%.

(1)
Based solely on Amendment No. 9 to Schedule 13D filed with the SEC on June 8, 2010. Each of Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden & Hamot, LLC ("RRH") and Seth W. Hamot has the shared power to vote or to direct the vote and to dispose or direct the disposition of 1,319,274 shares. The shares held by Costa Brava Partnership III L.P. have been included in the calculation of the percentage of the holdings of current directors, nominees and named executive officers as a group.

(2)
Based solely on Amendment No. 5 to Schedule 13G/A filed with the SEC on February 10, 2010.

(3)
Based solely on Amendment No. 11 to Schedule 13G filed with the SEC on February 8, 2010.

(4)
Based solely on Amendment No. 2 to Schedule 13D filed with the SEC on June 9, 2010. Emancipation Capital, LLC, Emancipation Capital, LP, Emancipation Capital Master, Ltd. and Charles Frumberg have filed a joint Schedule 13D in which Emancipation Capital, LLC, Emancipation Capital, LP and Emancipation Capital Master, Ltd. have the shared power to vote or to direct the vote and dispose or direct the disposition of 737,035 shares. Mr. Frumberg is Managing General Partner of Emancipation Capital, LLC and has the shared power to vote or direct the vote and dispose or direct the disposition of 745,869 shares, including 5,687 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(5)
Includes 35,000 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(6)
Includes 206,250 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(7)
Includes 37,500 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(8)
Includes 60,000 shares subject to stock options that are currently exercisable or exercisable within 60 days of July 1, 2010.

(9)
Includes 75,000 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(10)
Includes 6,125 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(11)
Consists of shares owned directly as of November 16, 2009 (the termination date of his employment). The percentage outstanding has been calculated based on the number of shares issued and outstanding as of July 1, 2010, and assumes that there has been no change in Mr. Neut's beneficial ownership since November 16, 2009.

(12)
Includes 7,000 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(13)
Includes 48,813 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

(14)
Includes 50,458 shares subject to stock options that are currently exercisable or exercisable within 60 days of November 1, 2010.

  Section 16(a) Beneficial Ownership Reporting Compliance

        Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of ten percent or more of our common stock ("Reporting Persons") are required to report to the SEC on a timely basis the initiation of their status as a Reporting Person and any changes regarding their beneficial ownership of our common stock. Based solely on our review of such forms received and the written representations of our Reporting Persons, we have determined that no Reporting Person known to us was delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act.

ANNEX II

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

November 1, 2010

TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48033
Attn: Members of the Board of Directors

Dear Members of the Board of Directors:

        We understand that TechTeam Global, Inc. ("TechTeam"), Stefanini International Holdings Ltd. ("Stefanini Parent"), an affiliate of Stefanini Participações Ltda. ("Stefanini"), and Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini Parent ("Sub"), propose to enter into an Agreement (defined below) pursuant to which, among other things, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of TechTeam ("TechTeam Common Stock" and, such tender offer, the "Offer") at a purchase price of $8.35 per share in cash (the "Consideration") and (ii) subsequent to consummation of the Offer, Sub will be merged with and into TechTeam (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of TechTeam Common Stock not previously tendered in the Offer will be converted into the right to receive the Consideration.

        You have requested that Houlihan Lokey Capital, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") as to whether, as of the date hereof, the Consideration to be received in the Transaction by holders of TechTeam Common Stock (other than Stefanini, Stefanini Parent, Sub and their respective affiliates) is fair to such holders from a financial point of view.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed a draft, dated October 30, 2010, of an Agreement and Plan of Merger to be entered into among TechTeam, a Delaware corporation, Stefanini Parent, a corporation organized under the laws of England and Wales, and Sub, a Delaware corporation (the "Agreement");

  2.
  reviewed certain publicly available business and financial information relating to TechTeam that we deemed to be relevant;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of TechTeam made available to us by TechTeam, including financial projections (and adjustments thereto) prepared by the management of TechTeam for the fiscal year ending December 31, 2010 and under two cases, designated by such management as a "base case" and "qualified best case," for the fiscal year ending December 31, 2011 reflecting alternative business scenarios and discussed with the management of TechTeam its assessments as to the relative likelihood of achieving the future financial results reflected in such cases;

  4.
  spoken with certain members of the management of TechTeam and certain of its representatives and advisors regarding (a) the business, operations, financial condition, past performance relative to projected performance and trends in the financial results and prospects of TechTeam and (b) the Transaction and related matters, including certain escrow arrangements and related contingent obligations of TechTeam arising out of the sale by TechTeam of its government solutions business to Jacobs Engineering Group Inc., which transaction was completed in October 2010 (such sale, the "Jacobs Transaction");

TechTeam Global, Inc.
November 1, 2010

  5.
  compared the financial and operating performance of TechTeam with that of other public companies that we deemed to be relevant;

  6.
  considered the publicly available financial terms of certain transactions that we deemed to be relevant;

  7.
  reviewed the current and historical market prices for TechTeam Common Stock;

  8.
  considered the results of the third-party solicitation process conducted by TechTeam, with our assistance, with respect to a possible sale of TechTeam; and

  9.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. As you are aware, we have been advised by the management of TechTeam that it has not prepared updated financial projections relating to TechTeam beyond the fiscal year ending December 31, 2011 and, accordingly, we have not performed an analysis of the estimated present value of the future cash flows of TechTeam. We also have been directed by the management of TechTeam to utilize, for purposes of our analyses and this Opinion, the "base case" projections for the fiscal year ending December 31, 2011. With respect to the financial projections utilized in our analyses, the management of TechTeam has advised us, and we have assumed, that such financial projections (and adjustments thereto) have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of TechTeam, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of TechTeam since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on TechTeam or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

TechTeam Global, Inc.
November 1, 2010

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of TechTeam or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of TechTeam or any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which TechTeam is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which TechTeam is or may be a party or is or may be subject (including, without limitation, contingent obligations (if any) of TechTeam in excess of escrowed amounts pursuant to the Jacobs Transaction).

        This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. This Opinion does not purport to address potential developments in the credit, financial or stock markets, including, without limitation, the market for shares of TechTeam Common Stock. We also are not expressing any opinion as to the price or range of prices at which TechTeam Common Stock will trade at any time.

        This Opinion is furnished for the use and benefit of the Board of Directors of TechTeam (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of TechTeam, any security holder or any other person as to how to act or vote with respect to any matter relating to, or whether to tender shares of TechTeam Common Stock in connection with, the Transaction.

        In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, TechTeam, Stefanini or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

        Houlihan Lokey and certain of its affiliates in the past have provided investment banking, financial advisory and other financial services to TechTeam, for which Houlihan Lokey and such affiliates have received compensation, including having acted as financial advisor to TechTeam in connection with the Jacobs Transaction. Houlihan Lokey and certain of its affiliates in the future may provide investment banking, financial advisory and other financial services to TechTeam, Stefanini, other participants in the Transaction or certain of their respective affiliates, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by certain affiliates or security holders of TechTeam or other participants in the Transaction, and in portfolio companies of such funds, and may have co-invested with certain affiliates or security holders of TechTeam or other participants in the Transaction, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to,

TechTeam Global, Inc.
November 1, 2010

certain affiliates or security holders of TechTeam or other participants in the Transaction, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

        Houlihan Lokey has acted as financial advisor to TechTeam in connection with the Transaction and has received and will receive a fee for such services, a portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction or the conclusion contained in this Opinion. TechTeam also has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

        We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of TechTeam, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction (other than the Consideration to the extent expressly specified herein) or otherwise, including, without limitation, any terms or aspects of any tender and support agreement to be entered into in connection with the Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of TechTeam, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for TechTeam or any other party or the effect of any other transaction in which TechTeam or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of TechTeam's or any other party's security holders or other constituents vis-à-vis any other class or group of TechTeam's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not TechTeam, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of TechTeam or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with the consent of TechTeam, on the assessments by TechTeam and its advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to TechTeam and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of TechTeam Common Stock (other than Stefanini, Stefanini Parent, Sub and their respective affiliates) is fair to such holders from a financial point of view.

Very truly yours,
/s/ HOULIHAN LOKEY CAPITAL, INC. HOULIHAN LOKEY CAPITAL, INC.